Filed pursuant to Rule 424(b)(3)

Registration No. 333-126772

SPACEHAB, Incorporated

Offer to Exchange and Consent Solicitation

in Respect of 5.5% Senior Convertible Notes due 2010

for

Any and All Outstanding 8% Convertible Subordinated Notes due 2007

($63,250,000 in principal amount outstanding)

The Exchange Offer and Consent Solicitation

Expiration Date. The exchange offer and consent solicitation expires at 5:00 p.m., New York City time, on October 7, 2005, unless extended.

Exchange Offer and Consent Solicitation. If you decide to participate in the exchange offer, for each $1,000 principal amount of our outstanding 8% Convertible Subordinated Notes due 2007 that you validly tender in accordance with the procedures in this prospectus before the exchange offer expires, you will receive $1,000 principal amount of our new 5.5% Senior Convertible Notes due 2010, plus accrued and unpaid interest on the tendered outstanding notes. The exchange offer is open to all holders of our outstanding notes. Concurrently with this exchange offer, we are also soliciting consents to amend the indenture that governs the outstanding notes.

Conditions. The exchange offer is conditioned upon the satisfaction of several conditions, including, but not limited to, a minimum of $60,087,500 aggregate principal amount of outstanding notes being tendered and the approval by the holders of our common stock of an increase in the number of authorized shares of our common stock and the issuance of our common stock upon exercise of the exchange notes. SMH Capital Advisors, Inc., the investment advisor to holders of $40,366,000 in principal amount of the outstanding notes, has expressed its intent to tender the outstanding notes held by its clients in the exchange offer. SMH is not obligated to tender the outstanding notes under its management and its ability to tender such notes is subject to certain limitations, including any specific directions of any beneficial owner relating to those outstanding notes or the transfer of such outstanding notes out of the account managed by SMH. If you tender your outstanding notes, you are obligated to consent to the proposed amendments to the indenture governing the outstanding notes. You may not consent to the proposed amendments without tendering your outstanding notes.

Withdrawal. You may validly withdraw outstanding notes that you tender at any time until the exchange offer and consent solicitation expires.

Effect of Not Tendering. If you do not exchange your outstanding notes and the proposed amendments are adopted, you will continue to hold those notes, but the indenture governing those outstanding notes will be amended to remove the occurrence of a default on our other indebtedness as an event of default under the outstanding notes. In addition, the exchange notes being issued pursuant to this exchange offer will be senior in right of payment to any outstanding notes that you continue to hold.

The Exchange Notes

Maturity. The exchange notes will mature on October 15, 2010.

Interest. Interest on the exchange notes will accrue from the issue date at the rate of 5.5% per year. We will pay interest on the exchange notes semi-annually on each April 15 and October 15, commencing October 15, 2005.

Ranking. The exchange notes will be our general senior unsecured obligations ranking equally with our other senior unsecured debt, but will be effectively subordinated to all our secured debt, to the extent of the value of the assets securing such debt, and to all debt incurred by our subsidiaries.

Conversion. The exchange notes are convertible into shares of our common stock at a conversion price ranging from $2.12 to $2.44 from the date of issuance until October 14, 2008. On and after October 15, 2008, the conversion price for the exchange notes will be $2.50 per share. The exchange notes will be automatically converted into shares of our common stock at a conversion price of $2.50 per share if the closing price of our common stock exceeds $3.25 per share for 20 consecutive trading days at any time prior to the maturity date of the exchange notes. Our common stock is traded on The NASDAQ National Market under the symbol “SPAB.” On September 1, 2005, the last reported sale price of our common stock on The NASDAQ National Market was $1.30.

Redemption and Repurchase. We may redeem some or all of the exchange notes at any time at 100% of the principal amount of the exchange notes being redeemed, plus accrued interest to the date of redemption and, if redeemed prior to October 15, 2008, the payment of the premium described in this prospectus. If we experience a change of control, we must offer to purchase the exchange notes for 100% of their aggregate principal amount, plus accrued interest, payable, at our option, in cash or in shares of our common stock.

See “ Risk Factors” beginning on page 14 for a discussion of certain risks that you should consider before participating in the exchange offer and consent solicitation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Co-Dealer Managers for the Exchange Offer and the Solicitation Agents for the Consent Solicitation are:

Jefferies & Company, Inc.	Sanders Morris Harris

The date of this prospectus is September 2, 2005

This exchange offer and consent solicitation is not being made to, nor will we accept tenders of outstanding notes from, holders of outstanding notes in any jurisdiction in which this exchange offer or the acceptance of outstanding notes would not be in compliance with the securities or blue sky laws of such jurisdiction.

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WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC. You should read this prospectus and the information incorporated by reference, including the exhibits to the registration statement.

We file annual, quarterly, and current reports; proxy statements; and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our filings are located in the EDGAR database on that website. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

All of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports as well as other filings we make pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934 are also available free of charge through our Internet website. The address of our Internet website is www.spacehab.com. Our SEC filings are available through our website as soon as reasonably practicable after they are electronically filed or furnished to the SEC. However, information on our website is not incorporated by reference.

We “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that was filed prior to the date of this prospectus that is updated or superceded by information contained in this prospectus is considered a part of this prospectus only as so updated or superceded. Information that we later file with the SEC will automatically update and supersede the information contained in this prospectus and the documents incorporated by reference. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate this offering:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2004, as amended by our Form 10-K/A filed on July 20, 2005;

•	Our Quarterly Reports on Form 10-Q for the periods ended September 30, 2004, December 31, 2004, and March 31, 2005, as amended by our Form 10-Q/A filed on July 20, 2005;

•	Our Current Reports on Form 8-K filed on September 10, 2004, October 12, 2004, May 3, 2005, May 19, 2005, May 26, 2005, June 2, 2005, July 1, 2005, July 14, 2005, July 20, 2005 and August 16, 2005 (to the extent these items were “filed” with the SEC and not “furnished”);

•	Our Proxy Statement on Schedule 14A for our 2004 Annual Meeting filed on October 28, 2004; and

•	The description of our common stock, no par value per share, contained in our Registration Statement on Form S-1 filed on October 5, 1995.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. You may request a copy of this information at no cost by writing or telephoning us at the following address and telephone number: Attention: Investor Relations, SPACEHAB, Incorporated, 12130 State Highway 3, Building 1, Webster, Texas 77598, telephone: (713) 558-5000.

The exchange offer and consent solicitation is expected to expire at 5:00 p.m., New York City time, on October 7, 2005 and you must make your exchange decision by this expiration date. To obtain timely delivery of the requested information, you must request this information by September 30, 2005 or the date that is no later than five business days before the expiration date.

In making your decision regarding participation in the exchange offer and consent solicitation, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in places where offers and sales are not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that information incorporated by reference into this prospectus is accurate as of any date other than the date such information was filed with the SEC. Our business, financial condition, results of operations, and prospectus may have changed since that date.

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FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. “Forward-looking statements” made in connection with the exchange offer and consent solicitation are not within the safe harbors provided by the Private Securities Litigation Reform Act. All statements, other than statements of historical fact or statements relating to the exchange offer and consent solicitation, are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements may include the words “may,” “will,” “plans,” “believes,” “estimates,” “expects,” “intends” and other similar expressions. Such statements are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in the statements. Such risks and uncertainties include, but are not limited to:

•	whether we will fully realize the economic benefits under our NASA and other customer contracts;

•	continued utilization by NASA and others of our habitat and logistics modules and related commercial space assets and services;

•	completion of the International Space Station, and the continued availability and use of the U.S. space shuttle;

•	technological difficulties and potential legal claims arising from any technological difficulties;

•	product demand and market acceptance risks, including our ability to develop and sell products and services to be used by the manned and unmanned space programs that replace the space shuttle program;

•	the effect of economic conditions in the U.S. or other space faring nations that could impact our ability to support or gain customers;

•	uncertainty in government funding and support for key space programs;

•	the impact of competition on our ability to win new contracts;

•	delays and uncertainties in future space shuttle and International Space Station programs;

•	the U.S. Government’s commitment to President Bush’s Vision for Space Exploration;

•	delays in the timing of performance of other contracts;

•	resolution of our claims against NASA relating to the loss of our research double module on the Columbia orbiter; and

•	risks described in the “Risk Factors” section of this prospectus.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” beginning on page 14 of this prospectus and elsewhere in this prospectus, or in the documents incorporated by reference herein. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise. In making these statements, we disclaim any obligation to address or update each factor in future filings with the SEC or communications regarding our business or results, and we do not undertake to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed above may have affected our past results and may affect future results, so that our actual results may differ materially from those expressed in this prospectus and in prior or subsequent communications.

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PROSPECTUS SUMMARY

This summary highlights information from this prospectus, but does not contain a complete description of our business or all material features of the exchange offer and consent solicitation. To understand all of the terms of the exchange offer and consent solicitation and for a more complete understanding of our business, you should carefully read the entire prospectus, particularly the section entitled “Risk Factors,” and the materials to which we have referred you. You should also consult with your own legal and tax advisors.

In this prospectus, “SPACEHAB,” “the Company,” “we,” “us,” “our” and “ours” refer to SPACEHAB, Incorporated and its subsidiaries, unless the context otherwise requires. In this prospectus, we use the term “outstanding notes” to refer to the 8% Convertible Subordinated Notes due 2007 that we issued in October 1997 and the term “exchange notes” to refer to the 5.5% Senior Convertible Notes due 2010 that we have registered under the Securities Act of 1933 and are offering in exchange for the outstanding notes as described in this prospectus.

Our Company

Overview

We provide services that focus on the needs of organizations requiring access to the unique environment of space for commercial, scientific and other reasons. We are a leading provider of services that facilitate commercial access to space, and were the first company to commercially develop, own and operate pressurized space habitat modules. Serving the international community, we have experience supporting both manned and unmanned missions to space. We offer many levels of products and services by providing:

•	access to space through the use of our research and logistics modules and unpressurized integrated cargo carriers;

•	expertise on the habitability and occupational challenges of space;

•	facilities and support services needed to prepare satellites and payloads for launch;

•	engineering, analysis, and payload operations services;

•	program integration and control;

•	product design and development; and

•	space media, education, and retail goods.

As an enabler of access to space, we provide these products and services to the space industry through the following three primary business units:

•	SPACEHAB Flight Services. Our Flight Services business unit provides research and logistics expertise and hardware, including a habitat module and unpressurized integrated cargo carriers provided to NASA for use on the U.S. space shuttle fleet.

•	Astrotech Space Operations. Our Astrotech spacecraft processing business unit provides facilities and support for the preparation of satellites and payloads for launch on expendable launch vehicles.

•	SPACEHAB Government Services. Our Government Services business unit provides project management and specialized engineering analysis, products, and services to NASA and other customers.

SPACEHAB Flight Services. The primary goal of our Flight Services business unit is to enable government and commercial enterprises to overcome the habitability and occupational challenges of space. Through the provision of experts, specialized hardware, and established processes, we help our customers access the resources of space. We offer a range of engineering, integration, operations, and ground support services that we tailor to meet our clients’ specific requirements. Our Flight Services business unit provides a habitat module and unpressurized integrated cargo carriers to NASA for use on the U.S. space shuttle fleet and the International Space Station. We sell research and logistics services to NASA and commercial customers who want to use our modules and unpressurized carriers for specific space applications. Our modules provide space-based research facilities and pressurized cargo services for use aboard the space shuttle. Our single module, when installed in the payload bay of a space shuttle, more than doubles the space available to astronauts for research, habitation, and storage, while still leaving space in the shuttle bay for unpressurized cargo. We also have a second module that can be attached to our single module and used in the space shuttle in a double configuration. We outfit each module for research, logistics, or a combination of both depending on customer needs. Our unpressurized integrated cargo carrier systems are used to ferry equipment, supplies, and tools to the International Space Station onboard the space shuttle. As of September 2, 2005, our modules and integrated cargo carriers have flown on 19 missions on the space shuttle, including 13 logistics missions (six to the International Space Station and seven to the Russian space station Mir). For the July 2005 return-to-flight mission, we provided an integrated cargo carrier that was permanently attached to the International Space Station. Following the launch of the Space Shuttle Discovery in July 2005, NASA announced that the space shuttle fleet will be grounded for an indefinite period of time until loss of foam from the shuttle’s external fuel tank can be remedied. In addition to our flight assets, we offer a full range of ground-based pre- and post-flight experiment and payload processing services and in-flight operations support.

Astrotech Space Operations. Our Astrotech spacecraft processing business unit provides government and commercial customers with a commercial alternative to using government-owned facilities to prepare their satellites for launch in the United States. We believe that growing wireless telecommunication demands, such as direct-broadcast radio and television, cellular telephones, and broadband internet services, as well as the continued need for video and long-distance telephone transmissions, will provide us with opportunities to expand our customer base. Our modern facilities are used by payload customers launching on a wide range of expendable launch vehicles, including Atlas, Delta, Pegasus, Sea Launch, and Taurus, as well as secondary payloads flown on the space shuttle. Our largest facility, which we own, supports spacecraft processing for launches in Cape Canaveral and is capable of processing larger five meter class satellites and payload fairings for Lockheed Martin’s and Boeing’s Evolved Expandable Launch Vehicle Programs. The satellite and payload fairings for the Evolved Expandable Launch Vehicle Programs are significantly larger than other launch vehicles currently in use and require larger facilities for processing. We also lease facilities located on Vandenberg Air Force Base to support launches on the west coast. In addition, we manage the facilities at the Port of Long Beach that are used to process satellites and payloads being launched from an equatorial sea-based platform by Sea Launch Company, LLC. As of June 30, 2005, we had supported the processing of more than 225 satellites and payloads.

SPACEHAB Government Services. Our Government Services business unit has provided specialized engineering support services for the U.S. Government, including NASA, and various commercial industries for over 30 years. Specifically, we have supported the Government in the areas of:

•	large-scale configuration and data management programs, including for the construction of the International Space Station;

•	specialized design, development, and fabrication of flight hardware;

•	low- to high-fidelity mockup design and construction; and

•	safety and quality support services.

Space Media, Inc. In addition to our three primary business units, we also have a majority-owned subsidiary that creates proprietary space-themed content for education and commerce. By leveraging our access to engineers, marketing and industry professionals, and aerospace subcontractors, we are able to provide the space enthusiast with a variety of services and products. These services range from outfitting a comprehensive space exhibit to providing astronaut appearances and product endorsements. This business unit owns and operates an online retailing outlet, TheSpaceStore.com, and a retail store adjacent to NASA’s Johnson Space Center in Houston. Our website and retail store offer hundreds of products, providing distinctive and personalized gifts, clothing, mission patches, space collectibles, and more. Through the STARS Program, we provide educational and outreach services to schools around the globe through which we help students develop and fly their own experiments in space.

Strategy

Our strategic vision is to be a recognized market leader in providing services to support space operations and utilization with consistent growth, high employee morale, and a realistic shareholder return on investment. Extracted from that vision, our strategies encompass the following:

•	deliver excellence on current work;

•	leverage our mission/program support expertise;

•	provide technical support on space programs;

•	expand and enhance existing payload-processing facilities;

•	design solutions that encourage private commercial investment in space;

•	develop space-related hardware;

•	support alignment of domestic and foreign resource sharing; and

•	identify new applications for our technology and expertise.

We believe that our business units are tactically aligned with our overriding corporate strategy in a manner that is poised to achieve our operational and financial goals. Our units are focused on three areas in the near term:

•	utilizing the expertise of our Flight Services business unit to provide support for the space shuttle’s return-to-flight and subsequent missions, assembly and utilization of the International Space Station, and the evolution of NASA’s exploration initiatives;

•	expanding our Astrotech spacecraft processing business unit’s revenue base through new markets and services in an effort to increase utilization of our modern, commercially-operated facilities and extensive payload processing expertise; and

•	supporting the International Space Station Program Office through our Government Services business unit under cost reimbursable government contracts, further defining ourselves as a principal in configuration and data management services.

We are continuing to identify new business opportunities within our core competencies to maintain and expand our role as a NASA team member and commercial space access facilitator. For example, we recently completed a six-month NASA study contract valued at approximately $1.0 million to support the space agency’s new exploration initiatives. The purpose of this contract was to design a technical solution to accomplish the agency’s objectives for lunar exploration and to identify systems that could also be used on missions to Mars and other destinations. Our winning proposal documented our approach for designing an architecture that takes advantage of commercial efficiencies; specifically, how private industry can benefit from investing in transporting people to the moon and elsewhere. We believe that our approach results in lower program costs and provides the additional benefit of applying existing capabilities and mature technology. Following our initial six-month effort, NASA awarded us an additional six-month contract, also valued at approximately $1.0 million, to continue and expand upon our initial work.

Our NASA study contract involves us in President Bush’s space exploration vision at the onset, allowing us to promote the value of commercial solutions and private enterprise in NASA’s growing initiatives. NASA is now in the process of defining the next steps for the national vision and will be issuing multiple proposals for the development of a crew exploration vehicle and a lunar vehicle, and the use of mature technologies that will assist in the process of exploring the moon and beyond. We believe that our expertise in the areas of logistics services, crew habitability, payload integration, and ground processing positions us to benefit from NASA’s new initiatives.

In order to meet the evolving needs of NASA’s exploration program and potential commercial customers, we are in the process of developing a commercial payload service. We believe that retirement of the shuttle eliminates a significant payload transport capability both to and from space for which NASA has not identified a replacement. Additionally, the retirement of the shuttle results in the loss of an orbiting platform that can host short duration technology maturation experiments. Our goal is to enable the smooth transition of a portion of space shuttle based International Space Station payload transport capabilities to commercial payload transport services. We are designing our proposed commercial payload service so that it can evolve with minimal redesign efforts as NASA migrates from International Space Station operations in low Earth orbit to lunar operations and beyond. Our proposed commercial payload service would consist of a variety of spacecraft that could be launched using existing expendable, unmanned launch vehicles, from smaller rockets to Boeing’s Delta IV and Lockheed Martin’s Atlas V Evolved Expendable Launch Vehicle Programs. We believe that we will have a payload transport carrier by 2008.

Recent Developments

In April 2005, we consummated the sale and lease back of our 58,000 square-foot payload processing facility in Cape Canaveral, Florida in a transaction with Tamir Silvers LLC for $4.8 million. This payload processing facility hosts payload integration activities for our modules and integrated cargo carriers. This lease offers the flexibility to respond to new opportunities and re-evaluate our facility requirements for both our nearby Cape Canaveral and Titusville, Florida locations upon the proposed retirement of the space shuttle in 2010. The contract terms provide for a lease by us of 100% of the facility for an initial period of five years, with an option period for an additional five years. Currently, we have subleases in place that occupy approximately 20% of the available space with another 20% available for prospective tenants.

On May 26, 2005, we exercised a right of first refusal contained in the lease for our 90,000 square foot corporate administrative facility and an adjacent three acres of land in Webster, Texas. We purchased the building and the adjacent three acres of land from American National Insurance Corporation for $2.0 million. We sold the building, excluding the three acres of adjacent undeveloped land for $3.25 million pursuant to a sale-leaseback arrangement. We have leased back 100% of the facility for an initial period of ten years, with two five-year options. We retained the adjacent three acres parcel for future development or sale.

In January 2004, Lloyd’s of London, our insurer for the research double module, filed a complaint in the United States District Court for the Western District of Washington seeking the return of the $17.7 million Lloyd’s had paid to us under the research double module insurance policy. On May 12, 2005 we and Lloyd’s agreed to jointly pursue recovery against NASA with us in full control of the appeals process. Lloyd’s will participate in any recovery both pursuant to our administrative claim and our tort claim against NASA, net of legal costs, in accordance with a pre-agreed schedule under which our liability to Lloyd’s ranges from a minimum of $500,000 if we do not recover any additional amounts to approximately $17.7 million if we recover over $70.0 million from NASA. Also in accordance with the agreement, Lloyd’s dismissed its complaint against us with prejudice. We will record a charge in our fourth quarter financial statements of $500,000 pending a final resolution of our actions against NASA. For a discussion of our claims against NASA see “Business—Legal Proceedings.”

On July 20, 2005, we restated our statements of cash flows for the year ended June 30, 2003 and the nine months ended March 31, 2005 to revise the classification of insurance and contractual indemnification proceeds that we received in connection with the loss of our research double module. We originally classified these proceeds, which totaled $17.7 million in insurance proceeds and $8.2 million in indemnification proceeds, as cash flows from operating activities; however, such proceeds should have been classified as cash flows from investing activities. Our restatement properly classifies such amounts.

The address of our principal executive offices is 12130 State Highway 3, Building 1, Webster, Texas 77598. Our telephone number is (713) 558-5000. Our Internet website address is www.spacehab.com. Information contained in or connected to our Internet website is not a part of this prospectus.

The Exchange Offer and Consent Solicitation

The material terms of this exchange offer and consent solicitation are summarized below. However, in addition, we encourage you to read the detailed descriptions in the sections entitled “The Exchange Offer and Consent Solicitation” and “Summary Comparison of Key Differences Between the Outstanding Notes and the Exchange Notes” for further information about the exchange offer and the consent solicitation.

We are making this exchange offer and consent solicitation in order to increase our liquidity by reducing our interest expense, extend the maturity of the outstanding notes since we do not believe that we would be able to make the required principal payment on the outstanding notes in 2007, and modify the terms of the notes, including the conversion price, so that they more closely resemble current market terms for convertible notes.

We believe that the corporate restructuring and refinancing steps taken to date are inadequate to provide sufficient cash flow to fund research and development efforts necessary to develop new space assets that we believe will be required to ensure our long term viability and competitiveness. Furthermore, if the outstanding notes remain outstanding, we do not believe that we will have the financial flexibility necessary to obtain future financing to fund needed research and development efforts. In addition to limiting our ability to fund research and development, if the exchange offer is not completed, we will be required to direct substantial available cash flows during the next two years to the repayment of the outstanding notes by 2007. Since we do not believe that these cash flows will be sufficient to repay the outstanding notes in 2007, we may also be required to divest core assets to generate sufficient funds to repay the outstanding notes at maturity and, if such divestitures are not successful, to seek a restructuring of our debt.

We believe that the actions that would need to be taken to repay the outstanding notes in 2007 would substantially narrow our future prospects. The cash flows redirected to the repayment of, and any divesture of assets to repay, the outstanding notes may not generate sufficient funds to fully repay the outstanding notes. Due to the adverse effects that the outstanding notes will have on our future liquidity and ability to restructure and refocus our business at a time when our largest market is changing dramatically, we are proposing to exchange the outstanding notes for exchange notes pursuant to the terms of the exchange offer described below.

The Exchange Offer

We are making this exchange offer for all of our outstanding 8% Convertible Subordinated Notes due 2007. For every $1,000 in principal amount of outstanding notes that you validly tender prior to the expiration of the exchange offer, you will receive $1,000 in principal amount of 5.5% Senior Convertible Notes due 2010, plus accrued and unpaid interest on the outstanding notes that you tender. The exchange notes will bear a different CUSIP number from the outstanding notes.

Consent Solicitation

In addition to the exchange offer, we are soliciting consents to amend provisions of the indenture governing the outstanding notes. If you tender your outstanding notes in the exchange offer and they are accepted, you will be consenting to amend the indenture that governs the outstanding notes to remove the occurrence of a default on our other indebtedness as an event of default under the outstanding notes. Duly executed consents to the proposed amendment from holders representing at least a majority of the principal amount of the outstanding notes are required to amend the indenture governing the outstanding notes.

Exchange Offer and Consent Solicitation Expiration Date

The “expiration date” for the exchange offer and consent solicitation is 5:00 p.m., New York City time, on October 7, 2005, unless we extend the expiration date. It is possible that we will extend the exchange offer. See “The Exchange Offer and Consent Solicitation—Expiration Date; Extensions; Amendments.”

Withdrawal Rights

You may withdraw outstanding notes you tendered by furnishing a notice of withdrawal to the exchange agent or by complying with applicable ATOP procedures at any time before 5:00 p.m., New York City time, on the expiration date or at any time after midnight, New York City time, on November 1, 2005 if the outstanding notes have not been accepted for exchange. See “The Exchange Offer and Consent Solicitation—Withdrawal of Tenders.”

Accrued Interest on the Exchange Notes and the Outstanding Notes

You will receive accrued and unpaid interest on any outstanding notes accepted in the exchange offer, calculated from the last interest payment date up to but excluding the issue date of the exchange notes. The exchange notes will bear interest from the issue date at a rate of 5.5% per year. We will pay interest on the exchange notes in cash semi-annually on each April 15 and October 15, commencing October 15, 2005.

Conditions to the Exchange Offer

The exchange offer is conditioned upon the satisfaction of several conditions, including, but not limited to, a minimum of $60,087,500 aggregate principal amount of outstanding notes being tendered and the approval by the holders of our common stock of an increase in the number of authorized shares of our common stock and the issuance of common stock upon exercise of the exchange notes. See “The Exchange Offer and Consent Solicitation—Conditions.” SMH Capital Advisors, Inc. is a registered investment advisor who has been granted discretionary authority to sell, tender, or exchange an aggregate principal amount of $40,366,000 of the outstanding notes by the beneficial owners of those outstanding notes. While SMH Capital Advisors’ ability to tender the outstanding notes under its management is subject to certain limitations, including any specific directions of any beneficial owner relating to those outstanding notes or the transfer of such outstanding notes out of the account managed by SMH Capital Advisors, SMH Capital Advisors has expressed its intent to tender all outstanding notes under its management at the time of the closing of the exchange offer. SMH Capital Advisors is under no obligation to tender any of the outstanding notes under its management and we cannot make any assurances that it will tender the outstanding notes that it holds. In addition, an affiliate of SMH Capital Advisors, Sanders Morris Harris Inc., is acting as a co-dealer manager in connection with this transaction and will receive compensation for serving in such capacity. See “The Exchange Offer and Consent Solicitation—Co-Dealer Managers” and “—Soliciting Dealer Fees.”

Consent to Amendments	If you tender your outstanding notes for exchange, you are obligated to consent to the proposed amendments. You may not consent to the proposed amendments without tendering your outstanding notes.

Dissenter’s Rights

Holders of the outstanding notes do not have any appraisal or dissenters’ rights under the Washington Business Corporation Act or the indenture in connection with the exchange offer and consent solicitation.

Governmental Approvals	No governmental approvals or consents must be received to consummate the exchange offer and consent solicitation.
Procedures for Tendering Outstanding Notes Held in the Form of Book-Entry Interests

The outstanding notes were issued as global securities and were deposited with Wachovia Bank, National Association who holds the outstanding notes as the custodian for the Depository Trust Company (DTC). Beneficial interests in the outstanding notes are held by participants in DTC on behalf of the beneficial owners of the outstanding notes. We refer to beneficial interests in notes held by participants in DTC as notes held in book-entry form. Beneficial interests in notes held in book-entry form are shown on, and transfers of the notes can be made only through, records maintained in book-entry form by DTC and its participants.

If you are a holder of an outstanding note held in the form of a book-entry interest and you wish to tender your book-entry interest for exchange in the exchange offer, you must transmit to Wachovia Bank, National Association, as exchange agent, on or prior to the expiration date of the exchange offer, the following:

•	a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program (ATOP) system that, when received by the exchange agent will form a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; and

•	a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer and Consent Solicitation—Procedures for Tendering—Outstanding Notes Held in Book-Entry Form.”

Procedures for Tendering Outstanding Notes Held in Certificated Form

If you hold your outstanding notes in certificated form and wish to accept the exchange offer, sign and date the letter of transmittal, and deliver the letter of transmittal, along with certificates for the outstanding notes and any other required documentation, to the exchange agent on or before the expiration date in accordance with the instructions contained in this prospectus and the letter of transmittal.

Special Procedures for Beneficial Owners

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender those outstanding notes in the exchange offer, please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with the instructions in this prospectus and the letter of transmittal.

Guaranteed Delivery Procedures

If you are unable to deliver the outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable ATOP procedures prior to the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer and Consent Solicitation—Guaranteed Delivery Procedures.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes

If the conditions described under “The Exchange Offer and Consent Solicitation—Conditions” are satisfied, we will accept for exchange any and all outstanding notes that are properly tendered and not withdrawn before the expiration date. See “The Exchange Offer and Consent Solicitation—Procedures for Tendering.” If we close the exchange offer, the exchange notes will be delivered promptly following the expiration date. Otherwise, we will promptly return any outstanding notes that are not accepted.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes and the proposed amendments are adopted, you will continue to hold those notes, but the indenture governing those outstanding notes will have been amended to remove the occurrence of a default on our other indebtedness as an event of default under the outstanding notes. In addition, the exchange notes being issued pursuant to this exchange offer will be senior in right of payment to any outstanding notes that you continue to hold. See “Material U.S. Federal Income Tax Considerations” for a discussion of U.S. federal income tax considerations of the failure to exchange your outstanding notes.

Federal Income Tax Considerations

We intend to take the position that the exchange of outstanding notes for exchange notes as a tax-free recapitalization for purposes of United States federal income taxation. If the exchange qualifies as a recapitalization, you generally will not recognize taxable gain or loss as a result of the exchange. See “Material U.S. Federal Income Tax Considerations” for a discussion of U.S. federal income tax considerations you should consider before tendering outstanding notes in the exchange offer. You should also consult your own tax advisor as to the consequences to you of participating in the exchange offer or your decision not to participate in the exchange offer.

Co-Dealer Managers	Jefferies & Company, Inc. and Sanders Morris Harris Inc.

Soliciting Dealer Fees

If you validly tender, and we accept from you, $500,000 or less in aggregate principal amount of the outstanding notes, we will pay your broker a soliciting dealer fee of an amount equal to 1.5% of those tendered and accepted outstanding notes. For more information, please see “The Exchange Offer and Consent Solicitation—Soliciting Dealer Fees.”

Information Agent

CapitalBridge is serving as information agent for the exchange offer and consent solicitation. The address for the information agent is listed under “The Exchange Offer and Consent Solicitation—Information Agent.” If you would like more information about the exchange offer and consent solicitation, you should call the information agent at (877) 746-3583 (toll-free). The facsimile number for the information agent is (201) 499-3600.

Exchange Agent

Wachovia Bank, National Association is serving as exchange agent for the exchange offer and consent solicitation. The address for the exchange agent is listed under “The Exchange Offer and Consent Solicitation—Exchange Agent.” If you would like more information about the exchange offer, you should call the exchange agent at (704) 590-7413. The facsimile number for the exchange agent is (704) 590-7628.

See “The Exchange Offer and Consent Solicitation” for more detailed information concerning the terms of the exchange offer and consent solicitation.

Summary Comparison of Key Differences Between the Outstanding Notes and the Exchange Notes

The following is a summary of the key differences between the provisions of our outstanding 8% Convertible Subordinated Notes due 2007 and our new 5.5% Senior Convertible Notes due 2010 that are being offered in exchange for the outstanding notes and the reasons we believe these changes will help us to implement our strategic restructuring plan. This summary only describes the material differences between the indenture governing the outstanding notes and the indenture governing the exchange notes. We urge you to review each of these indentures to review additional changes that may be important to you.

Outstanding 8% Convertible Subordinated Notes due 2007 Indenture	New 5.5% Senior Convertible Notes due 2010 Indenture
Interest Rate. The outstanding notes bear interest at 8% per year.	Interest Rate. The exchange notes bear interest at 5.5% per year.

Maturity Date. The maturity date for the outstanding notes is October 15, 2007.	Maturity Date. The maturity date for the exchange notes is October 15, 2010.

Ranking. The outstanding notes are subordinated to all of our senior indebtedness.	Ranking. The exchange notes will be senior indebtedness.

Conversion Price. The conversion price for the outstanding notes is $13.625 per share of common stock.	Conversion Price. The conversion price for the exchange notes will initially be $2.12 and will increase semi-annually until October 15, 2008, when the conversion price will be set at $2.50.

Mandatory Conversion. The outstanding notes do not have any mandatory conversion provisions.	Mandatory Conversion. If our stock price exceeds $3.25 for 20 consecutive trading days, the exchange notes will be automatically converted into shares of our common stock.

Redemption. The outstanding notes can currently be redeemed at a redemption price equal to 101.7778% of the principal amount. From October 15, 2005 until October 14, 2006 the outstanding notes will be redeemable at a price equal to 100.8889% of the principal amount. On and after October 15, 2006, the outstanding notes are redeemable at a redemption price equal to 100% of the principal amount. In connection with any redemption, accrued and unpaid interest to the redemption date is also payable to the holders of the outstanding notes.	Redemption. The exchange notes can be redeemed at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption. In addition, if the exchange notes are redeemed on or prior to October 15, 2008 we will be required to pay a make-whole premium equal to the present value of interest payments remaining from the date of redemption until October 15, 2008, discounted using the treasury rate on the date of redemption plus 1%.

Limitation on Senior Secured Indebtedness and Acquired Indebtedness. The indenture governing the outstanding notes does not limit the incurrence of additional indebtedness.	Limitation on Senior Secured Indebtedness and Acquired Indebtedness. The indenture governing the exchange notes prohibits us from incurring more than $20 million in additional senior secured indebtedness and, unless a leverage ratio test is met, from assuming or incurring indebtedness in connection with acquisitions. For a description of this covenant see “Description of the Exchange Notes—Certain Covenants—Limitation on Incurrence of Senior Secured Indebtedness and Assumption of Acquired Indebtedness.”

Outstanding 8% Convertible Subordinated Notes due 2007 Indenture	New 5.5% Senior Convertible Notes due 2010 Indenture

Limitation on Dividends. The indenture governing the outstanding notes does not limit the payment of dividends.	Limitation on Dividends. The indenture governing the exchange notes prohibits us from paying dividends on our common stock unless the dividends are paid in shares of our non-redeemable capital stock or common stock of any of our subsidiaries. The indenture governing the exchange notes will not limit our ability to repurchase or redeem our common stock.

Change of Control. In the event of a change of control, holders of the outstanding notes have the right to require us to repurchase their outstanding notes at a price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest. The provisions in the indenture governing the outstanding notes regarding a change of control can not be amended without the consent of all affected holders.	Change of Control. The indenture governing the exchange notes contains provisions substantially similar to the provisions in the indenture for the outstanding notes that permits holders of the exchange notes to require us to repurchase their exchange notes at a price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest. Unlike the indenture for the outstanding notes, we are permitted to repurchase exchange notes upon a change of control in cash or in shares of our common stock, valued at the average closing price of our common stock for the 15 trading days immediately preceding the second trading day before we give notice of a change of control. The provisions in the indenture governing the exchange notes regarding a change of control can be amended with the approval of the holders of at least a majority in principal amount of the outstanding exchange notes.

The Exchange Notes

The following is a summary of the terms of the exchange notes. For a more complete description of the differences between the outstanding notes and the exchange notes, see “Summary Comparison of Key Differences Between the Outstanding Notes and the Exchange Notes.”

Issuer	SPACEHAB, Incorporated.

Title	5.5% Senior Convertible Notes due 2010.

Maturity Date	October 15, 2010

Interest Payment Dates	Interest will be payable semi-annually on April 15th and October 15th, commencing October 15, 2005.

Ranking	The exchange notes will be the unsecured and unsubordinated debt of SPACEHAB, Incorporated. Accordingly, they will rank:

•	equally with all of our existing and future unsecured and unsubordinated debt;

•	effectively subordinated to any future secured debt to the extent of the assets securing such debt, including our senior credit facility;

•	effectively subordinated to all debt of our subsidiaries, including the $3.7 million term loan of Astrotech Florida Holdings, which we have also guaranteed; and

•	ahead of any of our future subordinated debt.

As of June 30, 2005, we and our subsidiaries had $67.0 million in principal amount of indebtedness outstanding, which consists of $63.3 million in aggregate principal amount of the outstanding notes and $3.7 million in aggregate principal amount of indebtedness of our subsidiary Astrotech Florida Holdings.

Guarantees	The exchange notes will not be guaranteed by any of our current or future subsidiaries.

Optional Conversion	The exchange notes are convertible into shares of our common stock at a conversion price that increases semi-annually as follows:

Period	Conversion Price Per Share
Issue Date – April 14, 2006	$2.12
April 15, 2006 – October 14, 2006	$2.19
October 15, 2006 – April 14, 2007	$2.25
April 15, 2007 – October 14, 2007	$2.32
October 15, 2007 – April 14, 2008	$2.38
April 15, 2008 – October 14, 2008	$2.44
October 15, 2008 and thereafter	$2.50

Mandatory Conversion

The exchange notes will be automatically converted into shares of our common stock at a conversion price of $2.50 per share if the closing price of our common stock exceeds $3.25 per share for 20 consecutive trading days at any time prior to the maturity date of the exchange notes.

Optional Redemption

We may redeem some or all of the exchange notes at any time at 100% of the principal amount of the exchange notes being redeemed, plus accrued interest to the date of redemption. If we redeem the exchange notes prior to October 15, 2008, we will be required to pay a make-whole premium equal to the present value of the interest payments due on the exchange notes being redeemed to October 15, 2008, computed using a discount rate equal to the treasury rate on such date plus 1%.

Change of Control

Upon the occurrence of a change of control (as described under “Description of the Exchange Notes—Repurchase at the Option of Holders upon Change of Control”), we must offer to repurchase the exchange notes at 100% of the principal amount of the exchange notes, plus accrued interest to the date of repurchase. At our option, we may pay this amount in cash or in shares of our common stock valued at the average closing price of our common stock for the 15 trading days immediately preceding the second trading day before we give notice of a change of control. We may not be able to repurchase the exchange notes upon a change of control. See “Risk Factors—Risks Related to the Exchange Notes—We may be unable to make a change of control offer required by the indenture governing the exchange notes, which would cause defaults under the indenture governing the exchange notes, our revolving credit facility and other financing arrangements.”

Certain Covenants

The indenture under which the exchange notes will be issued contains covenants that will, among other things, limit our ability to incur additional senior secured indebtedness, assume or incur indebtedness in connection with acquisitions, and sell assets or merge with other companies. These covenants are subject to a number of important qualifications and exceptions as described in this prospectus under the caption “Description of the Exchange Notes—Certain Covenants.”

See “Description of the Exchange Notes” for more detailed information about the terms of exchange notes.

Risk Factors

See “Risk Factors” for a discussion of factors you should carefully consider before deciding to participate in the exchange offer and consent solicitation and invest in the exchange notes.

RISK FACTORS

You should carefully consider the following risks and other information contained or incorporated by reference in this prospectus before deciding to participate in the exchange offer and consent solicitation. The risks and uncertainties described below are not the only risks facing us or applicable to your investment in our exchange notes. Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the following risks or uncertainties actually occur, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Business

In 2004, our Flight Services business unit derived over 80% of its revenues, which represented approximately 50% of our fiscal year 2004 consolidated revenues, from the use of our modules and integrated cargo carriers by the space shuttle fleet, which is currently expected to be retired by 2010.

Our modules and integrated cargo carriers have been specifically designed to enhance the capabilities of the space shuttle and, therefore, our current Flight Services business is highly dependent on the availability of the space shuttle fleet. President Bush’s vision for U.S. space exploration envisions that the United States will fulfill its commitments to international partners and complete its work on the International Space Station by 2010. The shuttle is currently scheduled to be retired after its work on the station is complete. Our single module is currently scheduled to fly on two space shuttle missions. Since the shuttle’s chief purpose is anticipated to be assisting in the completion of the assembly of the station, our modules may not be used for many additional missions, if any. We currently own one single module and a second module that can be added to our single module in order for it to be configured as a double module. We invested substantial capital in the design and construction of these two modules. We do not anticipate being able to sell or use these two modules or use our integrated cargo carriers following the retirement of the space shuttle fleet. If our Flight Services business is unable to develop projects or services that will be used by the crew exploration vehicle and other spacecraft that will replace the shuttle fleet, our financial condition and results of operations will be materially adversely affected.

Our Flight Services business unit depends on regular space shuttle flights.

In addition to the scheduled retirement of the space shuttle fleet, the space shuttle fleet has been grounded for extended periods numerous times. The space shuttle fleet was grounded until July 2005 following the loss of the Space Shuttle Columbia on re-entry in February 2003. Following the launch of the Space Shuttle Discovery in July 2005, NASA announced that the space shuttle fleet will be grounded for an indefinite period of time until loss of foam from the shuttle’s external fuel tank can be remedied. All missions aboard the space shuttle were previously suspended from January 1986 to September 1988, pending the redesign of certain of its subcomponents which had caused the loss of the Space Shuttle Challenger. The space shuttle fleet has also been temporarily grounded for shorter periods of time on several occasions. No assurances can be made as to when NASA will lift the current grounding of the space shuttle fleet, that future missions of the space shuttle will not be delayed, or that NASA will launch the number of space shuttle missions currently scheduled. There are three space shuttles in operation. Failure to have access to the space shuttle, either through technical difficulties affecting the entire fleet or the loss of an individual space shuttle, would have a material adverse effect on our financial condition and results of operations.

We have incurred, and expect in the future to incur, significant legal costs related to the loss of our research double module in the Columbia tragedy.

On February 1, 2003 we lost our research double module in the Columbia tragedy. We sought indemnification from NASA in the amount of $87.7 million for the value of our research double module and related equipment that was destroyed. We received insurance proceeds of $17.7 million and $8.0 million in indemnification from NASA in connection with the loss of this module. We have filed an appeal of NASA’s decision to deny our claim for indemnification in excess of $8.0 million with the Armed Services Board of

Contract Appeals and a tort claim against NASA seeking damages of $79.7 million for the loss of the research double module. Since NASA did not respond to our claim for six months from the date on which we made the claim, NASA is deemed to have denied our claim. As a result of our administrative claim being deemed denied due to NASA’s failure to respond, we have the right to, and intend to, pursue our tort claim in federal district court. In pursuing our appeal and tort claims, we will be required to expend material amounts on legal fees, but may not recover any additional amounts from NASA. Lloyd’s will participate in any recovery both pursuant to our administrative claim and our tort claim against NASA, net of legal costs, in accordance with a pre-agreed schedule under which our liability to Lloyd’s ranges from a minimum of $500,000 if we do not recover any additional amounts to approximately $17.7 million if we recover over $70.0 million from NASA.

Since we do not intend to build any more modules, if our single module is lost, our net income from operations associated with space shuttle missions would be materially reduced and our insurance coverages may not be adequate.

Our second module is designed to convert our single module into a double module configuration. It can only be used in connection with our remaining single module. If our single module is lost as a result of another shuttle accident, we will not have any modules available for future shuttle missions. If we only lost our single module, we could not recover insurance proceeds for the second module, which is not usable without the single module. Although our modules are insured for replacement value if they are lost, we currently do not intend to build any additional modules due to the planned retirement of the space shuttle fleet in 2010 and the inability of our modules to be used on other spacecraft. As a result, the loss of one or both of our modules would materially reduce the amount of income we could potentially generate from the remaining shuttle missions. In addition, the loss of another space shuttle could result in the termination of the shuttle program earlier than is currently expected. In the event of another catastrophic space tragedy in which our modules or carriers cause damage to third parties, our liability may exceed the limits of our liability coverage. The loss of one or both of our modules will materially reduce our net income from operations associated with shuttle missions and will have a material adverse affect on our financial condition and results of operations.

Since we are dependent on NASA as a customer, if the products and services we are currently developing for use by NASA’s successor to the space shuttle program are not used, our financial condition and results of operations will be materially adversely affected.

Approximately 54% of our fiscal 2004 revenue was generated from seven contracts supporting NASA. We anticipate that revenue from NASA-related projects will continue to account for a material amount of our revenue in the future. We currently are providing services supporting NASA under five primary contracts. There are no assurances, however, that NASA will require our module or integrated cargo carrier services in the future. We currently anticipate that NASA will not use our modules as much as they have in the past. Even if NASA continues to use our modules and integrated cargo carriers to the same extent that it did prior to the suspension of shuttle flights following the Columbia disaster, these products will become obsolete when the space shuttle is retired. See “—In 2004, our Flight Services business unit derived over 80% of its revenues, which represented approximately 50% of our fiscal year 2004 consolidated revenues, from the use of our modules and integrated cargo carriers by the space shuttle fleet, which is currently expected to be retired by 2010.” Our failure to execute new contracts supporting NASA for use of our modules and integrated cargo carriers could have a material adverse effect on our financial condition and results of operations.

In the past, we have developed products without any firm commitments from NASA. Although we may invest substantial amounts developing products for the shuttle’s replacement program without any contracts with NASA, we cannot provide any assurances that such products will be used. Since the final program that will be chosen by NASA is not currently known, we can not provide any assurances that the products and services we may develop will be suitable for such replacement programs. If NASA or its contractors do not purchase the products and services we are developing for the shuttle’s replacement programs, our financial condition and results of operations will be adversely affected.

Termination of our backlog of orders could negatively impact our revenues.

As of March 31, 2005, we had a firm backlog of approximately $17 million and total backlog of approximately $81.9 million. Firm backlog consists of aggregate contract values, excluding the portion previously recognized as revenues, and our estimate of potential award fees. Total backlog includes firm backlog in addition to unexercised options under existing contracts, expected indefinite-quantity indefinite delivery task orders under existing contracts and undefinitized orders under existing contracts, which may not result in definitized contracts or orders. Backlog as of March 31, 2005 does not give effect to new orders received or any terminations or cancellations since that date. Approximately 86% of our contract backlog as of March 31, 2005 was derived from contracts with the U.S. Government and its agencies or from subcontracts with the U.S. Government’s prime contractors. Since our government contracts are contingent upon Congressional appropriations and are terminable “for convenience,” we cannot assure you that our backlog will ultimately result in revenues.

Our existing NASA contracts are subject to continued appropriations by Congress and may be terminated if future funding is not made available, which would have a material adverse effect on our business.

Our financial performance is substantially dependent on the revenue generated from our contracts supporting NASA which, similar to contracts with other agencies of the U.S. government, are conditioned upon the continuing availability of Congressional appropriations. The U.S. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may extend over many years. Failure to receive sufficient funds from Congress or a withdrawal by Congress of prior appropriations would permit NASA to terminate its contracts with us “for convenience.” Therefore, no assurances can be made that Congress will continue to fund NASA at levels which will permit space shuttle missions to continue on their current schedules or that Congress will appropriate the funds necessary for NASA to fulfill its obligations under its contracts with us. Any substantial reduction in Congressional funding for space shuttle missions or annual appropriations to NASA to fulfill, among other things, NASA’s contracts with us or the U.S. commitment to the International Space Station, would have a material adverse effect on our financial condition and results of operations. In addition, termination of large programs or multiple contracts affecting our Flight Services business unit could require us to evaluate the continued viability of operating that business.

As a U.S. Government contractor, we are subject to a number of rules and regulations the violation of which could result in us being barred from future NASA contracts.

We must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. Government contracts. These laws and regulations, among other things:

•	require certification and disclosure of all cost or pricing data in connection with certain contract negotiations;

•	impose acquisition regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts; and

•	restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of our contracts or debarment from bidding on U.S. Government contracts. In some instances, these laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions. For example, the U.S. Government may terminate any of our government contracts for convenience, as well as for default based on performance. In addition, U.S. Government contracts generally contain provisions that allow the U.S. Government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of certain federal laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials. Since a majority of our revenues are currently, and a material portion of future revenues are expected to be, derived from contracts supporting NASA, material modifications to our existing contracts or a prohibition against bidding on future U.S. Government contracts would have a material adverse affect on our financial condition and results of operations.

Our business could be adversely affected by a negative audit by the U.S. Government.

U.S. Government agencies, including NASA, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. Government also may review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or prohibition from doing business with the U.S. Government. In addition, we could suffer serious reputational harm that affects our non-governmental business if allegations of impropriety were made against us.

Most of our competitors, including NASA which is also our largest customer, have much greater financial resources than we do.

The U.S. Government, the governments of other countries, and private companies participate in the highly competitive space industry often as both suppliers and end-users of space services. Our long-term strategy for growth is to provide research, logistics, infrastructure and payload processing services to NASA and others during the International Space Station era and for the manned and unmanned programs that will replace the space shuttle program. This strategy could require us to compete with commercial companies such as Boeing, Lockheed Martin and other large aerospace companies, many of which have existing NASA support contracts, substantially greater financial resources and manufacturing capabilities, more established and larger marketing and sales organizations, and larger technical staffs than we have.

Pursuant to a treaty between the United States and Italian governments, the Italian government has provided three multi-purpose logistics modules to NASA for use in the construction and operation of the International Space Station. These NASA-owned and operated modules are capable of carrying pressurized logistics and other payloads in the cargo bay of the space shuttle to and from the International Space Station. These NASA owned modules are our most direct competitor for pressurized logistics resupply to the International Space Station. Russia also operates Progress unmanned, expendable logistics resupply vehicles, which were the sole means of re-supplying the International Space Station while shuttle flights were suspended. Japan and certain European countries are also currently working on their own expendable, automated docking modules for logistics resupply missions. The NASA owned modules might, and successful implementation of the proposed expendable docking modules could further, reduce the demand for our modules, which would have a material adverse effect on our future financial performance.

Prior to January 2004, Boeing was our subcontractor for processing payloads for our modules. We now perform all of our payload processing services using our employees. Boeing and United Space Alliance currently perform payload processing services for NASA’s multi-purpose logistics modules. In addition, there are several other space shuttle payload processing contractors currently performing flight and ground operations work for NASA, including but not limited to: United Space Alliance, The Boeing Company, Lockheed Martin Corporation, and Teledyne Technologies Incorporated. All of these companies are larger and have greater resources than us in space shuttle payload processing.

United Space Alliance, which is equally owned by The Boeing Company and Lockheed Martin Corporation, is the prime contractor for NASA’s space shuttle program. United Space Alliance is responsible for the day-to-day operation and management of the U.S. space shuttle fleet. United Space Alliance is currently the primary contractor in the market for civil ground operations and payload processing services. We believe that the privatization of space station operations and successor programs will continue to result in intense competitive pressure among contractors to retain their current contracts and/or capture new payload processing work from other contractors. To the extent that these contractors are able to retain or enlarge their roles in payload processing operations, our ability to successfully compete for a share in this market could be impeded, which could have a material adverse effect on our future financial performance.

At present, competition in the United States for our Astrotech spacecraft launch processing services is limited to the California (Vandenberg) launch site, where a competing company called California Commercial Spaceport Systems International is located. California Commercial Spaceport Systems International does not have payload processing facilities in Florida, where the majority of U.S. commercial satellite launches occur. However, if California Commercial Spaceport Systems International or another satellite launch processing service provider were to build, or NASA were to expand its facilities in Florida, our financial performance could be adversely affected.

Our earnings and margins may vary based on the mix of our cost reimbursable and fixed-price contracts.

As of June 30, 2005, we had one significant cost reimbursable and five significant fixed-price contracts. Cost reimbursable contracts generally have lower profit margins than fixed-price contracts. Our Flight Services and Astrotech spacecraft processing business units’ contracts are mainly fixed-price contracts, while our Government Services business unit contracts are generally cost reimbursable contracts. Our earnings and margins may vary materially depending on the types of contracts undertaken, the costs incurred in their performance, the achievement of other performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.

Under fixed-price contracts, we receive a fixed price irrespective of the actual costs we incur and, consequently, any costs in excess of the fixed price are absorbed by us. Under cost reimbursable contracts, subject to a contract-ceiling amount in certain cases, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. However, if our costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs and may have our fees reduced or eliminated. The failure to perform to customer expectations and contract requirements can result in reduced fees and may affect our financial performance for the affected period. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards. Under each type of contract, if we are unable to control costs we incur in performing under the contract, our financial condition and operating results could be materially adversely affected.

Our financial results could be affected if the estimates that we use in accounting for contracts are incorrect and need to be changed.

Contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs and making assumptions for schedule and technical issues. The estimation of total revenues and cost at completion for many of our contracts is complicated and subject to many variables. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Incentives or penalties related to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information for us to assess anticipated performance. Estimates of award and incentive fees are also used in billing customers and estimating revenue and profit rates based on actual and anticipated awards. If our performance under a cost reimbursable contract results in an award fee that is lower than we have estimated, we would be required to refund previously billed fee amounts and would have to adjust our revenue recognition accordingly. If our performance was determined to be significantly deficient, we may be required to reimburse our customer for the entire amount of previously billed awards.

Because of the significance of the judgments and estimation processes described above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance.

Most of the costs for our Astrotech business unit are fixed regardless of the number of satellites that are processed at our facility.

The primary costs related to our Astrotech business unit are associated with operating and running our three satellite launch processing facilities and our Flight Services facility for our modules. These costs remain relatively unchanged regardless of whether or not customers are using the facilities. As a result, if we do not properly estimate the number of satellites that will be processed when calculating our price structure for our satellite launch processing services, our financial results could be adversely affected.

In developing the products we will offer in connection with the manned and unmanned programs that will replace the space shuttle, we will depend heavily on our relationships with our partners and subcontractors.

We depended significantly on other companies for the development and manufacture of our modules and integrated cargo carriers that are material to our business. Boeing designed our modules and integrated cargo carriers, Alenia Spazio constructed the shell for our modules, and RSC Energia built the pallets and the European Aeronautic Defense and Space Company (EADS) built the keel yokes for our integrated cargo carriers. EADS also performs the integration work on our integrated cargo carriers as a subcontractor. Future products that we develop to be offered to NASA for use in the space program, including the successors to the space shuttle program, will probably be designed and manufactured by other companies and future services that we offer may include the use by us of subcontractors to provide some or all of these services. In addition, we may partner with other companies to provide future product and service offerings to NASA. These arrangements with other companies may involve us acting as a subcontractor to other companies that are the prime contractor with NASA. These companies may also compete with us to offer their own products and services to our target market, which could place us at a competitive disadvantage.

There is a risk that we may have disputes with our current or future subcontractors, including disputes regarding the ownership of the intellectual property underlying the deliverables produced under the contract, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract or our hiring of personnel of a subcontractor. In addition, a prime contractor may have similar disputes with us in situations where we are serving as a subcontractor. A failure by one or more of our subcontractors to satisfactorily provide on a timely basis the agreed-upon products or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as the prime contractor. Subcontractor performance deficiencies could result in a customer terminating our contract for default which could have a material adverse effect on our financial condition and results of operations.

If we do not receive additional contracts to use our modules or cargo carriers, or if we are unable to find users of future products we develop without a contract for such product, we will have to write off the value of such assets.

We have in the past, and expect to continue in the future, to fund development of certain projects prior to being awarded a contract for such projects. No assurances can be made that any funds we may spend in the future in connection with the development of new products will lead to the award of a contract or that any such contract will be awarded on terms that are economically favorable to us. In addition, we depreciate space hardware, and intend to depreciate our modules and cargo carriers and other future capital assets that are dedicated to supporting the space shuttle over a period that approximates the useful life of the space shuttles. In the event we are not awarded additional contracts for the use of our modules, cargo carriers, or future products or services, we could be required to write-off the remaining value of our modules, cargo carriers and any future capital assets, and/or costs of prepaid services performed, which could have a material adverse effect on our financial condition and results of operations.

Our spacecraft payload processing facilities that are specifically designed to process satellite and other payloads and our modules and integrated cargo carriers would lose a substantial portion of their value if we no longer provided these services.

Our Astrotech spacecraft processing facilities and the payload processing facilities for our Flight Services business unit were built specifically to process satellites and our modules and integrated cargo carriers. These facilities are not well suited for other uses. Currently, our Astrotech facilities in Titusville, Florida are depreciated using the straight-line method over their remaining useful lives which range from 32 to 37 years. If we were required to terminate our satellite or module processing businesses, the value of these facilities would be significantly impaired. In addition to having to take a substantial write-down of the value of our Titusville, Florida facility on our books, if we attempted to sell this facility we do not think that we would be able to recover the amounts we have invested. If we were able to sublease our leased facilities, we do not think such subleases would be sufficient to cover our current rental payments. Due to our substantial capital expenditures for our spacecraft processing facilities and the limited uses of these facilities, the termination of operations at our Titusville, Florida facility that we own or one or more of our other leased facilities could have a material adverse effect on our financial condition and results of operations.

We incur substantial costs in preparing proposals to bid on contracts that we may not be awarded.

Preparing a proposal to bid on a contract competition is generally a three to six month process. This process is time consuming and results in the incurrence of substantial costs that are generally not reimbursable even if the contract is awarded. We have prepared proposals for and bid on contracts that were not awarded to us in the past and anticipate that we could incur substantial costs related to contracts that are not ultimately awarded to us in the future. In addition, even if we are awarded a contract, we generally do not begin performing work for several months after the bidding process is complete. If funding problems by the party awarding the contract or other matters further delay our commencement of work on the contract, these delays may sufficiently lower the value of the contract to us, even rendering it unprofitable.

Because our operating results are highly dependent on the timing of space shuttle missions and satellite launches, they may fluctuate significantly from quarter to quarter.

For contracts for which the capability to successfully complete the contract can be demonstrated at contract inception, we recognize revenue using the percentage-of-completion method based on costs incurred over the period of the contract. The timing of space shuttle missions which carry our modules, the number and types of missions flown, the number and timing of satellite launches that use our Astrotech spacecraft processing facilities, and other factors can cause our results of operations to fluctuate significantly from quarter to quarter. The grounding of the space shuttle fleet following the problems encountered during the July 26, 2005 launch will impact the schedule for future launches and, as a result, may affect our results of operations. Revenue recognition on cost reimbursable contracts that our Government Services business unit enters into is based on reimbursable costs incurred plus an award fee.

Most obligations under our contracts, including contract-related engineering, research and development, and selling, general and administrative expenses, are recorded in the periods in which they are incurred. Accordingly, we may report routine operating losses in quarters in which no space shuttle missions are in process.

Although we achieved profitability in fiscal year 2004, our profitability was primarily attributable to our receipt of extraordinary income relating to Boeing’s termination of their spacecraft processing contract with us. In addition, we have incurred significant losses in the past and, as such, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

If we are unable to anticipate technological advances and customer requirements, including NASA’s requirements for products and services following the retirement of the space shuttle fleet, our business and financial condition will be adversely affected.

Our growth and future financial performance depend in part upon our ability to anticipate technological advances and customer requirements, particularly NASA’s post-shuttle needs. There can be no assurance that we will be able to achieve the technological advances that may be necessary for us to remain competitive. Our failure to anticipate or respond adequately to changes in technology and NASA requirements, or delays in additional product development or introduction, could have a material adverse effect on our business and financial performance.

Compliance with environmental and other government regulations could be costly and could negatively affect our financial condition.

Our business, particularly our Astrotech spacecraft processing business unit, is subject to numerous laws and regulations governing the operation and maintenance of our facilities and the release or discharge of hazardous or toxic substances, including spacecraft fuels and oxidizers, into the environment or otherwise relating to environmental protection. Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties in the event of a violation of these laws, or a release of a hazardous substances at or from our facilities, and such liabilities could have a material adverse effect on our business, financial condition and results of operations.

Our failure to comply with U.S. export control laws and regulations could adversely affect our business.

We are obligated by law and under our NASA contracts to comply, and to ensure that our subcontractors comply, with all U.S. export control laws and regulations, including the International Traffic in Arms Regulations and the Export Administration Regulations. We are responsible for obtaining all necessary licenses or other approvals, if required, for exports of hardware, technical data, and software, or for the provision of technical assistance. We are also required to obtain export licenses, if required, before utilizing foreign persons in the performance of our NASA contracts if the foreign person will have access to export-controlled technical data or software. The violation of any of the applicable export control laws and regulations, whether by us or any of our subcontractors, could subject us to administrative, civil and criminal penalties.

Our facilities located in Florida and California are particularly susceptible to damage caused by hurricanes, earthquakes or other natural disasters.

Our largest Astrotech satellite launch processing facility, which we own, and our leased Flight Services facility on the east coast of Florida are particularly susceptible to damage caused by hurricanes or other natural disasters. In addition, our leased launch processing facilities at Vandenberg Air Force Base and the facilities we operate at the Port of Long Beach are subject to damage caused by earthquakes. The extent to which the buildings located at these facilities are designed to sustain natural disasters varies. Although we insure our properties and maintain business interruption insurance, there can be no assurance that such insurance would be sufficient. If a severe hurricane, earthquake or other natural disaster materially affected any of these facilities, our financial condition and results of operations could be adversely affected.

The loss of key management and other employees could have a material adverse effect on our business.

We are dependent on the personal efforts and abilities of our senior management and our success will also depend on our ability to attract and retain additional qualified employees. We do not maintain key man insurance with any of these employees. Failure to attract personnel sufficiently qualified to execute our strategy, or to retain existing key personnel, could have a material adverse effect on our business.

If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation, financial condition and the value of our notes and common stock may be adversely affected.

Beginning with our report for the fiscal year ending June 30, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 10-K, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. The report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.

In order to achieve compliance with Section 404 within the prescribed period, management is interviewing outside consultants to aid us in the adoption of a detailed project work plan that assesses the adequacy of our internal control over financial reporting, remediate any control weaknesses that may be identified, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. However, we may not be able to complete the work necessary for our management to issue its management report in a timely manner, or any work that will be required for our management to be able to report that our internal control over financial reporting is effective. In addition, our independent auditors may not be able to issue an attestation report on management’s assessment. Our failure to comply with Section 404, including issuing the management report and obtaining the attestation report, may materially adversely affect our reputation, our financial condition and the value of our securities, including our outstanding notes, exchange notes and common stock. Furthermore, our costs of compliance with Section 404, including the cost of remedying any identified weaknesses, could be material and could adversely affect our financial condition and results of operations.

We may face risks related to our recent restatement of our financial statements.

We recently restated our statements of cash flows for the fiscal year ended June 30, 2003 and the nine months ended March 31, 2005 to revise the classification of insurance and indemnification proceeds that we received in connection with the loss of our research double module. We originally classified these proceeds, which totaled $17.7 million in insurance proceeds and $8.2 million in indemnification proceeds, as cash flows from operating activities; however, such proceeds should have been classified as cash flows from investing activities. Our restatement properly classifies such amounts. In the past, some companies that have restated their financial statements have been subject to securities class action lawsuits and shareholder derivative actions and have experienced a decline in the value of their securities. Either of these events could adversely affect the value of your exchange notes or the common stock into which they are convertible.

Risks Related to Retaining the Outstanding Notes

If you do not elect to exchange the outstanding notes that you hold in this exchange offer, and the exchange offer and consent solicitation described in this prospectus is successful, your rights as a holder of those notes, including your priority with respect to repayment, will be adversely affected.

If this exchange offer and consent solicitation is completed, the indenture governing the outstanding notes will be amended to eliminate the occurrence of a default on our other indebtedness as an event of default on the outstanding notes, and the remaining holders of the outstanding notes who do not tender their notes for exchange will no longer benefit from the protection to their credit interest afforded by that event of default. See “The Exchange Offer and Consent Solicitation—Proposed Amendments to Indenture for the Outstanding Notes.” In addition, any of our outstanding notes that are not tendered and therefore remain outstanding after this exchange offer will be subordinated to all of our senior indebtedness, including the exchange notes. As a result, if we were to undergo a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, our assets would be available to repay the outstanding notes only after all of our senior indebtedness, including the exchange notes, have been paid. In such an event, we may not have sufficient assets remaining to pay amounts due on the outstanding notes.

If you do not exchange the outstanding notes that you hold in this exchange offer, the liquidity of the outstanding notes in the secondary market may be significantly reduced.

Any outstanding notes tendered and exchanged in this exchange offer will significantly reduce the aggregate principal amount of the outstanding notes. As a result, the trading market for outstanding notes that remain outstanding after the exchange offer is likely to be significantly more limited than it is at present. A debt security with a smaller outstanding principal amount available for trading may command a lower price than would a comparable debt security with a larger principle amount available for trading. A reduced principle amount available for trading may also make the trading price of outstanding notes that are not exchanged in the exchange offer and consent solicitation more volatile.

Risks Related to the Exchange Notes

Our substantial levels of debt, even following the exchange offer, will limit our operations and could have a material adverse effect on our business and prevent us from fulfilling our obligations under the exchange notes.

As of June 30, 2005, we had approximately $67.0 million in total debt, including capital leases. We may incur additional indebtedness after the exchange offer as we execute our business strategy. Our ability to make payments on our debt, operate our business, and to fund capital expenditures will depend on our ability to generate cash in the future. The level of our outstanding indebtedness has several important consequences for our future operations, including the following:

•	a substantial portion of our cash flow from operations will be dedicated to the payment of interest on, and principal of, our indebtedness and will not be available for other purposes;

•	our revolving credit facility contains financial tests that we must satisfy in order to continue to borrow funds under the facility, and a failure to meet these tests may also be a default under our facility;

•	covenants contained in the indenture limiting the amount of additional senior secured indebtedness that we may incur or additional indebtedness that we may assume or incur in connection with acquisitions may have the effect of limiting our flexibility in reacting to changes in our business and our ability to fund future operations and acquisitions;

•	our ability to refinance existing debt or obtain additional financing in the future for capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; and

•	our ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulations, and to make acquisitions, react to changes in our industry or take advantage of significant business opportunities that may arise could be negatively impacted.

These consequences could make us more vulnerable to a downturn in our business or general economic conditions than a less leveraged competitor.

To service our debt, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance, our debt, including the debt under the outstanding notes and exchange notes, and to fund capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In particular, a substantial portion of our revenues are derived from services that we provide to support space shuttle missions. If the space shuttle fleet is retired as expected in 2010, which is the same year in which the exchange notes mature, and we have not successfully diversified our business, then our ability to repay the exchange notes may be materially adversely affected.

In addition, our ability to borrow funds in the future will depend on the satisfaction of the covenants in our revolving credit facility and other debt agreements, including the indenture governing the exchange notes and other agreements we may enter into in the future. Specifically, we will need to maintain certain financial ratios. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility or from other sources in an amount sufficient to enable us to pay our debt, including the exchange notes, or to fund our other liquidity needs.

The indenture governing the exchange notes permits us to use funds that would otherwise be available to make interest and principal payments on the exchange notes to repurchase shares of our common stock.

The indenture governing the exchange notes contains a restrictive covenant prohibiting us from paying dividends on shares of our common stock. One of the reasons for this covenant is to provide additional liquidity to make interest payments on, and repay the principal amount of, the exchange notes. The indenture does not contain any prohibitions against us repurchasing shares of our common stock. Subject to compliance with the restrictive covenants contained in our revolving credit facility, we would be able to use funds that would otherwise be available to make principal and interest payments on the exchange notes to repurchase shares of our common stock. Accordingly, there may not be sufficient funds remaining to pay interest and principal due on the exchange notes.

Despite the restrictive covenants in the new indenture that will govern the exchange notes, we and our subsidiaries may still incur substantial additional indebtedness, which could further exacerbate the risks associated with our substantial leverage.

The covenant in the indenture for the exchange notes that restricts our incurrence of senior secured indebtedness and assumption or incurrence of indebtedness in connection with acquisitions does not place any limits on our ability in incur additional debt that would be equal in right of payment or subordinate to the exchange notes. In addition, the covenant does not place any restrictions on the ability of our subsidiaries to incur any additional debt. The exchange notes are effectively subordinated to the debt of our subsidiaries. If we, or our subsidiaries incur additional indebtedness, the leverage-related risks that we face would be exacerbated. In addition, if our subsidiaries incur any new indebtedness and that indebtedness restricts the ability of our subsidiaries to distribute funds to us, then our ability to meet our other obligations, including our obligations with respect to the exchange notes, could be materially adversely affected.

Although the exchange notes are referred to as senior convertible notes, they are effectively subordinated to our secured debt to the extent of the value of the collateral securing such debt, and are effectively subordinated to the debt and other liabilities of our subsidiaries.

The exchange notes are unsecured and therefore will be effectively subordinated to any secured debt we may incur to the extent of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving us, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the exchange notes. As of June 30, 2005, we had $67.0 million of total debt outstanding, and up to $5.0 million of additional availability under our revolving credit facility which would be effectively senior to the exchange notes. The terms of the indenture governing the exchange notes allows us to incur up to $20.0 million of additional senior secured debt.

In addition, the exchange notes are effectively subordinated to the debt and other liabilities of our subsidiaries. The creditors of our subsidiaries are entitled to be paid what is due to them before the assets of our subsidiaries become available to our creditors, including holders of the exchange notes. Further, certain revenues of our Astrotech business unit under our payload processing contract with Lockheed Martin are paid into a “lock box” for the benefit of the lender for our mortgage loan and therefore are not available to repay any other indebtedness. See “Description of Other Indebtedness and Financing Arrangements—Mortgage Loan Agreement.” Our total debt outstanding of $67.0 million as of June 30, 2005 includes approximately $3.7 million of indebtedness of our subsidiaries, all of which we have guaranteed and which is effectively senior in right of payment to the exchange notes.

Borrowings under our revolving credit facility are secured by a security interest in substantially all of our and our subsidiaries accounts receivable, and borrowings under our 5.5% term loan due 2007 are secured by our payload processing contract with Lockheed Martin and our spacecraft processing facility. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, or if our debt under our revolving credit facility is accelerated, the lenders under such facility and the term loan would be entitled to exercise the remedies available to secured lenders under applicable law. In such event, our assets will be available to pay obligations on the exchange notes only after holders of our secured indebtedness have been paid the value of the assets securing such debt. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the exchange notes.

Our debt instruments include restrictive and financial covenants that limit our operating flexibility.

Our revolving credit facility requires us to maintain certain financial ratios, and our credit facility and the indenture governing the exchange notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe such actions are in our best interest. The indenture governing the exchange notes contains restrictions on our ability to incur additional senior secured indebtedness, assume or incur indebtedness in connection with acquisitions, and sell assets or merge with other companies. The covenants in our revolving credit facility contain, among other things, restrictions on our ability to:

•	incur additional debt;

•	create liens or pledges with respect to our assets;

•	merge, consolidate or sell our assets;

•	pay dividends or distributions on, or redeem or repurchase, our capital stock;

•	make investments, loans or advances or other purchases of securities;

•	enter into transactions with affiliates;

•	enter into sale and leaseback agreements;

•	prepay or defease specified indebtedness, including the exchange notes; or

•	enter new lines of business.

Any failure to comply with the restrictions of our revolving credit facility or the indenture governing the exchange notes or existing and any subsequent financing agreements may result in an event of default. Such default may allow our creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, these creditors may be able to terminate any commitments they had made to provide us with further funds. See “Description of the Exchange Notes—Certain Covenants” for more information on the restrictive and financial covenants of the exchange notes.

A single beneficial owner will own more than a majority of the exchange notes. The exchange notes controlled by this owner will be convertible into greater than 50% of our common stock.

SMH Capital Advisors, Inc., is a registered investment advisor who has been granted discretionary authority to sell, tender, or exchange an aggregate principal amount of $40,366,000 of the outstanding notes by the beneficial owners of those outstanding notes. While SMH Capital Advisors’ ability to control the outstanding notes under its management is subject to certain limitations, including any specific directions of any beneficial owner relating to those outstanding notes or the transfer of such outstanding notes out of the account managed by SMH Capital Advisors, SMH Capital Advisors has expressed its intent to tender all outstanding notes under its management at the time of the closing of the exchange offer. If all outstanding notes are tendered and validly accepted, then SMH Capital Advisors will beneficially own, on behalf of its clients, approximately 63.8% of the then outstanding exchange notes and, as such, would be able to control the outcome of matters submitted to the holders of exchange notes for approval that do not require the approval of all holders, including certain amendments to the terms of the notes or waivers of certain defaults.

Furthermore, if all of the exchange notes were converted into our common stock at a conversion price of $2.50 per share, including those under management by SMH Capital Advisors, then SMH Capital Advisors would have the ability, on behalf of its clients and subject to certain limitations, to vote approximately 42.5% of our shares of common stock and, as such, would have the ability, to a significant extent, to affect the outcome of all matters required to be submitted to our shareholders for approval, including decisions relating to the election of directors and our ability to be acquired and other significant corporate transactions.

We cannot assure you that the value of the exchange notes that you will receive will be equal to or greater than the outstanding notes that you tender for exchange.

We have not undertaken a valuation with respect to the exchange ratios for the exchange offer of the outstanding notes. Our board of directors has made no determination that the exchange ratios represent a fair valuation of either series of the outstanding notes. We have not obtained a fairness opinion from any financial advisor about the fairness of the exchange ratios to you or to us. We cannot assure you that if you tender your outstanding notes you will receive the same or greater value than if you choose to keep them.

We may be unable to make a change of control offer required by the indenture governing the exchange notes, which would cause defaults under the indenture governing the exchange notes, our revolving credit facility and other financing arrangements.

The terms of the exchange notes require us to make an offer to repurchase the exchange notes upon the occurrence of a change of control at a purchase price equal to 100% of the principal amount of the exchange notes, plus accrued and unpaid interest, if any, to the date of the purchase. Accrued and unpaid interest is payable, at our option, in cash or shares of our common stock. The terms of our revolving credit facility require, and future financing and other arrangements may require, repayment of amounts outstanding in the event of a change of control and prohibit us from repurchasing your exchange notes while commitments or amounts are outstanding under the revolving credit facility. It is possible that we will not have sufficient funds at the time of the change of control to make any required repurchase of exchange notes or that restrictions in our revolving credit facility, and other financing agreements will not allow the repurchases. In the event that we do not have sufficient funds, we may elect to offer to repurchase your notes in exchange for shares of our common stock, or shares of such other person into which our common stock is converted. See “Description of the Exchange Notes—Repurchase at the Option of Holders upon Change of Control.”

In addition, it is not certain whether we would be required to make a change in control offer to repurchase the exchange notes upon certain asset sales, because the meaning of “substantially all” assets, the sale of which would constitute a change of control, is not established under applicable law. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of exchange notes to require us to repurchase such exchange notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain. See “Description of the Exchange Notes—Certain Covenants—Asset Sales.”

If a change in control occurs and we do not offer to repurchase the exchange notes or if we do not repurchase the exchange notes when we are required to do so, an event of default will occur under the indenture governing the exchange notes, which would also be a default under our revolving credit facility. Each of these defaults could have a material adverse effect on us and our ability to repay the exchange notes.

Holders of our exchange notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.

Holders of exchange notes, which are convertible into our common stock, will not be entitled to any rights with respect to our common stock, including voting rights and rights to receive any dividends or other distributions on our common stock, but will be subject to all changes affecting our common stock. Holders of exchange notes will have rights with respect to our common stock only if and when we deliver shares of common stock upon conversion of such exchange notes and, in limited cases, under the conversion rate adjustments applicable to the exchange notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to a holder of exchange notes following conversion, such holder will not be entitled to vote on the amendment, although the holder will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

There is no public market for the exchange notes.

The exchange notes are new securities for which there currently is no market. A market for the exchange notes may not develop, and any market that develops may not last. In addition, SMH Capital Advisors currently has over $40 million of our outstanding notes under its management. As long as SMH Capital Advisors continues to control such a substantial amount of our notes, we believe that it will be difficult for an active market in our notes to form. We do not intend to apply for listing of the exchange notes on any securities exchange or other stock market. Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that any market for the exchange notes will be subject to disruptions. Any such disruptions may have a negative effect on you, as a holder of the exchange notes, regardless of our prospects and financial performance.

The trading prices for the exchange notes could be directly affected by the trading prices for our common stock, which are impossible to predict.

The price of our common stock could be affected by possible sales of our common stock by investors who view the exchange notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the exchange notes to the extent the exchange notes are traded.

The price at which our common stock trades has fluctuated significantly and may continue to be highly volatile. Since July 1, 2002 through September 1, 2005, the sale price of our common stock, as reported on the NASDAQ National Market, has ranged from a low of $0.54 to a high of $4.81 per share. In addition, the stock market in general has from time to time experienced significant price and volume fluctuations that have affected the market prices for companies like ours.

Conversion of the exchange notes will dilute the ownership interest of existing shareholders.

The conversion of the exchange notes into common stock will dilute the ownership interests of existing shareholders. As of August 10, 2005, we had 12,661,179 shares of our common stock outstanding while, as of the issue date, the exchange notes would be convertible into approximately 29,834,906 shares of our common stock. Any sales in the public market of the common stock issuable upon conversion of the exchange notes could adversely affect prevailing market prices of our common stock. The mandatory conversion feature of the exchange notes could limit the ability of our common stock to achieve the mandatory conversion price due to the fact that a mandatory conversion would cause substantial dilution of existing shareholders. In addition, the existence of the exchange notes may encourage short selling by market participants due to this dilution or facilitate trading strategies involving the exchange notes and our common stock, all of which could have an adverse impact on the market price of the exchange notes and the shares of common stock issuable upon conversion of the exchange notes.

The conversion rate of the exchange notes may not be adjusted for all dilutive events.

The conversion rate of the exchange notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers as described under “Description of the Exchange Notes—Conversion Rights—Conversion Procedures.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the exchange notes or our common stock. We cannot assure you that an event that adversely affects the value of the exchange notes or our common stock, but does not result in an adjustment to the conversion rate, will not occur.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock, the value of the exchange notes and our ability to raise funds in new stock offerings.

We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and the value of the exchange notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the trading price of our common stock or the value of the exchange notes.

We may incur an income tax liability as a result of the exchange offer.

If the outstanding notes or the exchange notes are publicly traded for U.S. income tax purposes, we may recognize cancellation of indebtedness income for tax purposes which may be subject to reduction, including by offset against available net operating loss deductions. No assurances can be given, however, that net operating losses will be available to us, and, we may incur a U.S. federal and/or state income or alternative minimum tax liability arising from cancellation of indebtedness income, if any, recognized in the exchange. In addition, to the extent that available net operating losses are used to offset cancellation of indebtedness income, if any, such net operating losses will be unavailable as a potential offset to future income. See “Material U.S. Federal Income Tax Considerations—Tax Consequences to the Company—Cancellation of Indebtedness Income.”

We may be unable to deduct for tax purposes the interest or original issue discount, if any, paid or accrued on the exchange notes.

No deduction is allowed for U.S. federal income tax purposes for interest paid on a disqualified debt instrument. A disqualified debt instrument generally includes any indebtedness of a corporation which is payable in equity of the issuer. Although we believe and intend to take the position that the exchange notes are not disqualified debt instruments, the exchange notes may be treated as disqualified debt instruments, and we may be prohibited from deducting the interest due on the exchange notes. Consequently, we may have less cash available with which to satisfy our obligations.

The conversion, including a mandatory conversion, of the exchange notes into our common stock may limit our ability to use our net operating losses to offset future taxable income.

An “ownership change” occurs for purposes of Section 382 of the Internal Revenue Code of 1986 if, under certain circumstances, there is a cumulative change of more than 50% of our common stock, as determined under tax rules, within a three year period. If we undergo an ownership change, we believe that the amount of net operating losses that will be able to use to offset our taxable income for taxable periods, or portions thereof, beginning after the ownership change will be limited under Section 382 of the Internal Revenue Code of 1986. The conversion, including a mandatory conversion, of the exchange notes, future equity issuances or transactions among shareholders may trigger an ownership change for U.S. federal income tax purposes. If we undergo an ownership change, we may have less cash available with which to satisfy our obligations.

Holders of the exchange notes may be required to include interest income or original issue discount in an amount greater than the actual cash interest payments.

We believe and intend to take the position that the exchange notes will not be subject to the contingent payment debt instruments rules for U.S. federal income tax purposes. However, it is possible that the exchange notes will be subject to these rules. If the exchange notes are treated as contingent payment debt instruments under such regulations, you will be required to include interest income in taxable income in each year significantly in excess of the amounts of stated interest on the exchange notes actually received by you in that year. Any gain that you recognize upon a sale, exchange, conversion, redemption, or retirement of the exchange notes would generally be treated as ordinary income and any loss will be ordinary loss to the extent of interest on the exchange notes previously included in income and, thereafter, as capital loss. For a summary of these potential adverse tax consequences, see “Material U.S. Federal Income Tax Considerations—U.S. Holders—Original Issue Discount on Exchange Notes.”

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer and consent solicitation.

CAPITALIZATION

The following table sets forth our unaudited historical consolidated indebtedness and capitalization as of March 31, 2005 and our pro forma consolidated indebtedness and capitalization as of March 31, 2005 assuming the exchange of all outstanding notes for exchange notes. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included in this prospectus.

	As of March 31, 2005
	Actual	As Adjusted
	(in thousands)
Cash, cash equivalents and restricted cash	$5,994	$5,994

Indebtedness
Mortgage loan payable, current	1,946	1,946
Mortgage loan payable, net of current portion	2,244	2,244
8% Convertible Subordinated Notes due 2007	63,250	—
5.5% Senior Convertible Notes due 2010	—	63,250

Total indebtedness	67,440	67,440

Stockholders’ equity:
Preferred stock, no par value, convertible, 2,500,000 shares authorized, 1,333,334 shares issued and outstanding, (liquidation preference of $9.00 per share)	11,892	11,892
Common stock, no par value, 30,000,000 shares authorized, 12,760,227 shares issued	83,857	83,857
Treasury stock, 116,100 shares, at cost	(117)	(117)
Additional paid-in capital	16	16
Accumulated deficit	(80,963)	(80,963)

Total stockholders’ equity	14,685	14,685

Total capitalization	$82,125	$82,125

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of our pre-tax income from continuing operations, amortization of capitalized interest and fixed charges minus capitalized interest. Fixed charges consist of interest expense, including amounts capitalized, amortization of capitalized expenses related to indebtedness, and one third of rent expense, which we estimate represents the interest associated with rental expense.

	Years Ended June 30,					Nine Month Period Ended March 31, 2005
	2000	2001	2002	2003	2004
Ratio of Earnings to Fixed Charges (1)	—	—	—	—	1.27	2.12

(1)	Earnings did not cover fixed charges by $5.6 million, $13.6 million, $4.4 million, and $82.6 million for the years ended June 30, 2000, 2001, 2002 and 2003, respectively.

INDUSTRY OVERVIEW

With the space shuttle fleet’s two-and-a-half year hiatus and a NASA budget that had previously seen only inflationary adjustment annually over the past several fiscal years, the aerospace industry has experienced some significant challenges. Additionally, the 54 orbital launches recorded in 2004 were the lowest total since 1961.

In January 2004, President George W. Bush announced an initiative for space exploration, not only declaring his support of the United States’ space program but setting a goal for further exploration. The President committed the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon that is intended to enable future exploration of Mars and other destinations. This initiative is expected to provide rewards for many of the leading aerospace companies and reverse the steady or shrinking NASA budget.

The President’s fiscal year 2006 budget request of $16.5 billion identifies what is needed to continue transforming the U.S. civil space program. The request, which represents a 2.4% increase from 2005, supports critical national needs and technologies, including investments in next generation earth observing satellites, vehicle systems and educational programs for the next generation of explorers. The budget assumes an ongoing effort to retool NASA’s institution based on best achieving its priorities for the Vision for Space Exploration. This will require adjustments to work-force skill distribution, physical capital, facilities and innovations in management structure.

The main beneficiary of the 2006 budget is NASA’s Exploration Systems, with funding up from $2.7 billion to $3.2 billion, representing a 17.9% increase. The role of Exploration Systems is to develop a set of new capabilities, supporting technologies and foundational research that enables sustained and affordable human and robotic exploration. The budget proposal also maintains the return-to-flight of the space shuttle fleet as a top priority and includes $1.9 billion for the International Space Station with funding support for an enhanced crew size of up to six prior to completion of assembly. This level of funding should allow NASA to meet obligations for international partners as well. We believe that the 2006 budget reaffirms the President’s commitment and provides NASA the next step in implementing its strategic vision. Based on NASA’s estimates, the budget is expected to increase to over $18 billion by fiscal year 2010.

In June 2004 the President’s Commission on Implementation of United States Space Exploration Policy issued its final report of conclusions and recommendations gathered from public testimony of 96 individuals and over 6,000 written inputs. The commission’s objective was to “examine and make recommendations on implementing” the new national vision. The commission found overwhelming public support (public comments supporting the vision compared to those against the program by 7 to 1) for this new National Vision for Space Exploration. Throughout the report, the commission found and emphasized the need for a greater role of commercial enterprise in the space exploration program.

Futron study statistics for the global space industry reflect strong government spending and consumer demand for satellite services, producing growing revenues of $78.6 billion in 2001, $86.1 billion for 2002 and $91.0 billion in 2003. Global space industry revenues have continued to increase, growing at a rate of approximately 7.6% annually over the two years from 2001 to 2003, even though some markets, such as the commercial satellite sector, have experienced a significant decline in recent years. Satellite services and ground equipment manufacturing have shown the greatest growth, while satellite manufacturing and the launch industry have shown the greatest declines. Government spending and strong consumer demands for satellite video services were responsible for almost all of this growth. Although industry revenues have been positive, other indicators, such as prices, profit margins, stock prices and new orders, have experienced negative trends and reflect significant financial stress in the industry.

BUSINESS

We were incorporated as a Washington corporation in 1984 and made our initial public offering of our common stock in 1995. We flew our first module on a space shuttle mission in 1993 and have continued to grow our customer base and services offerings since then. With approximately $75 million in annual revenue and over $100 million in flight and payload processing assets in 2004, we are a leading provider of commercial space services.

After the completion of several space shuttle science missions using our research module, we expanded our services into the logistics arena, developing new flight assets to support the growing transportation needs of space station users. The logistics module, which is attached to the research module in order to transform our module into a double module configuration, enables delivery of up to 4,500 kilograms (10,000 pounds) of supplies while our unpressurized integrated cargo carriers permit delivery of 2,700 kilograms (6,000 pounds) of cargo.

In February 1997 we acquired Astrotech Space Operations, the leading commercial supplier of launch processing services in the United States. Expanding our core business of supporting people living and working in space, we acquired Johnson Engineering, now named SPACEHAB Government Services, in 1998 to include specialized engineering support services for the U.S. Government. Space Media, Inc. was formed in 2000 to develop space-related media and education and entertainment services to space enthusiasts around the world.

Core Business Operations

Our business segments provide a range of products and services to the aerospace and commercial markets. Our four business units consist of:

•	SPACEHAB Flight Services. Our Flight Services business unit provides research and logistics expertise and hardware.

•	Astrotech Spacecraft Operations. Our Astrotech spacecraft processing business unit provides facilities and support for the preparation of satellites and payloads for launch on expendable launch vehicles.

•	SPACEHAB Government Services. Our Government Services business unit provides project management and specialized engineering analysis, products and services to NASA and other customers.

•	Space Media, Inc. Our Space Media business unit provides space-themed educational and retail products and services.

SPACEHAB Flight Services

The primary goal of our Flight Services business unit is to enable government and commercial enterprise to overcome the habitability and occupational challenges of space. Through the provision of experts, specialized hardware and established processes, we help provide access to the resources of space. We offer a range of engineering, integration, operations and ground support services that we tailor to meet our clients’ specific requirements. Our Flight Services business unit also provides habitat and logistics modules and unpressurized integrated cargo carriers to NASA for use on the U.S. space shuttle fleet and the International Space Station. We sell research and logistics services to NASA and commercial customers who want to use our modules and unpressurized carriers for specific space applications.

Modules. Our modules provide space-based research facilities and pressurized cargo services for use aboard the space shuttle. Our single module is an aluminum cylinder, measuring 10 feet in length by 13.5 feet in diameter, that provides resources such as power, data management, thermal control, and vacuum venting. Our single module, which has a payload capacity of 5,400 pounds, is employed primarily for research and logistics missions. We also have a second logistics module that cannot be used alone but can be attached to our single module and used in the space shuttle in a double configuration. When used in a doubled configuration the payload capacity of our modules increases to 10,000 pounds and optimizes the resupply capability for NASA by carrying vital supplies to cosmonauts and astronauts onboard the International Space Station. Our single and double module configuration, when installed in the payload bay of a space shuttle, doubles or quadruples the space available to astronauts for research, habitation, and storage, while still leaving space in the shuttle bay for unpressurized cargo. As of August 12, 2005 NASA had utilized our modules, including our research double module that we lost in the Columbia tragedy, on 16 space shuttle missions for research and logistics purposes in both single and double module configurations.

In April 2004 we successfully completed the transition of our module systems integration and operations work from our subcontractor, The Boeing Company, to an in-house capability. Our personnel now perform mission integration, hardware development, and sustaining engineering required to support the flight of our two modules. This move reduced operating costs, increased flexibility in responding quickly to changing customer requirements, and built upon our existing core capabilities needed to support future logistics and research missions to the International Space Station.

Unpressurized Carriers. In addition to our two modules, we have developed with RSC Energia an integrated cargo carrier system of unpressurized payload carriers to transport cargo that does not require a pressurized environment in space. Cargo suitable for transport on our integrated cargo carriers includes International Space Station assembly components and spares, astronaut tools, and unpressurized experiments. Our integrated cargo carriers fly in what is ordinarily unused volume in the front or rear of the space shuttle’s cargo bay. Integrated cargo carriers can be used alone or in combination with our single or double module to provide the optimum mix of pressurized and unpressurized cargo capacity on a single mission to the International Space Station. In addition, depending upon NASA’s mission requirements, our integrated cargo carriers can be removed from the shuttle bay and attached to the International Space Station. By expanding the capabilities of the space shuttle and offering flexibility in the mix of pressurized and unpressurized cargo carried on each mission, the integrated cargo carrier is a cost-effective solution for International Space Station logistics.

Our integrated cargo carrier initially flew on NASA’s first supply mission to the International Space Station, space shuttle flight STS-96 in May 1999, and has flown on five subsequent missions with more flights scheduled on the NASA manifest. In fiscal year 2001, we sold our integrated cargo carriers to EADS and entered into an agreement with them to lease back these assets for a period of four years with two additional four-year options.

To meet particular NASA requirements for unpressurized cargo transport, we also developed a vertical integrated cargo carrier, designed and built for us by RSC Energia. In fiscal year 2002, we received the vertical integrated cargo carrier and also sold this asset to EADS for inclusion in the lease back arrangements discussed above. The integrated cargo carrier system, including the vertical integrated cargo carrier, is a flexible and adaptable payload transport option.

Other Services. In addition to our flight assets, we offer a full range of ground-based pre- and post-flight experiment and payload processing services and in-flight operations support. NASA and other users of the space shuttle and International Space Station must follow a complex set of procedures to prepare payloads for launch, operate them in space, and process them upon return. Our carrier development and operations team offers these users turn-key, fixed-price payload services using our modules and unpressurized integrated cargo carriers. These services include payload scheduling, mission planning, safety analysis and certification, physical integration with a module or integrated cargo carrier, integration of these carriers with the space shuttle, flight operations, data gathering and synthesis, and launch and landing site activities.

We are also providing research access on the International Space Station to the Japan Aerospace Exploration Agency (JAXA) through RSC Energia. We contracted with V.J.F. Russian Consulting Inc. for the construction of certain space research equipment, access to launch vehicles, and research space aboard the Russian Progress carrier when the originally-scheduled services on the space shuttle were suspended due to the Columbia tragedy.

We also have an advanced programs team chartered to investigate and develop new technologies and concepts that support the vision of the President’s stated “Moon, Mars, and Beyond” goals. See “Industry

Overview” for a discussion of this initiative. We recently completed a six-month NASA study contract valued at approximately $1.0 million to support the space agency’s new exploration initiatives. The purpose of this contract was to design a technical solution to accomplish the agency’s objectives for lunar exploration and to identify systems that could also be used on missions to Mars and other destinations. Our winning proposal documented our approach for designing an architecture that takes advantage of commercial efficiencies; specifically, how private industry can contribute to the investment in getting people to the moon and elsewhere. We believe that our approach results in lower program costs and provides the additional benefit of applying existing capabilities and mature technology. Following the six-month effort, NASA awarded us an additional six-month contract, also valued at approximately $1.0 million, to continue and expand upon our initial work.

Astrotech Space Operations

Our spacecraft processing services business unit provides government and commercial customers with a commercial alternative to using government-owned facilities to prepare their satellites for launch in the United States. This business unit began operations at our Titusville, Florida facility in 1985. We believe that growing wireless telecommunication demands, such as direct-broadcast radio and television, cellular telephones, and broadband internet services, as well as the continued need for video and long-distance telephone transmissions, will provide us with opportunities to expand our customer base. As of June 30, 2005, we had supported the processing of more than 225 spacecraft. Our standard package of services provides all support necessary for the customer to successfully process its spaceflight hardware for launch, including:

•	cleanroom facilities for hardware processing and encapsulation operations;

•	communications network for spacecraft command/control through launch;

•	storage and transportation of liquid propellants;

•	facilities for solid-rocket motor preparation;

•	life safety support for propellant loading operations;

•	program security to include convoy escorts to and from launch facilities;

•	sampling and analysis of propellants and gases;

•	emergency fire and medical assistance;

•	coordination with NASA and the Air Force for government-supplied support; and

•	safety oversight of all hazardous operations.

Astrotech-processed payloads have launched from Florida’s NASA Kennedy Space Center/Cape Canaveral Air Force Station, Vandenberg Air Force Base, California, and via the equatorial platform of Sea Launch. Customers have used our facilities to prepare payloads for launch on a wide range of expendable launch vehicles including Atlas, Delta, Pegasus, Sea Launch, and Taurus, as well as secondary payloads flown on the space shuttle. Our modern facilities are specifically sized and outfitted to accommodate a wide range of customer payloads as well as the payload fairings and payload adapter assemblies of the launch service providers. We believe that this approach allows for maximum flexibility in the processing of parallel missions and accommodating schedule changes. Our goal is to make our facilities a seamless extension of the customer’s factory environment.

Our largest facility in Titusville, Florida, which we own, supports spacecraft processing for launches in Cape Canaveral and is capable of processing larger five meter class satellites and payload fairings for Lockheed Martin’s and Boeing’s Evolved Expandable Launch Vehicle Programs. The satellite and payload fairings for the Evolved Expandable Launch Vehicle Programs are significantly bigger than other launch vehicles currently in use, with weights in excess of 25,000 pounds and payload fairings up to 75 feet long, and require larger facilities for processing. Our facility is the only satellite processing facility at Florida’s Kennedy Space Center/ Cape Canaveral Air Force Station launch complex with the capability to accommodate these larger five meter class satellite and payload fairings. Our Titusville, Florida spacecraft processing facility supports all planned configurations of the Boeing Delta IV and Lockheed Martin Atlas V Evolved Expendable Launch Vehicle systems. We also lease facilities located on Vandenberg Air Force Base to support launches on the west coast. In addition, we manage the facilities at the Port of Long Beach that are used to process satellites and payloads being launched by Sea Launch Company, LLC.

SPACEHAB Government Services

Our Government Services business unit has provided specialized engineering support services for the U.S. Government, including NASA, and various commercial industries for over 30 years. Specifically, we have supported the U.S. Government in the areas of:

•	large-scale configuration and data management programs such as the International Space Station;

•	specialized design, development, and fabrication of flight hardware;

•	low- to high-fidelity mockup design and construction; and

•	safety and quality support services.

We offer a wide array of products and services in these varied fields and bring advanced ideas and solid execution of these innovations to our customers.

Currently, our Government Services business unit derives most of its revenue from our contract to provide configuration and data management services within NASA’s Program Integration & Control contract for the International Space Station as a subcontractor to ARES Corporation. This contract expires in 2008. Using our skill and expertise, we are an integral part of the total NASA team responsible for final acceptance of International Space Station hardware and software that includes both the development contractors and the 16 international partners. Configuration management focuses on the approved design and the configuration of the thousands of hardware and software parts and components for the International Space Station by constant review of development processes and the status of progressing and constantly-changing activities. Specifically, the configuration management functions we currently provide to the customer include:

•	planning and management of International Space Station Partners configuration management policies, procedures and requirements;

•	identification of configurations and processes;

•	change management;

•	status accounting; and

•	verifications and audits.

Our Government Services business unit also has the ability to support customer data management requirements by:

•	ensuring data validity;

•	providing deliverables tracking support;

•	creating data management programs;

•	providing data directories; and

•	developing documentation trees.

Space Media

Space Media, Inc., a majority-owned subsidiary, creates proprietary space-themed content for education and commerce. By leveraging our access to engineers, marketing and industry professionals, and aerospace subcontractors, we are able to provide the space enthusiast with a variety of services and products. These services range from outfitting a comprehensive space exhibit to providing astronaut appearances and product endorsements. Two of the most successful ventures within Space Media are the STARS Program and The Space Store, both of which we believe are unique in their focus on inspiring our youth through space exploration.

The STARS Program is our commercial education initiative developed as a hands-on, interactive, scientific and cultural exchange lesson primarily designed for students aged 11-21 to promote interest in engineering, mathematical, and scientific careers. Through the STARS Program, which is funded by participating schools, students design an actual experiment for flight on the space shuttle or International Space Station. During the design and flight of their experiments, students worldwide work directly with space scientists, engineers, and managers to gain comprehensive knowledge of the flight and scientific method process. Three STARS Program missions have been flown to date, with experiments launched on NASA’s STS-93 mission, an International Space Station mission via a Russian Soyuz rocket, and on STS-107.

We believe The SpaceStore.com is the largest on-line retailer of space-themed merchandise. Started in May 1997, we believe this outlet has been in operation longer than any other space e-commerce website, including NASA’s on-line store. The Space Store also maintains a physical storefront located directly across the street from NASA’s Johnson Space Center and Space Center Houston. The store is frequented by NASA employees, numerous astronauts, and tourists visiting Houston’s official visitor’s center at Johnson Space Center. Our website and retail store offer a large variety of specialized space toys, clothes, and memorabilia and host astronaut book signings and children’s story time, space collector appraisals, and media events geared towards spreading the excitement of space.

Competition

Our competition and the barriers to entry vary amongst our business units. We believe that, generally, barriers to entry for new competitors for our Flight Services and Astrotech business units remain high. The modules, facilities, and other assets that we own represent a capital investment that many new entrants into the market would have difficulty matching. We estimate that it would take another organization three to five years to develop, and certify for use by NASA, a module service similar to that operated by our Flight Services business unit. We are not aware of any company that is currently making such an effort and, given the proposed retirement of the space shuttle fleet in 2010, would not expect any company to commence such an effort. For our logistics module and unpressurized integrated cargo carriers there are similar assets currently owned and periodically used by NASA (i.e. the Italian Space Agency-built Multi Purpose Logistics Module, the Multi Purpose Experiment Support Structure carrier, and the Spacelab pallet). However, we believe our assets provide more utility in supporting powered experiments and are able to carry more weight and volume than the other solutions available to NASA.

Our Astrotech spacecraft and payload processing facilities are located in Florida and California and serves satellites constructed in the United States. Due to the costs of transporting internationally, our Astrotech business unit generally does not complete with launch services based in other countries. At present, our Astrotech business unit’s commercial U.S. competition is limited to the California launch site at Vandenberg Air Force Base where California Commercial Spaceport Systems International is located. California Commercial Spaceport Systems International acquired surplus United States Air Force (USAF) facilities through a lease agreement with the USAF at Vandenberg Air Force Base before we established our facilities there. California Commercial Spaceport Systems International does not have payload processing facilities in Florida, where the majority of U.S. commercial satellite launches occur. In addition, as the commercial space industry continues to evolve, we expect to face increasing competition from new companies.

Our Government Services business unit competes with companies that provide operations support, configuration management, and engineering and fabrication services to NASA. These competitors include aerospace contractors such as Boeing, Lockheed Martin, United Space Alliance, ARES Corporation, Barrios Technologies Inc., Hernandez Engineering Inc., Cimarron, and Oceaneering Space Systems. However, for this business unit’s primary source of revenue, we are currently operating under a subcontract through at least 2008.

Space Media competes with various suppliers of space education and retail goods. This includes internet sites and retailers with space-related toys, food, games, clothing, and patches; builders of space museum exhibits, mockups, and displays; and some providers of space-based education curriculum.

Dependence on a Single Customer

Approximately half of our revenue in fiscal year 2004 was generated by various NASA contracts or subcontracts. While other contracts with commercial customers provide revenue from varying sources, we anticipate that contracts servicing NASA will continue to account for a significant amount of our revenue in the near future. Although we cannot make any assurances that NASA will require our services in the future, we are under firm contracts with NASA to support a variety of activities for the next several years. We continue to work on diversifying our customer base to include foreign space agencies, aerospace partners, and private companies.

Similar to contracts with other agencies of the U.S. Government, our contracts servicing NASA contain provisions pursuant to which NASA or the prime contractor may terminate the contract “for convenience.” Our contracts servicing NASA depend upon NASA’s receipt of adequate annual appropriations from the U.S. Congress, and failure to receive adequate funds could prompt NASA to terminate its contracts with us or the prime contractor “for convenience.” There is no assurance that future funding will be adequate for NASA to complete all of its initiatives including those relating to contracts with us. In light of the problems with the July 26, 2005 launch, NASA has currently grounded the space shuttle fleet. If space shuttle flights are not resumed or currently planned flights are cancelled, then our contracts that are dependent on such flights may be cancelled in full or in part. We anticipate that a portion of our revenue for our next fiscal year will be derived from contracts with entities other than agencies of the U.S. Government that will not be subject to federal contract regulations such as termination “for convenience” or government funding restrictions.

Our Astrotech business unit serves the satellite launch industry, which is dominated domestically by Lockheed Martin and Boeing. We have a contract in place with Lockheed Martin to support payload processing for the Atlas launch vehicle program and we also provide payload processing services for Boeing’s Delta launch vehicle program. Our Lockheed Martin contract guarantees us a minimum of four launches annually through December 2006. Certain launches on Boeing’s launch vehicles count towards this minimum. We have other current contracts in place with NASA, Boeing, and Orbital Sciences Corp. for support of spacecraft processing activities in both Florida and California. Our Astrotech business unit manages the Sea Launch facility under a long-term contract with Sea Launch Company, LLC which expires in 2011.

Backlog

As of March 31, 2005, our contract backlog was approximately $81.9 million, of which $70.3 million represented U.S. Government backlog and $11.6 million represented non-U.S. Government contracts. We estimate that $13.5 million of our current contract backlog will not be filled during fiscal 2006. Our contract backlog was approximately $107.2 million as of March 31, 2004, of which $91.9 million represented U.S. Government backlog. See “Risk Factors—Termination of our backlog orders could negatively impact our revenues” for additional discussion of our backlog.

Contract History

Our business strategy focuses on anticipating customer requirements, investing capital to develop space flight assets, contracting with established aerospace companies for engineering and asset production, and retaining control of these assets.

For our Flight Services business unit, we have obtained four significant space Flight Services contracts with NASA to date that utilize our privately-developed modules and unpressurized integrated cargo carriers. This includes the original Commercial Middeck Augmentation Module contract for four space shuttle research missions, which we completed in May, 1996; a contract for four logistics missions and three option missions (all of which were exercised) to the Russian space station Mir, which we completed in June, 1998; a Research and Logistics Mission Support contract initially for four missions, followed by six additional missions in support of the International Space Station and microgravity science requirements; and the current Cargo Mission Contract subcontract in support of NASA’s International Space Station logistics requirements served through Lockheed Martin.

For the first half of fiscal 2004, the Research and Logistics Mission Support contract was the vehicle used by NASA to obtain the use of our modules and unpressurized integrated cargo carriers. Upon the restructuring of NASA’s various International Space Station contracts, Lockheed Martin became the Cargo Mission Contract prime contractor, and we now provide our logistics services and assets as a subcontractor. The new contract calls for our single and double modules as well as integrated cargo carriers to support research payloads and outfitting of the International Space Station. We are currently supporting three missions under this contract, STS-121, STS-116, and STS-118. Additionally, we had a contract with Boeing for integrated cargo carrier services on the STS-114 mission that was completed in August 2005. We are paid an equitable adjustment for delays in launching missions under contract. The equitable adjustment is a cost-based contract price adjustment to cover any periods during which a scheduled space shuttle flight for which we are under contract is delayed.

Our Astrotech spacecraft processing business unit has successfully supported the processing of over 225 spacecraft since beginning operations in 1985. In fiscal year 2000, we completed negotiations of long-term extensions to payload processing contracts with our two largest customers, Boeing and Lockheed Martin. The total projected revenue under these contracts was approximately $85 million. Additionally, we also have payload processing contracts in place with NASA and Orbital Sciences Corp. Our Astrotech business unit also operates and maintains the payload processing infrastructure of, and provides operational support, to Sea Launch Company, LLC.

On October 1, 2003, we were notified by Boeing that it was exercising its termination rights with regards to its financial guarantees under its contract with us for payload processing support services for the Delta launch vehicle program. Boeing indicated that the decision to terminate its guarantees for future services was based on the downturn of the commercial expendable launch market rather than performance related considerations. We believe that we were in compliance with the contract terms at the time of the termination. Under the contract provision related to termination of its financial guarantees, Boeing paid us $17.5 million representing consideration for future contract payments guaranteed under the contract. Since this time, Boeing has contracted with us for payload processing support on a mission-by-mission basis.

In fiscal year 2004 our Government Services business unit operated primarily under two contracts. For the first half of the year, we were the prime contractor for International Space Station Configuration Management, a contract that was completed. We are now supporting the International Space Station Program Integration & Control contract as a subcontractor to ARES Corporation through a NASA contract awarded at the completion of the original International Space Station Configuration Management contract.

Research and Development

We incurred $0.2 million, $0.1 million, and $0.4 million in research and development expense during fiscal years 2004, 2003, and 2002, respectively. We spent $0.2 million in 2004 and $0.1 million in 2003 on miscellaneous research and development projects, including the design of a new commercial payload service. Research and development in fiscal year 2005 has been directed towards development of commercial responses to the National Vision for Space Exploration.

Most of our research and development expenditures for fiscal year 2004 were spent on the development of the Enterprise module, a commercial space station habitat module, which is no longer under development, but much of the technological and structural design from that effort is being used to develop the new commercial payload service system. The remainder of the $0.2 million was spent on miscellaneous research and development projects in 2004.

Certain Regulatory Matters

We are subject to federal, state, and local laws and regulations designed to protect the environment and to regulate the discharge of materials into the environment. We believe that our policies, practices, and procedures are properly designed to prevent unreasonable risk of environmental damage and consequential financial liability to us. Compliance with environmental laws and regulations and technology export requirements has not had in the past, and, we believe, will not have in the future, material effects on our capital expenditures, earnings or competitive position. Our operations are subject to various regulations under federal laws relative to the international transfer of technology as well as to various federal and state laws relative to business operations. In addition, we are subject to federal contracting procedures, audit, and oversight under Federal Acquisition Regulations.

Significant federal regulations impacting our operations include the following:

Federal Regulation of International Business. We are subject to various federal regulations relative to the export of certain goods, services, and technology. These regulations, which include the Export Administration Act of 1979 administered by the Commerce Department and the Arms Export Control Act administered by the State Department, impose substantial restrictions on the sharing or transfer of technology to foreign entities. Our activities in the development of space technology and in the processing of commercial satellites deal with technology of the type subject to these regulations. Our operations are conducted pursuant to a comprehensive export compliance policy that provides close review and documentation of activities subject to these laws and regulations.

Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act establishes rules for U.S. companies doing business internationally. Compliance with these rules is achieved through established and enforced corporate policies and documented procedures in our internal procedures and financial controls.

Iran Nonproliferation Act of 2000. This act includes specific prohibitions on commercial activities with certain specified Russian entities engaged in providing goods or services to the International Space Station. Our activities with RSC Energia of Russia are not subject to this act.

Federal Acquisition Regulations. Goods and services provided by us to NASA and other U.S. Government agencies are subject to Federal Acquisition Regulations. These regulations provide rules and procedures for invoicing, documenting, and conducting business under contract with such entities. The Federal Acquisition Regulations also subject us to audit by federal auditors to confirm such compliance.

Truth in Negotiations Act. The Truth in Negotiations Act was enacted for the purpose of providing for full and fair disclosure by contractors in the conduct of negotiations with the U.S. Government. The most significant provision included in the Truth in Negotiations Act is the requirement that contractors submit certified cost and pricing data for negotiated procurements above a defined threshold.

Regulatory Compliance and Risk Management

We maintain compliance with regulatory requirements and manage our risks through a program of compliance, awareness, and insurance which includes the following:

Safety. We place a continual emphasis on safety throughout our organization. At the corporate level, safety programs and training are monitored by a corporate safety manager. A staff of senior safety professionals within our Flight Services business unit provides safety as a component of our space flight operations and augments the safety awareness and oversight available at the corporate level.

Export Control Compliance. We have a designated senior officer responsible for export control issues and the procedures detailed in our export control policy. This officer and the designated export compliance administrator monitor training and compliance with regulations relative to foreign business activities. Employees are provided comprehensive training in compliance with regulations relative to export and foreign activities through our interactive training program and are certified as proficient in such regulations as are relative to their job responsibilities.

Insurance. Our operations are subject to the hazards associated with operating assets in the severe environment of space. These hazards include the risk of loss or damage to the assets during storage, preparation for launch, in transit to the launch site, and during the space mission itself. We maintain insurance coverage against these hazards with reputable insurance underwriters. Although we did not fully insure our flight assets in the past, we intend to insure our flight assets at replacement value for risk of loss during future space flight missions.

Legal Proceedings

Contract Claim. In January 2004 we filed a formal proceeding with NASA seeking indemnification under our Research and Logistics Mission Support contract in the amount of $87.7 million for the value of our research double module and related equipment that was destroyed during the Space Shuttle Columbia tragedy. NASA responded to this contract claim on October 5, 2004. NASA’s determination states that its liability is limited under the Research and Logistics Mission Support contract to $8.0 million. We received payment of $8.2 million, which included $0.2 million of interest, from NASA in October 2004. In January 2005, we filed an appeal of NASA’s decision to deny its claim for indemnification in excess of $8.0 million with the Armed Services Board of Contract Appeals. On May 5, 2005 NASA filed its answer to our complaint with the Armed Services Board of Contract Appeals. We are now proceeding with discovery.

Lloyd’s Complaint. In January 2004, Lloyd’s of London, our insurer for the research double module, filed a complaint in the United States District Court for the Western District of Washington seeking the return of the $17.7 million Lloyd’s had paid to us under the research double module insurance policy. On May 12, 2005 we and Lloyd’s agreed to jointly pursue recovery against NASA with us in full control of the appeals process. Lloyd’s will participate in any recovery, both pursuant to our administrative claim and our tort claim against NASA, net of legal costs, in accordance with a pre-agreed schedule under which our liability to Lloyd’s ranges from a minimum of $500,000 if we do not recover any additional amounts to approximately $17.7 million if we recover over $70.0 million from NASA. Also in accordance with the agreement, Lloyd’s dismissed its complaint against us with prejudice. We will record a charge in our fourth quarter financial statements of $500,000 pending a final resolution of our actions against NASA.

Tort Claim. On November 8, 2004, we filed a second claim with NASA seeking damages of $79.7 million under the federal tort claims act for the loss of our research double module resulting from NASA’s alleged negligence leading to the destruction of the space shuttle Columbia and the loss of our research double module. The claim represents our loss of $87.7 million less the $8.0 million recovered from NASA. Since NASA did not respond to our claim for six months from the date on which we made the claim, NASA is deemed to have denied our claim. As a result of our administrative claim being deemed denied due to NASA’s failure to respond, we have the right to, and intend to, pursue the claim in federal district court.

Changes in Certifying Accountant

On May 17, 2004, Ernst & Young LLP was dismissed as our independent registered public accounting firm. On May 18, 2004, Grant Thornton LLP was appointed as our new independent registered public accounting firm to replace Ernst & Young for the fiscal year ending June 30, 2004. The decision to dismiss Ernst & Young LLP and to appoint Grant Thornton LLP was recommended by the Audit Committee of our Board of Directors and was approved by our Board of Directors. The decision to dismiss Ernst & Young was the result of our and Ernst & Young’s conclusion to discontinue the client-auditor relationship.

Ernst & Young’s reports on our financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years prior to the engagement of Grant Thornton and the period from June 30, 2003 through May 17, 2004, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its report; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We provided Ernst & Young with a copy of prior disclosure regarding its dismissal in a Current Report on Form 8-K dated May 17, 2004 and Ernst & Young furnished us with a letter addressed to the Commission stating whether it agrees with the statements by us in the current report. A letter from Ernst & Young to such effect is filed as an exhibit to our Current Report on Form 8-K dated May 19, 2004.

During our two most recent fiscal years prior to the engagement of Grant Thornton LLP and through May 17, 2004, we did not consult Grant Thornton LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events listed in Item 304(a)(2) of Regulation S-K.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for the years ended June 30, 2000, 2001, 2002, 2003, and 2004. Such data has been derived from our consolidated financial statements audited by Grant Thornton LLP for the fiscal year ended June 30, 2004, by Ernst & Young LLP for the fiscal years ended June 30, 2001, 2002, and 2003, and by KPMG for fiscal year ended June 30, 2000. The summary financial data for the nine-month periods ended March 31, 2004 and 2005 has been derived from our unaudited condensed consolidated financial statements for these periods. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our Consolidated Financial Statements and Notes thereto included in this prospectus. All amounts, except per share amounts, are in thousands.

	Years Ended June 30,							Nine Months Ended March 31,
	2000	2001		2002	2003	2004		2004		2005
					Restated					Restated
Statement of Operations Data:
Revenue from operations	$105,708	$105,254		$102,773	$94,963	$77,606	(7)	$66,466	(7)	$40,443
Costs of revenue	87,931	92,243		81,767	78,791	45,678		36,172		32,592

Gross profit	17,777	13,011		21,006	16,172	31,928		30,294		7,851
Selling, general and administrative expenses	17,832 (1)	21,796		19,507 (4)	91,434 (5)	20,982	(8)	18,954	(9)	(1,688	)(10)
Research and development expenses	2,440 (2)	393		383	118	223		9		37

Income (loss) from operations	(2,495)	(9,178)		1,116	(75,380)	10,723		11,331		9,502
Interest expense, net of capitalized amounts and interest and other income	3,773	4,804		5,533	7,252	8,142		6,679		4,178

Net income (loss)	(3,844)	(12,785	)(3)	(2,367)	(81,775)	2,075		4,401		5,169
Net income (loss) per common share—basic	$(0.34)	$(1.12)		$(0.20)	$(6.66)	$0.17		$0.35		$0.41
Net income (loss) per common share—diluted	$(0.34)	$(1.12)		$(0.20)	$(6.66)	$0.15		$0.31		$0.36
Shares used in computing net income (loss) per common share—basic	11,273	11,400		11,884	12,285	12,450		12,416		12,603
Shares used in computing net income (loss) per common share—diluted	11,273	11,400		11,884	12,285	14,142		14,040		14,204
Cash dividends declared per common share	—	—		—	—	—		—		—

Other Data:
Cash provided by (used in) operating activities	$1,424	$17,124		$8,592	$2,114	$5,273		$7,287		$(6,243)
Cash provided by (used in) investing activities	(29,794)	(23,076)		(13,167)	3,037 (6)	5,019		6,171		13,646	(10)

Balance Sheet Data (at period end):
Working capital (deficit) surplus	$(1,601)	$(41,424)		$(22,022)	$(4,750)	$(6,351)		$(4,277)		$1,057
Total assets	225,109	222,477		220,826	121,356	99,925		99,967		95,725
Long-term debt, excluding current portion	75,901	64,589		83,426	80,056	66,942		67,427		65,494
Stockholders’ equity	102,702	90,356		87,670	5,090	9,410		11,704		14,685
Book value per common share (11)	8.06	6.88		6.38	(0.55)	(0.20)		(0.02)		0.22

(1)	Includes approximately $1.8 million of expenses associated with the startup of Space Media.
(2)	Includes approximately $0.5 million of expenses associated with our discontinued Enterprise module.
(3)	Includes approximately $3.3 million of non-cash expense to record a full valuation allowance on our deferred tax asset.

(4)	Includes approximately $0.8 million of non-cash expenses related to subleasing of excess facilities.
(5)	Includes approximately $78.3 million of non-cash write downs related to the loss of our research double module, goodwill impairment at our Government Services business unit, and asset impairment.
(6)	Includes approximately $17.7 million of insurance proceeds related to the loss of our research double module.
(7)	Includes approximately $17.5 million due to Boeing’s termination of its spacecraft processing contract with us.
(8)	Includes approximately $0.3 million of non-cash expenses related to subleasing of excess facilities, $8.3 million of goodwill impairment at our Government Services and Astrotech Space Operations business units, and a $1.8 million non-cash write-down of an investment in Guignè.
(9)	Includes approximately $8.3 million of goodwill impairment at our Government Services and Astrotech Space Operations business units and a $1.8 million non-cash writedown of an investment in Guignè.
(10)	Includes approximately $8.2 million of recovery related to indemnification payments for the loss of our research double module.
(11)	Excludes common stock issuable upon conversion of our Series B convertible preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

Overview

We are pleased that the White House issued a new vision for U.S. space leadership. We view the President’s commitment to space exploration, the human spaceflight program, and the plan for missions to the Moon, Mars, and beyond as positive indicators that will reinvigorate the space program, likely yielding benefits to the aerospace and space commerce industries. We believe that this vision provides NASA with a clear focus, will stabilize the NASA program, and will increase funding for the new pursuits.

We believe the impacts of this vision will materialize over time, and we will continue to align our business direction to remain a constructive force in the human spaceflight program. In the long term, we believe that our core competencies offer opportunities to continue to provide services as well as to design, build, and operate assets that could support initiatives beyond low Earth orbit. We plan to pursue these new opportunities. In the near term, our primary objective is to continue providing services to NASA and the space community in support of the space shuttle and the International Space Station programs. Even with the renewed vision, we expect that the space shuttle and International Space Station will remain an integral part of the human spaceflight program through at least 2010. We supported the return to flight mission in July 2005 and are currently supporting three of the next five scheduled space shuttle flights. We are pursuing additional missions that will be important for completing the final assembly of the International Space Station. In January 2005 we received authorization to proceed on integration and operations activities for the STS-116 shuttle mission currently scheduled for February 2006. In addition, we received authorization for new contract work to add a deployable stowage platform to the STS-118 shuttle mission scheduled to launch in July 2006. This deployable storage platform will be permanently affixed to the International Space Station. Following the launch of the Space Shuttle Discovery in July 2005, NASA announced that the space shuttle fleet will be grounded for an indefinite period of time until loss of foam from the shuttle’s external fuel tank can be remedied. Our contractual arrangements provide for the payment to us of a periodic asset maintenance fee when we are making available and maintaining our space assets pending launch.

We are actively engaged in defining commercial payload service solutions capable of meeting the International Space Station on-orbit re-supply and return requirements more efficiently than the space shuttle. These activities, some of which leverage our international strategic partnerships and intellectual property rights, include the development of an affordable cargo transportation system based on existing commercial launch vehicles and our modular payload integration architecture to transport pressurized and unpressurized cargo to and from the International Space Station. We further believe that our experience and expertise in the conceptual design, development, ground processing, and on-orbit operations support of payload and crew accommodations position us well for a role in the development of NASA’s space exploration systems, the envisioned next phase in human exploration of space.

In September 2004, our Flight Services business unit was awarded a six-month NASA study contract valued at approximately $1.0 million to support the space agency’s new exploration initiatives. We defined concepts for accomplishing human lunar exploration with a focus on innovative solutions and commercial approaches that could be reapplied to missions to Mars and beyond. In March 2005, we were awarded a contract option for an additional six-month effort valued at nearly $1.0 million.

We operate in three main areas generally related to space flight activities within the aerospace industry: space assets and mission support services for manned and unmanned space exploration and research missions; commercial and exploratory satellite pre-launch services; and engineering services in support of government space operations. We also operate a retail space merchandise business and provide space-related educational services. Because of the diversity among the operations of our activities, we report the results of each business as a separate segment in our consolidated financial statements. Our consolidated financial results also reflect corporate-level expenses such as general and administrative, interest, and depreciation and amortization, but because of their nature, these items are not reported as a separate segment.

Business Segments

Following is a brief discussion of each of our four business segments, including a list of key factors that have affected, and are expected to continue to affect, their respective earnings and cash flows. We also present a brief discussion of our corporate-level expenses along with a summary of our current liquidity position and items that could impact our liquidity position in fiscal year 2005 and beyond.

SPACEHAB Flight Services. This business unit generates revenue by providing space shuttle-based, turnkey services that include customer access to space via our pressurized modules and unpressurized integrated cargo carriers; integration and operations support to logistics suppliers transporting their cargo aboard our modules and integrated cargo carriers to and from the orbiting International Space Station; and/or integration and operations support to scientists and technologists responsible for experiments performed aboard module and integrated cargo carrier research platforms.

We also offer on a space-available basis for each mission, access to space on board the space shuttle, Russian Progress, and European Space Agency ATV cargo vehicles under commercial contracts with non-NASA customers, including both government and private customers. Commercial contracts with non-NASA customers will continue to be established directly between us and our commercial customers.

Additionally, during the space shuttle stand-down period, we provided cargo shipment coordination services to NASA for all U.S. cargo shipped to the International Space Station via the Russian Progress space vehicle. These services are provided under contract to Lockheed Martin, the prime Cargo Mission Contract contractor to NASA. We are also providing research access to space and on the International Space Station to the Japanese Aerospace Exploration Agency through RSC-Energia, a major Russian aerospace enterprise. We contracted through V.J.F. Russian Consulting with RSC-Energia for construction of certain space research equipment, access to Russian Progress launch vehicles, and research space aboard the International Space Station when the originally-scheduled services on the space shuttle were suspended due to the Columbia tragedy.

The primary factors impacting our Flight Services business unit earnings and cash flows are the number of space shuttle missions flown and the configuration of the cargo handling and research logistics required for each mission. Our revenues and earnings, if any, from each mission are dependent upon the space assets required in the cargo or research logistics configuration and the mission support services required to employ those assets. Other factors that have impacted, and are expected to continue to impact, earnings and cash flows for this business unit include:

•	Congress’ funding for NASA and the allocation of that funding to International Space Station operations and space shuttle cargo missions;

•	the return to flight of the U.S. space shuttle;

•	the role of international space research projects flying on future space shuttle and Russian and European Space Agency missions;

•	the growth of space exploration programs within NASA and NASA’s commitment to the President’s Vision for Space Exploration regarding enhancement of the role of commercial enterprise in space exploration programs; and

•	our ability to control our capital expenditures, particularly those for spare or replacement parts for space assets.

Astrotech Space Operations. Revenue is generated from various fixed-price contracts with launch service providers in both the commercial and government markets. The services and facilities we provide to our customers support the final assembly, checkout, and countdown functions associated with preparing a satellite for launch.

The earnings and cash flows generated from our Astrotech operations are related to the number of commercial satellite launches, which reflects the growth in the satellite-based communication industries, and the requirement to replace aging satellites. Other factors that have impacted, and are expected to continue to impact, earnings and cash flows for this business include:

•	our ability to control our capital expenditures, which primarily are limited to modifications to accommodate payload processing for new launch vehicles, maintenance and safety, environmental and reliability projects, and other costs, through disciplined management and safe, efficient operations; and

•	the continuing limited availability of competing facilities at the major domestic launch sites that can offer compatible services, leading to an increase in government use of our services.

SPACEHAB Government Services. Our Government Services business unit generates revenue by providing support to the U.S. Government in the areas of large-scale configuration and data management programs such as the International Space Station; specialized hardware design, development, and fabrication; low-to high-fidelity mockup design and construction; and safety and quality support services. This business unit offers a wide array of products and services in these varied fields. Our Government Services business unit currently provides configuration management services as a subcontractor of ARES under ARES’ Program Integration and Control contract with NASA.

Earnings from our Government Services business unit operations are dependent on our ability to continue to win contracts with NASA or other government entities through the competitive bidding process and our performance under those contracts in achieving performance bonuses. Other factors that have impacted, and are expected to continue to impact, earnings and cash flows for this business include:

•	continuation through 2008 of our Program Integration and Control contract with the International Space Station program;

•	our ability to maintain small business qualification for our Government Services business unit under NASA contracting rules; and

•	our ability to control costs within our budget commitments.

Space Media. Our space media business unit operates a retail store and internet store offering space-themed products and is engaged in space-related educational programs and other space-themed activities. Revenue and earnings in our retail operations are dependent upon general enthusiasm for the space exploration program, advertising and promotion, and competition.

Corporate and Other. Significant items impacting future earnings and cash flows include:

•	interest expense, which has decreased in the first nine months of fiscal year 2005 as compared to the first nine months of fiscal year 2004, due to the repayment of a substantial portion of our mortgage debt during fiscal year 2004 using proceeds from Boeing’s early termination of their satellite preparation contract with our Astrotech business unit;

•	general and administrative costs, which were reduced in fiscal year 2004 due to staff reductions and the closing of our Washington D.C. corporate office, and our ability to continue to manage future overhead costs;

•	the ultimate settlement of our claim against NASA for indemnification of our losses on the Space Shuttle Columbia mission and/or our tort claim; and

•	income taxes, with respect to which we currently only pay alternative minimum tax and minimal state income taxes; income taxes will also be impacted by our ability to realize our significant deferred tax assets, including loss carry forwards.

Liquidity and Capital Resources

As of March 31, 2005 we had cash on hand and in short-term investments of $6.0 million, including $0.9 million in restricted cash. Our $5.0 million revolving credit facility had no outstanding borrowings as of March 31, 2005. Our primary source of liquidity is cash flow from operations and short-term investments. The principal uses of cash flow that affect our liquidity position include both operational expenditures and debt service payments. We are focused on increasing cash flow and on managing cash effectively through limiting cash investments in long-term assets. Our ability to maintain sufficient liquidity in the future will depend on a number of factors, including our ability to acquire future business, control our costs and manage capital expenditures, the return to flight of the space shuttle, and the continued activity in the commercial and governmental satellite launch industry.

We expect that our operating cash flows through fiscal year 2006 will be sufficient to satisfy our capital expenditures, debt maturities, interest expenses, and operating commitments. In February 2005, we entered into a new $5.0 million revolving credit facility, replacing our previous revolving credit facility. This new revolving credit facility is secured by our accounts receivable and funds available under the facility are limited to 80% of eligible accounts receivable. Under the credit facility, we are subject to various financial and other covenants, including a minimum tangible net worth covenant, a cash flow covenant, and a secured debt coverage covenant. As of March 31, 2005, there was $5.0 million available for borrowings under this credit facility and restricted cash of $0.3 million. If we do not satisfy the minimum tangible net worth covenant in our credit facility, we are required to maintain a restricted cash balance. We were required to maintain a restricted cash balance of $0.3 million and $0.4 million as of March 31, 2005 and June 30, 2005, respectively, because we did not satisfy the minimum tangible net worth covenant in our credit facility.

Over the longer term we believe that the space shuttle return to flight and the President’s Vision for Space Exploration will lead to increased activity and related cash flows from operations for our Flight Services business unit. We expect additions to our contract with Lockheed Martin for International Space Station configuration hardware and contract additions in our satellite processing business, reflecting increased activity in the space exploration and commercial satellite industries. However, there can be no assurance that we will be able to win future contracts with NASA, other national space agencies, or commercial space enterprises, or to successfully exploit other business opportunities.

Cash Flows From Operating Activities. Cash provided by (used in) operations for the nine months ended March 31, 2005 (restated) and 2004 was $(6.2) million and $7.3 million, respectively. The significant items affecting the differences in cash flows from operating activities for the nine months ended March 31, 2005 as compared to the nine months ended March 31, 2004 are discussed below:

•	Net income for the nine months ended March 31, 2005 was $5.2 million as compared to net income for the nine months ended March 31, 2004 of $4.4 million. Previously, net income for the nine months ended March 31, 2005 included $8.2 million recognized as recovery of a previously reported non-recurring loss of our research double module. The $8.2 million in proceeds is being reclassified to Investing Cash Flows out of Operating Cash Flows.

•	For the nine months ended March 31, 2004, we received $17.5 million due to the Boeing termination. In addition, we recorded a non-cash charge of $8.3 million for impairment of goodwill at our Astrotech and Government Services business units. We recorded a non-cash valuation allowance charge of $1.8 million for our investment in Guigne. We also recorded a non-cash charge of approximately $0.7 million due to the loan repayment.

•	Depreciation and amortization for the nine months ended March 31, 2005 was $4.0 million as compared to $4.2 million for the nine months ended March 31, 2004.

•

Changes in assets for the nine months ended March 31, 2005 used cash from operations of $0.6 million. This change is primarily due to an increase in accounts receivable of $1.6 million and an increase in prepaid expenses of $0.4 million, which were partially offset by a decrease in other assets of $1.4 million. The increase in accounts receivable is primarily due to increased billings on the Cargo Mission contract due to contract billable milestones being delivered. The decrease in other assets is primarily due to a decrease in deferred mission costs for the Japanese Experiment Thermal Incubator Service contract due to the launch of the first mission in July, 2004 and the subsequent on-orbit operations. For the nine months ended March 31, 2004 change in assets provided cash from operations of $0.6 million primarily from a decrease in accounts receivable.

•	Changes in liabilities for the nine months ended March 31, 2005 used cash from operations of $6.6 million. This change is due primarily to the decreases in accounts payable and accrued expenses of $1.8 million and the decrease in deferred revenue of $4.8 million. The decrease in deferred revenue is primarily due to the first launch for the Japanese Experiment Thermal Incubator Service contract during the nine months ended March 31, 2005 and subsequent on-orbit operations. For the nine months ended March 31, 2004 changes in liabilities used cash in operations of $13.0 million, primarily due to a decrease in accounts payable to EADS of $4.4 million and a decrease in deferred revenue of approximately $8.6 million primarily due to revenue recognition for STS-116 and NASA’s planned dedicated research mission that was previously scheduled to follow STS-107.

Cash Flows From Investing Activities. For the nine months ended March 31, 2005 (restated) and 2004, cash flows provided by investing activities were $13.6 million and $6.1 million, respectively. The significant items affecting the differences in cash flows from investing activities for the nine months ended March 31, 2005 as compared to the nine months ended March 31, 2004 are discussed below:

•	There were property and equipment purchases of $0.8 million for the nine months ended March 31, 2005 as compared to $1.3 million for the nine months ended March 31, 2004.

•	For the nine months ended March 31, 2005, cash flows from investing activities were primarily generated from the sale of short-term investments of $6.6 million as compared to sales of such short-term investments of $7.4 million for the nine months ended March 31, 2004.

•	The increase in investing cash flows was offset by an increase in restricted cash of $0.4 million as compared to no change for the nine months ended March 31, 2004.

•	For the nine months ended March 31, 2005, cash flows from investing activities included $8.2 million received from NASA under the Research and Logistics Mission Support contract indemnification clause for the loss of our research double module.

Cash Flows From Financing Activities. For the nine months ended March 31, 2005 and 2004, cash flows used in financing activities were $2.8 million and $12.7 million, respectively. The significant items affecting the differences in cash flows from financing activities for the nine months ended March 31, 2005 as compared to the nine months ended March 31, 2004 are discussed below:

•	For the nine months ended March 31, 2005, we had net repayments of $1.4 million in principal under the revolving credit facility as compared to no net borrowings for the nine months ended March 31, 2004.

•	For the nine months ended March 31, 2005, we paid $1.4 million under various credit agreements as compared to $13.0 million for the nine months ended March 31, 2004. This reduction is primarily due to the payment of $11.0 million on our mortgage loan due to the Boeing termination and the final payment to Alenia Spazio S.P.A during the nine months ended March 31, 2004.

•	For the nine months ended March 31, 2005, we had proceeds from the issuance of common stock upon the exercise of employee stock options of $0.1 million as compared to $0.3 million for the nine months ended March 31, 2004.

On March 25, 2003 the Board of Directors authorized us to repurchase up to $1.0 million of our outstanding common stock at market prices. Any purchases under our stock repurchase program may be made from time to time, in the open market, through block trades or otherwise in accordance with applicable regulations of the SEC. As of March 31, 2005, we had repurchased 116,100 shares at a cost of $117,320 under the program. We will continue to evaluate the stock repurchase program and the funds authorized for the program.

We continue to focus our efforts on improving our overall liquidity through identifying new business opportunities within the areas of our core competencies, reducing operating expenses, and limiting cash commitments for future capital investments and new asset development. On November 5, 2003, NASA notified us that we were not awarded the International Space Station Mission Integration Contract. Additionally, the Boeing team’s bid for the Cargo Mission Contract with NASA, of which our Government Services business unit was a subcontractor, was not selected for contract award. As a result of the loss of these contract awards, we made significant adjustments to our staffing and cost base structure during 2004. We reduced staffing by 67 employees in the quarter ended March 31, 2004 as a result of NASA’s award decisions. On October 1, 2003 we announced that we would close our corporate office in Washington, D.C. by March 31, 2004 and consolidate those operations into our headquarters in Houston, Texas. We took these actions as part of our continuing efforts to further reduce operating expenses and improve profitability. To offset a portion of our remaining lease commitment, we subleased our Washington, D.C. facility for the remaining lease period which is under lease through May 31, 2006. We have continued to restrict new capital investment and new asset development, limiting projects to those required to support current contracts and facility maintenance. Additionally, we continue to evaluate operating expenses in an effort to reduce or eliminate costs not required for us to operate effectively.

On April 28, 2005 we consummated the sale and simultaneous lease back of our Cape Canaveral, Florida payload processing facility. The sale resulted in net cash to us of approximately $3.8 million. We leased back the facility for an initial period of five years, with an option period of an additional five years. The annual rental for the first five years of this lease is approximately $0.45 million. On May 26, 2005 we consummated the sale and lease back of our corporate offices in Webster (Houston), Texas. The sale resulted in net cash to us of approximately $0.9 million. We leased back 100% of the facility for an initial period of ten years, with two five-year options. We also retained the adjacent 3.0 acres parcel for future development or sale. The annual rental for the first year of this lease is approximately $0.32 million and gradually increases through the tenth year of the lease to approximately $0.4 million.

Our cash and short-term investments were approximately $6.0 million, including $0.9 million in restricted cash, as of March 31, 2005. We believe that we have sufficient liquidity, including cash and short-term investments, advances available under our revolving credit facility, and cash anticipated or expected to be generated from operations to fund ongoing operations beyond the remainder of this fiscal year. We also expect to utilize existing cash and cash anticipated from future operations to support strategies for new business initiatives and to reduce long-term debt.

Our contractual obligations as of March 31, 2005 are as follows (in thousands):

Contractual Obligations	At March 31, 2005	Remaining in Fiscal Year 2005	Fiscal Year 2006	Fiscal Year 2007	Fiscal Year 2008	Fiscal Year 2009	Thereafter
Long-term Debt	$63,250	$—	$—	$—	$63,250	$—	$—
Mortgage Loan Payable	4,190	497	2,057	1,636	—	—	—
V.J.F. Russian Consultant Agreement	210	45	165	—	—	—	—
V.J.F. Russian Subcontract	1,003	603	400	—	—	—	—
Operating leases(1)(2)	21,826	960	4,918	4,507	4,372	4,217	2,852

Total Contractual Cash Obligations(3)	$90,479	$2,105	$7,540	$6,143	$67,622	$4,217	$2,852

(1)	For the remainder of fiscal year 2005, we expect to receive net payments of $0.2 million for subleases. For fiscal years 2006, 2007, and 2008, we expect to receive net payments of approximately $0.7 million, $0.5 million, and $0.3 million, respectively, for subleases. Additionally, we exercised a four year option on our leases with EADS Space Transportation.
(2)	Does not include amounts for sale leaseback of our Payload Processing Facility on April 28, 2005 or our corporate administrative offices on May 26, 2005.
(3)	Does not include commitment to Dayna Justiz for compensation that can be earned as a result of the agreement dated June 19, 2000. The agreement states that Dayna Justiz can earn up to $375,000 as additional compensation if she meets certain financial goals in the management of The Space Store. The yearly amount is equal to five percent of The Space Store’s “net after-tax operating income” during each fiscal year until such time an aggregate amount of $375,000 has been earned. At this time, we have recorded no liability for this obligation due to the uncertainty of the obligation being met.

Critical Accounting Policies

Revenue Recognition. Our business units’ revenue is derived primarily from long-term contracts with the U.S. Government and commercial customers. Revenues under these contracts are recognized using the methods described below. Estimating future costs and, therefore, revenues and profits, is a process requiring a high degree of management judgment. See “Risk Factors—Risks Related to Our Business—Our financial results could be affected if the estimates that we use in accounting for contracts are incorrect and need to be changed.” We base our estimate on historical experience and on various assumptions that are believed to be reasonable under the circumstances including the negotiation of an equitable adjustment on the Research and Logistics Mission Support contract which was added to the contract as a pricing amendment due to the delay in the return to flight. Costs to complete include, when appropriate, material, labor, subcontracting costs, lease costs, commissions, insurance and depreciation. Our business units’ personnel perform periodic contract status and performance reviews. In the event of a change in total estimated contract cost or profit, the cumulative effect of such change is recorded in the period that the change in estimate occurs.

A Summary of Revenue Recognition Methods Follows:

Business Unit	Services/Products Provided	Contract Type	Method of Revenue Recognition
Flight Services	Commercial Space Habitat Modules, Integration & Operations Support Services	Firm Fixed Price	Percentage-of-completion based on costs incurred

Government Services	Configuration Management, Engineering Services	Cost Reimbursable Award/Fixed Fee	Reimbursable costs incurred plus award/fixed fee

Astrotech	Payload Processing Facilities	Firm Fixed Price—Mission Specific Firm Fixed Price—Guaranteed Number of Missions	Ratably, over the occupancy period of a satellite within the facility from arrival through launch For multi-year contract payments recognized ratably over the contract period

Space Media	Space-Themed Commercial Products/Activities	Retail	Internet and retail sales recognized when goods are shipped

Goodwill. In assessing the recoverability of goodwill and other intangibles, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If and when these circumstances or their related assumptions change in the future, we may be required to record impairment charges for these assets. We adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” on July 1, 2002, under which we ceased to amortize goodwill and instead analyze goodwill at least annually for impairment issues. The remaining goodwill on the balance sheet as of December 2003 was tested for impairment and was written off in fiscal year 2004.

Long-Lived Assets. In assessing the recoverability of long-lived assets, fixed assets, assets under construction and intangible assets, we evaluate the recoverability of those assets in accordance with the provisions of the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or

Disposal of Long-Lived Assets.” This Statement requires that certain of our long-lived fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue

Our revenue for the nine months ended March 31, 2005 and 2004 was generated primarily from the Research and Logistics Mission Support contract, the Lockheed Martin letter contract, and contracts with related commercial customers in the Flight Services business unit; the remaining contracts under the Flight Crew Systems Development contract and the Program Integration and Control contract in our Government Services business unit; and our contracts with Lockheed Martin and other commercial satellite providers in our Astrotech business unit. Revenue for our Space Media business unit was immaterial for the nine months ended March 31, 2005 and 2004. During the period, there were launch delays that affected planned revenue that is expected to materialize in the upcoming months in our Astrotech business unit.

Our Flight Services business unit supported NASA’s return-to-flight mission in July 2005 and is continuing operations in preparation for shuttle missions, including STS-121, 116, and 118 (in order of their anticipated flight sequence). We contracted directly with NASA’s prime International Space Station contractor, Boeing, for the July 2005 mission during which a cargo carrier provided by us was deployed and permanently mounted to the International Space Station. Our Flight Services business unit is preparing another cargo carriers for shuttle mission STS-118, the External Stowage Platform 3, that will be deployed and permanently mounted to the International Space Station. For STS-121, we are scheduled to provide our non-deployable integrated cargo carrier to NASA under our Cargo Mission Contract subcontract with Lockheed Martin for transport of several critical International Space Station orbital replacement unit spares. For both STS-116 and 118, missions also under the Cargo Mission contract, we are scheduled to provide our pressurized single module and an unpressurized non-deployable integrated cargo carrier for transport of critical cargo and orbital replacement units to and from the International Space Station. We have successfully completed negotiations with Boeing and Lockheed Martin for the respective contract equitable adjustments required to continue uninterrupted support to ongoing STS-121, 116 and 118 mission preparation activities during any shuttle down periods. Support for missions STS-121, 116 and 118 is continuing under a subcontract agreement with Lockheed Martin, effective February 1, 2004. We are currently providing these services under a letter contract, have completed final contract negotiations with Lockheed Martin, and are awaiting issuance of this new contract. Additionally, after approximately April 15, 2004, our Flight Services business unit no longer is subcontracting its module mission integration, operations and sustaining engineering technical support to Boeing. Most module mission tasks previously performed by Boeing personnel are now being performed by our Flight Services business unit personnel, and selected NASA cargo integration tasks on our module missions are now being performed by Lockheed Martin as a part of their Cargo Mission Contract with NASA. This decision enables our Flight Services business unit to continue to provide services to NASA and is consistent with the direction of the International Space Station program office.

In January 2004 we initiated activity under the Japanese Experiment Thermal Incubator Service contract with the Mitsubishi Corporation, representing the Japanese Aerospace Exploration Agency, that was entered into in 2000 and originally scheduled to fly aboard our research double module. Subsequent to the suspension of the space shuttle flights and destruction of our research double module, we contracted for construction of certain space research equipment, research space aboard the International Space Station and up to three Russian Progress cargo missions with V.J.F. Russian Consulting, representing RSC Energia, a major Russian aerospace manufacturer and mission operator. The first experiment was successfully launched on the Russian Progress spacecraft on August 11, 2004.

During the three and nine months ended March 31, 2005, deferred revenue decreased by $0.2 million and $4.8 million, respectively, as we recognized revenue on contracts where milestone payments had been received in prior periods. We expect further reduction of deferred revenue through the next twelve months which will result in revenue recognition on contracts for which the related cash was received in a prior period.

Costs of Revenue

We have several types of costs of revenue in our business segments. Costs of revenue for our Flight Services business unit include integration and operations expenses associated with the performance of two types of efforts, sustaining engineering in support of all missions under a contract and mission specific support. Costs associated with the performance of the contracts using the percentage-of-completion method of revenue recognition are expensed as incurred. Costs associated with the cost-reimbursable award and fixed-fee contracts are expensed as incurred by our Government Services business unit. Other costs of revenue include depreciation expense and costs associated with the Astrotech payload processing facilities. Flight related insurance covering transportation of our modules from our payload processing facility to the space shuttle, in-flight insurance, and third-party liability insurance are also included in costs of revenue and are recorded as incurred. Selling, general and administrative and interest and other expenses are recognized when incurred.

Non Recurring Charge

On February 1, 2003 our research double module was lost in the Columbia tragedy. The net book value of the research double module was $67.9 million, which, net of insurance proceeds of $17.7 million, was recognized as a loss in the third quarter of fiscal year 2003. The $8.0 million plus interest of $0.2 million paid by NASA as indemnification for our loss of the research double module is recognized as a recovery of previously recognized loss in the quarter ended September 30, 2004. At this time, we do not plan to replace the research double module. Our Flight Services business unit has two additional modules and other flight assets available to support current NASA requirements. We believe that these modules and assets can also be used to support future NASA requirements during the remaining life of the space shuttle fleet. Following the launch of the Space Shuttle Discovery in July 2005, NASA announced that the space shuttle fleet will be grounded for an indefinite period of time until loss of foam from the shuttle’s external fuel tank can be remedied.

Results of Operations for the Three and Nine Month Periods Ended March 31, 2005 and 2004

Three Months Ended March 31, 2005 as Compared to the Three Months Ended March 31, 2004

Revenue. Revenue decreased approximately 4% to $14.3 million as compared to $14.8 million for the three months ended March 31, 2005 and 2004, respectively (in millions).

	Three Months Ended March 31,		Dollar Change	Percent Change
	2005	2004
Flight Services	$10.0	$10.3	$(0.3)	(3)%
Astrotech Space Operations	2.5	2.5	—	—
Government Services	1.6	1.8	(0.2)	(11)%
Space Media	0.2	0.2	0.0	—

	$14.3	$14.8	$(0.5)	(4)%

Revenue from our Flight Services business unit has been adversely affected by the temporary grounding of the shuttle fleet due to the Columbia tragedy in February 2003, partially offset by revenue from the Lockheed Martin letter contract, and other contract revenue. The following summarizes the significant changes for the three months ended March 31, 2005 as compared to the comparable period in fiscal year 2004:

•	a decrease in the Research and Logistics Mission Support contract revenue of $4.2 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004 due to the termination of the Research and Logistics Mission Support contract in January 2004;

•	an increase in Lockheed Martin contract revenue of $4.4 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004 due to the startup of the contract in February 2004;

•	a decrease in revenue from the Japanese Experiment Thermal Incubator Service contract of $1.2 million due to the timing of the mission operations;

•	an increase in revenue attributable to our Concept Exploration and Refinement contract with NASA of $0.6 million that was started in the first quarter of fiscal year 2005; and

•	other contract revenue increase of $0.1 million.

Revenue from our Astrotech business unit was generally unchanged in the quarter ending March 31, 2005 as compared to the comparable quarter in 2004.

The decrease in revenue at our Government Services business unit is primarily due to the closeout of the Stowage, Engineering and Decal contract and Configuration Management contract in December 2004. The following summarizes the significant changes for the three months ended March 31, 2005 as compared to the comparable period in fiscal year 2004:

•	a revenue decrease of $0.4 million due to the closeout of the Stowage, Engineering and Decal contract and Configuration Management contract in December 2004; and

•	other contract revenue increase of $0.2 million.

Costs of Revenue. Costs of revenue for the three months ended March 31, 2005 increased by 13% to approximately $11.1 million, as compared to $9.8 million for the prior fiscal year’s comparable quarter (in millions):

	Three Months Ended March 31,		Dollar Change	Percent Change
	2005	2004
Flight Services	$7.9	$6.2	$1.7	27%
Astrotech Space Operations	2.0	2.0	—	0%
Government Services	1.1	1.5	0.4	(27)%
Space Media	0.1	0.1	—	—

	$11.1	$9.8	$1.3	13%

Costs of revenue from our Flight Services business unit have primarily increased due to costs of revenue attributable to our performance under the Lockheed Martin letter contract, the termination of Boeing as a subcontractor for module services, and other contract costs of revenue, partially offset by reduced costs as a result of the temporary grounding of the shuttle fleet due to the Columbia tragedy in February 2003. The following summarizes the significant changes for our Flight Services business unit for the three months ended March 31, 2005 as compared to the comparable period in fiscal year 2004:

•	a decrease in costs of revenue for shuttle related mission work performed by Boeing of $0.9 million due to subcontract termination;

•	an increase in costs of revenue for shuttle related mission work performed by EADS of $1.4 million due to the scheduled launch of the STS-114 shuttle mission in July 2005;

•	an increase in costs of revenue for shuttle related missions for in-house engineering labor of $1.2 million; and

•	other costs of revenue decreases of $0.4 million, offset by Concept Exploration and Refinement contract costs of $0.3 million.

Cost of revenue from our Astrotech business unit were generally unchanged in the quarter ending March 31, 2005 as compared to the comparable quarter in 2004.

The decrease in costs of revenue at our Government Services business unit is primarily due to the closeout of the Stowage, Engineering and Decal contract in December 2004. The following summarizes the significant changes for our Government Services business unit for the three months ended March 31, 2005 as compared to the comparable period in fiscal year 2004:

•	costs of revenue decrease of $0.3 million due to the closeout of the Stowage, Engineering and Decal contract in December 2004; and

•	other costs of revenue decreases of $0.1 million due to less contract activities in the third quarter of 2005 as compared to third quarter of fiscal year 2004.

Operating Expenses. Operating expenses decreased to $2.3 million for the three months ended March 31, 2005 as compared to approximately $2.6 million for the three months ended March 31, 2004. Operating expenses are lower in the quarter ended March 31, 2005 compared to the last fiscal year’s comparable quarter due to our ongoing cost reduction efforts and staffing and reductions in selling, general and administrative expenses. Research and development expenses were immaterial for the three months ended March 31, 2005 and 2004, although we expect these costs to increase in future periods. In the three months ended March 31, 2005, we recognized legal expenses of $0.3 million relating to our claims against NASA for the loss of the research double module and response to Lloyd’s complaint regarding its payment of insurance proceeds on the accident.

Interest Expense. Interest expense was approximately $1.4 million for the three months ended March 31, 2005 as compared to approximately $2.2 million for the three months ended March 31, 2004. The decrease in interest expense is primarily due to the loss of hedge accounting in 2004 as a result of the termination of our interest rate swap for our mortgage loan payable, resulting in expense of $0.5 million on a portion of the interest rate swap. Additionally, there was an acceleration of $0.2 million of debt placement costs in 2004 associated with the repayment of the mortgage loan and decreasing interest expense on the amended mortgage loan.

Interest and Other Income. Interest and other income was immaterial for the three months ended March 31, 2005 and March 31, 2004. Interest income is earned on our short-term investments.

Income Taxes. Based on our projected effective tax rate for fiscal year 2005, we recorded minimal tax expense for the three months ended March 31, 2005 as compared to a minimal tax expense for the three months ended March 31, 2004.

Net Income (Loss). Net loss for the three months ended March 31, 2005 was approximately $0.5 million or $0.04 per share basic and diluted on 12,626,130 shares as compared to net income of approximately $0.3 million or $0.02 per share basic and $0.02 per share diluted on 12,476,342 and 14,264,818 shares, respectively, for the three months ended March 31, 2004.

Nine Months Ended March 31, 2005 as Compared to the Nine Months Ended March 31, 2004.

Revenue. Revenue decreased approximately 39% to $40.4 million for the nine months ended March 31, 2005 as compared to $66.5 million for the nine months ended March 31, 2004 (in millions):

	Nine Months Ended March 31,		Dollar Change	Percent Change
	2005	2004
Flight Services	$28.4	$32.6	$(4.2)	(13)%
Astrotech Space Operations	6.7	24.7	(18.0)	(73)%
Government Services	4.7	8.6	(3.9)	(45)%
Space Media	0.6	0.6	—	—

	$40.4	$66.5	$(26.1)	(39)%

Revenue from our Flight Services business unit has been adversely affected by the temporary grounding of the shuttle fleet due to the Columbia tragedy in February 2003. Even though the shuttle fleet was grounded for both the nine months ended March 31, 2005 and nine months ended March 31, 2004, there is a significant difference in revenue due to how NASA proceeded with the grounding of the shuttle fleet. For the nine months ended March 31, 2004, we were operating as if the shuttle would return to flight in the near term which resulted in higher revenue due to the products and services that were being required to be delivered to NASA in preparation for the return to flight. For the period ended March 31, 2005, we were required to deliver fewer products and services to NASA due to a more defined return to flight schedule. The following summarizes the significant changes for our Flight Services business unit for the nine months ended March 31, 2005 as compared to the comparable period in fiscal year 2004:

•	a decrease in the Research and Logistics Mission Support contract revenue of $23.3 million in the nine months ended March 31, 2005 compared to the nine months ended March 31, 2004 due to the termination of the Research and Logistics Mission Support contract in January 2004;

•	an increase in revenue from the Lockheed Martin contract, which replaced the Research and Logistics Mission Support contract in February 2004, of $16.0 million in the nine months ended March 31, 2004;

•	an increase in the External Stowage Platform 2 contract revenue of $3.6 million in the nine months ended March 31, 2005 compared to the nine months ended March 31, 2004 due to the anticipated launch in July 2005;

•	an increase in revenue from the Japanese Experiment Thermal Incubator Service contract of $0.8 million that was started in the third quarter of fiscal year 2004;

•	an increase in revenue from the Concept Exploration and Refinement contract of $1.0 million that was started in the first quarter of fiscal year 2005; and

•	other contract revenue decrease of $2.3 million, mainly due to the cancellation of the research double module’s planned second mission under the Research and Logistics Mission Support contract during the nine months ended March 31, 2004.

The decrease in revenue at our Astrotech business unit is primarily due to Boeing’s termination in October 2003 of its contractually fixed guarantee payments, which was partially offset by the one time termination payment in the amount of $17.5 million that we received from Boeing in the nine months ended March 31, 2004 and by the additional services that we supply to Boeing. During the nine months ended March 31, 2005, our Astrotech business unit underwent scheduled downtime between launches and recognized contractually guaranteed revenues of $2.5 million and $0.6 million from missions that began in the fourth quarter of fiscal year 2004 and were completed in the first quarter of fiscal year 2005, contract revenue from five missions that began in the second and third quarters of fiscal year 2005 of $2.9 million and other revenue of $0.7 million.

The decrease in revenue at our Government Services business unit is primarily due to the closeout of the Stowage, Engineering and Decal contract and the Configuration Management contract in December 2004 partially offset by the Program Integration & Control contract which started in January 2004. The following summarizes the significant changes for our Government Services business unit for the nine months ended March 31, 2005 as compared to the comparable period in fiscal year 2004:

•	a revenue decrease of $6.3 million due to the closeout of the Stowage, Engineering and Decal contract and the Configuration Management contract in December 2004;

•	other contract revenue decrease of $0.3 million due to less contract activity; and

•	a revenue increase of $2.7 million due to the Program Integration & Control contract.

Costs of Revenue. Costs of revenue for the nine months ended March 31, 2005 decreased by 10% to approximately $32.6 million, as compared to $36.2 million for the nine months ended March 31, 2004 (in millions):

	Nine Months Ended March 31,		Dollar Change	Percent Change
	2005	2004
Flight Services	22.8	23.0	(0.2)	(1)%
Astrotech	5.9	5.7	0.2	4%
Government Services	3.6	7.2	(3.6)	50%
Space Media	0.3	0.3	—	—

	32.6	36.2	(3.6)	10%

Costs of revenue from the Flight Services business unit has been affected by the temporary grounding of the shuttle fleet due to the Columbia tragedy in February 2003, partially offset by costs of revenue from the Lockheed Martin letter contract, the termination of Boeing as a subcontractor for module services, and other contract costs of revenue. The following summarizes the significant changes for our Flight Services business unit for the nine months ended March 31, 2005 as compared to the comparable period in fiscal year 2004:

•	a decrease in the Research and Logistics Mission Support contract costs of revenue of $13.0 million from March 31, 2004 to March 31, 2005 due to the Research and Logistics Mission Support contract closeout;

•	costs of revenue from Lockheed Martin letter contract of $9.7 million that started in the third quarter of fiscal year 2004;

•	an increase in the External Stowage Platform 2 costs of revenue of $3.1 million due to the expected launch in July 2005;

•	costs of revenue of $0.2 million from Japanese Experiment Thermal Incubator Service that was started in the third quarter of fiscal year 2004;

•	costs of revenue of $0.8 million from the Concept Exploration and Refinement contract that was started in the first quarter of fiscal year 2005; and

•	other costs of revenue decreases of $1.0 million, primarily resulting from the termination of Boeing as a subcontractor for module services, offset by in-house engineering labor and related costs.

Our Astrotech business unit’s increase in costs of revenue is due primarily to increased mission support costs and increase in the costs of operations at the satellite processing facilities, including increased utility costs.

The decrease in costs of revenue at our Government Services business unit is primarily due to the closeout of the Stowage, Engineering and Decal contract and the Configuration Management contract in December 2004 partially offset by the Program Integration & Control contract. The following summarizes the significant changes for our Government Services business unit for the nine months ended March 31, 2005 as compared to the comparable period in fiscal year 2004:

•	a cost of revenue decrease of $3.8 million due to the closeout of the Stowage, Engineering and Decal contract in December 2004;

•	a cost of revenue decrease of $2.3 million due to the closeout of the Configuration Management contract in December 2004;

•	a cost of revenue increase of $3.1 million due to the startup of the Program Integration & Control contract in January 2004; and

•	other costs of revenue decreases of $0.6 million due to less contract activity.

Operating Expenses. Operating expenses, other than the $8.2 million recovery of a non-recurring charge for the loss of the research double module that was recorded for the period ended September 30, 2004, and the goodwill and Guignè impairments totaling $10.1 million that were recorded for the period ended March 31, 2004, decreased to $6.6 million for the nine months ended March 31, 2005 as compared to approximately $8.9 million for the nine months ended March 31, 2004. The primary factors causing this decrease are our on-going reductions in staff and facilities. Research and development expenses were immaterial for the nine months ended March 31, 2005 and 2004, although we expect these costs to increase in future periods. For the nine months ended March 31, 2005, our expenses for bid and proposal efforts were less than $0.1 million. In the nine months ended March 31, 2004, we incurred bid and proposal costs of $0.2 million primarily relating to the Mission Integration Contract proposal. During the nine months ended March 31, 2005, we recognized legal expenses of $0.8 million relating to our claims against NASA for loss of our research double module and response to Lloyd’s complaint regarding its payment of insurance proceeds on the accident.

Interest Expense. Interest expense was approximately $4.3 million for the nine months ended March 31, 2005 as compared to approximately $6.8 million for the nine months ended March 31, 2004. The decrease in interest expense is primarily due to the loss of hedge accounting on a portion of the interest rate swap for the mortgage loan in 2004 resulting in the expensing of $1.3 million of unrealized losses previously in other comprehensive loss upon repayment of $9.5 million of the mortgage loan, as well as the acceleration of $0.7 million of debt placement costs associated with the repayment for the nine months ended March 31, 2004. Due to the $9.5 million payment on the mortgage loan and the subsequent lower interest rate (5.5%), the interest expense on our mortgage loan was $0.8 million less in the nine months ended March 31, 2005 compared to the nine months ended March 31, 2004.

Interest and Other Income. Interest and other income was immaterial for the nine months ended March 31, 2005 and March 31, 2004. Interest income is earned on our short-term investments.

Income Taxes. Based on our projected effective tax rate for fiscal year 2005, we recorded a tax expense of $0.2 million for the nine months ended March 31, 2005 as compared to a tax expense of $0.3 million during the nine months ended March 31, 2004.

Net Income. Net income for the nine months ended March 31, 2005 was approximately $5.2 million or $0.41 per share basic and $0.36 per share diluted on 12,603,240 and 14,203,597 shares, respectively, as compared to net income of approximately $4.4 million or $0.35 per share basic and $0.31 per share diluted on 12,415,997 and 14,039,798 shares, respectively, for the nine months ended March 31, 2004.

Results of Operations for the Years Ended June 30, 2004, 2003 and 2002

Overview. In this section we discuss our results of operations, both on a consolidated basis and, where appropriate, by business unit for our fiscal years ended June 30, 2004, 2003, and 2002. Where we report earnings or loss on a per share basis, we have done so on a “diluted earnings per share” basis. The weighted average number of common shares applicable to diluted earnings for 2004, 2003, and 2002 were 14,141,949, and 12,285,467, and 11,884,309, respectively.

We had net income (loss) of $2,075,000 or $0.15 per diluted share on revenues of $77,606,000 for our 2004 fiscal year compared to ($81,775,000) or ($6.66) per diluted share on revenues of $94,963,000 for 2003 and ($2,367,000) or ($0.20) per diluted share on revenues of $102,773,000 for 2002. For our 2002 fiscal year, net earnings and earnings per share included $0.09 per share of goodwill amortization expense. Amortization of goodwill ceased January 1, 2002 as a result of the adoption of Statement of Financial Accounting Standards No. 142.

Non-GAAP Financial Measures. We use income from operations before charges as one measure of financial performance. Income from operations before charges is a non-GAAP financial measure and consists of operating income before unusual and infrequent events such as: goodwill impairments, asset impairments, investment impairments and the loss of the research double module. Income from operations before charges also does not include interest expense or income taxes, each of which is evaluated on a consolidated basis. Because we do not allocate interest expense and income taxes by unit, we believe that income from operations is a useful measure of our units’ operating performance for investors. Income from operations before charges should not be considered an alternative to, or more meaningful than, net income or cash flows from operations as determined in accordance with GAAP. The “Other” column in the presentation below is our corporate selling, general and administrative expenses that are incurred for our overall operations that are not allocable to any specific business unit.

The following tables provide summary financial data regarding our consolidated and segmented results of operations for our 2004, 2003, and 2002 fiscal years, respectively (in millions):

Fiscal Year Ended June 30, 2004

	Flight Services Business Unit	Astrotech Business Unit	Government Services Business Unit	Space Media Business Unit	Other	Total
Income (loss) from operations before charges	$8.9	$20.0	$0.3	$(0.1)	$(8.4)	$20.7
Goodwill impairment	—	(2.5)	(5.7)	—	—	(8.2)
Investment impairment charge	—	—	—	—	(1.8)	(1.8)

Operating income (loss)	8.9	17.5	(5.4)	(0.1)	(10.2)	10.7
Other income/expense	—	—	—	—	0.1	0.1
Interest expense	—	—	—	—	(8.2)	(8.2)

Pre-tax income (loss)	8.9	17.5	(5.4)	(0.1)	(18.3)	2.6
Income tax expense	—	—	—	—	(0.5)	(0.5)

Net income (loss)	$8.9	$17.5	$(5.4)	$(0.1)	$(18.8)	$2.1
Fiscal Year Ended June 30, 2003
	Flight Services Business Unit	Astrotech Business Unit	Government Services Business Unit	Space Media Business Unit	Other	Total
Income (loss) from operations before charges	$6.8	$4.5	$1.9	$(0.3)	$(10.0)	$2.9
Loss on Columbia accident	(50.3)	—	—	—	—	(50.3)
Goodwill impairment	—	—	(11.9)	—	—	(11.9)
Asset impairment charge	(7.9)	—	—	—	(8.2)	(16.1)

Operating income (loss)	(51.4)	4.5	(10.0)	(0.3)	(18.2)	(75.4)
Interest expense	—	—	—	—	(7.2)	(7.2)

Pre-tax income (loss)	(51.4)	4.5	(10.0)	(0.3)	(25.4)	(82.6)
Income tax expense	—	—	—	—	0.9	0.9

Net income (loss)	$(51.4)	$4.5	$(10.0)	$(0.3)	$(24.5)	$(81.7)

Fiscal Year Ended June 30, 2002

	Flight Services Business Unit	Astrotech Business Unit	Government Services Business Unit	Space Media Business Unit	Other	Total
Operating income (loss)	$12.9	$3.8	$2.0	$(1.6)	$(16.0)	$1.1
Other income	—	—	—	—	1.2	1.2
Interest expense	—	—	—	—	(6.7)	(6.7)

Pre-tax income (loss)	12.9	3.8	2.0	(1.6)	(21.5)	(4.4)
Income tax expense	—	—	—	—	2.1	2.1

Net income (loss)	$12.9	$3.8	$2.0	$(1.6)	$(19.4)	$(2.3)

Operating Income (Loss). Operating income (loss) was $10.7 million in fiscal year 2004, compared to ($75.4) million and $1.1 million for fiscal years 2003 and 2002, respectively. The following summarizes the activity in each of our operating segments:

SPACEHAB Flight Services

Operating income (loss) for our flights services business unit was $8.9 million for fiscal year 2004, compared to ($51.4) million and $12.9 million for fiscal years 2003 and 2002, respectively. Operating income for 2004 included general and administrative expense of $0.7 million and depreciation and amortization expense of $2.8 million as compared to general and administrative expenses of $0.1 million and $0.1 million and depreciation and amortization expense of $5.0 million and $8.6 million for fiscal years 2003 and 2002, respectively. Please see “Results of Operations for the Years Ended June 30, 2004, 2003 and 2002—Other” for a consolidated discussion of general and administrative expense and depreciation and amortization expense.

Flight Service Business Unit Results of Operations before Charges for the Fiscal Year Ended June 30, 2004 as Compared to the Fiscal Year Ended June 30, 2003

The Flight Services business unit’s operating income before charges increased by $2.1 million from fiscal year 2003 to fiscal year 2004. The following summarizes significant changes for our fiscal year ended June 30, 2004 as compared to our fiscal year ended June 30, 2003:

Revenue decreases of $8.4 million, consisting of the following:

•	Research and Logistics Mission Support contract revenue decreased by $14.4 million as it was terminated in January 2004;

•	New revenue from the Lockheed Martin letter contract of $7.8 million that replaced the Research and Logistics Mission Support contract;

•	The External Stowage Platform 2 contract revenue decreased by $4.5 million;

•	The various other contract revenue decreased $0.1 million; and

•	Recognized revenue from the Japanese Experiment Thermal Incubator Service of $2.8 million.

Cost of Revenue decrease of $10.5 million, consisting of the following:

•	Termination of Boeing’s subcontract decreased cost of revenue by $7.0 million;

•	Reduced EADS subcontract costs in 2004 of $3.6 million due to no missions in 2004;

•	Decrease in asset depreciation in 2004 of $1.8 million due to the loss of the research double module in fiscal year 2003;

•	Decrease in other cost of revenue of $0.3 million;

•	Increase in internal labor costs of $1.6 million due to bringing the integrations and operations of our modules in-house; and

•	Increase in selling, general and administrative expenses of $0.6 million.

All space shuttle missions were suspended following the space shuttle Columbia accident in February 2003 until the July 2005 shuttle mission, affecting revenues and operating income of our Flight Services business unit for fiscal year 2004. Pending the return to flight of the space shuttle program, we operated under “equitable adjustments” and subsequently in preparation for the return to flight under the contractual arrangements in place prior to the accident. The equitable adjustment provided compensation for space flight assets committed for future contracted missions and for personnel and services in place to maintain those assets and support the return-to-flight activities.

Our Flight Services business unit supported NASA’s return-to-flight mission in July 2005 and is continuing its operations in preparation for shuttle missions STS-121, 116, and 118 (in order of their anticipated flight sequence). Our Flight Services business unit prepared an integrated cargo carrier for the July 2005 shuttle mission, the External Stowage Platform 2, that was deployed and permanently mounted to the International Space Station. We contracted directly with NASA’s prime International Space Station contractor, Boeing, for the space shuttle’s July 2005 mission. For the space shuttle STS-121 mission, we are scheduled to provide our non-deployable integrated cargo carrier to NASA for transport of several critical International Space Station orbital replacement unit spares. For both shuttle missions STS-116 and 118, missions previously placed under the Research and Logistics Mission Support contract, we are scheduled to provide our pressurized single module and our unpressurized integrated cargo carrier for transport of critical cargo and orbital replacement units to and from the International Space Station. We have completed negotiations with Boeing and NASA for the respective contract equitable adjustments required to continue uninterrupted support to ongoing mission preparation activities during any shuttle down periods. As previously described, the Research and Logistics Mission Support contract expired January 31, 2004 and support for shuttle missions STS-121, 116 and 118 is continuing under a subcontract agreement to Lockheed Martin, effective February 1, 2004. We are currently providing these services under letter agreement and we are in contract negotiations with Lockheed Martin for a new contract. Additionally, after April 15, 2004 our Flight Services business unit is no longer subcontracting its module mission integration, operations, and sustaining engineering technical support to Boeing. Most module mission tasks previously performed by Boeing personnel will now be performed by our Flight Services business unit personnel and selected NASA cargo integration tasks on our module missions will now be performed by Lockheed Martin as a part of the Cargo Mission contract with NASA. This action enables our Flight Services business unit to continue providing services to NASA and is consistent with the direction of the International Space Station program office.

In January 2004, we initiated activity under the Japanese Experiment Thermal Incubator Service contract with Mitsubishi Corporation, representing the Japanese Aeronautics Exploration Agency, that was entered into in 2000 and originally scheduled to fly aboard our research double module. Subsequent to the suspension of the space shuttle flights and destruction of our research double module, we contracted for construction of certain space research equipment, for research space aboard the International Space Station and up to three Russian Progress cargo missions with V.J.F. Russian Consulting, representing RSC Energia, a major Russian aerospace manufacturer and mission operator.

Flight Services Business Unit Operating Results before Charges for Fiscal Year Ended June 30, 2003 as Compared to the Fiscal Year Ended June 30, 2002

Our Flight Services business unit’s operating income before charges decreased by $6.1 million from fiscal year 2002 to fiscal year 2003. The following summarizes significant changes for our fiscal year ended June 30, 2003 as compared to our fiscal year ended June 30, 2002:

Revenue decreases of $4.7 million consisted of the following:

•	Research and Logistics Mission Support contract revenue decreased by $8.8 million due to the completion of STS-107 and the grounding of the space shuttle fleet due to the Columbia accident; and

•	The External Storage Platform 2 revenue increased by $4.1 million due to the increased work on the project during fiscal year 2003 as compared to fiscal year 2002.

Cost of Revenue increases of $2.8 million consisted of the following:

•	The External Storage Platform 2 cost of revenue increased by $3.6 million due to the increased work on the project during fiscal year 2003 as compared to fiscal year 2002;

•	Research and Logistics Mission Support contract cost of revenue decreased by $3.3 million primarily due to the closeout of the Columbia mission;

•	Increase of $1.5 million in integrated cargo carrier lease costs in fiscal year 2003 as compared to fiscal year 2002 primarily due to a full year of lease costs related to our vertical integrated cargo carrier in fiscal year 2003; and

•	Increase in indirect costs of $1.0 million due to recording certain costs that had been previously recorded as corporate costs as our Flight Services business unit’s indirect costs, such as, depreciation, insurance, and benefits.

Our fiscal year 2003 operating income included a charge of approximately $50.3 million, net of insurance proceeds of $17.7 million on our loss of the research double module in the Columbia tragedy. Also, due to the uncertainties in the human space flight programs following the Columbia accident, we decided to no longer fund certain work in process in development of future flight assets and recorded an impairment charge of $7.9 million. During fiscal year 2003, we contracted for the research double module on shuttle mission STS-107, the integrated cargo carrier on shuttle mission STS-114, and the logistics single module and integrated cargo carrier on shuttle missions STS-116 and 118.

We participated in one space shuttle mission in fiscal year 2002 that included the integrated cargo carrier. In fiscal year 2003 we participated in one space shuttle mission that included our research double module. There were no space shuttle missions in fiscal year 2004.

Astrotech Space Operations

Operating income for our Astrotech business unit was $17.5 million for fiscal year 2004, compared to $4.5 million and $3.8 million for fiscal years 2003 and 2002, respectively. Operating income for 2004 included selling, general and administrative expense of $0.4 million and depreciation and amortization expense of $2.0 million as compared to selling, general and administrative expense of $0.5 million and $0.9 million and depreciation and amortization expense of $1.9 million and $1.3 million for fiscal years 2003 and 2002, respectively. Please see “Results of Operations for the Years Ended June 30, 2004, 2003 and 2002—Other” for a consolidated discussion of selling, general and administrative expense and depreciation and amortization expense.

Astrotech Business Unit Operating Results before Charges for Fiscal Year ended June 30, 2004 as Compared to the Fiscal Year Ended June 30, 2003

Our Astrotech business unit’s operating income before charges increased by $15.5 million from fiscal year 2003 to fiscal year 2004. The following summarizes significant changes for our fiscal year ended June 30, 2004 as compared to our fiscal year ended June 30, 2003:

Revenue increased by $15.8 million as a result of a $17.5 million early payment from Boeing’s termination of their financial guarantees partially offset by decreased Boeing missions in fiscal year 2004.

Cost of Revenue increase of $0.3 million, consisting of:

•	Astrotech business unit’s support for 12 missions in 2004 versus 9 missions in 2003 which resulted in higher labor and benefit costs of $0.2 million;

•	Additional depreciation expense of $0.2 million in 2004; and

•	Decrease in selling, general and administrative expense of $0.1 million.

Fiscal year 2004 operating income for our Astrotech business unit included a contract early termination payment of $17.5 million by Boeing with regards to its financial guarantees under the contract agreement with Boeing for payload processing support services for the Delta launch vehicle program. Boeing indicated that the decision to terminate its guarantees for future services was based on the downturn of the commercial expendable launch market rather than performance-related considerations. We believe we were in compliance with the contract terms at the time of the termination. We recognized the early termination payment as revenue in the quarter ended December 31, 2003. The termination of the Boeing contract guarantees had a significant impact on the Astrotech business unit’s future guaranteed revenue stream. As a result of this event, we performed a goodwill impairment test in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Intangible Assets.” The impairment test indicated an impairment of the Astrotech business unit’s remaining goodwill of approximately $2.5 million. This impairment was recorded in the period ended December 31, 2003. We utilized market valuation techniques to calculate the fair value of the Astrotech business unit.

Astrotech Business Unit Results of Operations before Charges for Fiscal Year ended June 30, 2003 as Compared to the Fiscal Year Ended June 30, 2002

Astrotech business unit’s operating income before charges increased by $0.7 million from fiscal year 2002 to fiscal year 2003. The following summarizes significant changes for our fiscal year ended June 30, 2003 as compared to our fiscal year ended June 30, 2002:

Revenue increased by $2.5 million from fiscal year 2002 to fiscal year 2003 due to nine launches in fiscal year 2003 as compared to seven launches for fiscal year 2002. Cost of revenue increased by $1.8 million primarily due to increased facilities costs, as a result of our Astrotech business unit’s new building being in full operation for the entire fiscal year. Our Astrotech business unit’s operating expenses decreased $0.4 million due to no longer recording amortization of goodwill of $0.2 million and a reduction of $0.2 million in financing fees that occurred in fiscal year 2002.

SPACEHAB Government Services

Operating income (loss) for our Government Services business unit was ($5.4) million for fiscal year 2004, compared to ($10.0) million and $2.0 million for fiscal years 2003 and 2002, respectively. Operating loss for 2004 included selling, general and administrative expense of $1.3 million and depreciation and amortization expense of $0.1 million as compared to selling, general and administrative expense of $1.9 and $2.0 and depreciation and amortization expense of $0.7 million and $1.6 million for fiscal years 2003 and 2002, respectively. Please see “Results of Operations for the Years Ended June 30, 2004, 2003 and 2002—Other” for a consolidated discussion of selling, general and administrative expense and depreciation and amortization expense.

Government Services Business Unit Results of Operations before Charges for Fiscal year ended June 30, 2004 as Compared to the Fiscal Year Ended June 30, 2003

Our Government Services business unit’s operating income before charges decreased by $1.6 million from fiscal year 2003 to fiscal year 2004. The following summarizes significant changes for our fiscal year ended June 30, 2004 as compared to our fiscal year ended June 30, 2003:

Revenue decreased by $24.5 million for our fiscal year ended June 30, 2004 as compared to our fiscal year ended June 30, 2003 primarily as a result of:

•	The completion of the Flight Crew Systems Development contract on April 30, 2003, which resulted in no revenue in fiscal year 2004 versus $25.8 million in fiscal year 2003;

•	Revenue recorded under the Stowage, Engineering And Decal contract increased by $1.3 million in fiscal year 2004 as compared to fiscal year 2003 due to increased project work in fiscal year 2004;

•	The Configuration Management contract revenue decreased by $2.4 million from fiscal year 2003 to fiscal year 2004 due to completion of the contract;

•	The Program Integration & Control contract which was awarded in January 2004 recognized revenue of $2.8 million in fiscal year 2004; and

•	A decrease in other contract revenue of $0.4 million.

Cost of revenue decreased by $22.9 million for our fiscal year ended June 30, 2004 as compared to our fiscal year ended June 30, 2003, primarily due to:

•	The completion of the Flight Crew Systems Development contract on April 30, 2003, which resulted in a reduction in our cost of revenue of $23.9 million in fiscal year 2004 as compared to fiscal year 2003;

•	Cost of revenue increasing under the Stowage, Engineering And Decal contract by $1.5 million in fiscal year 2004 as compared to fiscal year 2003 due to increased project work in fiscal year 2004;

•	The Configuration Management contract cost of revenue decreased by $1.9 million from fiscal year 2003 to fiscal year 2004 due to the completion of the contract;

•	The award in January 2004 of the Program Integration and Control contract which increased our cost of revenue for fiscal year 2004 by $2.8 million;

•	Decreases in the Shanghai Scienceland project cost of revenue of $0.3 million;

•	Decreases in the cost of revenue for the Destiny module of $0.7 million in fiscal year 2004 as compared to fiscal year 2003 due to the completion of the project in fiscal year 2003; and

•	Decreases in other cost of revenue of $0.4 million.

On November 5, 2003, NASA notified us that we were not awarded the International Space Station Mission Integration Contract. Additionally, the Boeing team’s bid for the Cargo Mission contract with NASA, of which our Government Services business unit was a subcontractor, was not selected for contract award. As a result of these events, we performed a goodwill impairment test at our Government Services business unit in accordance with SFAS No. 142, “Goodwill and Intangible Assets.” The test indicated an impairment of the Government Services business unit’s remaining goodwill of approximately $5.7 million which was recorded in the period ended December 31, 2003. We utilized market valuation techniques to calculate the fair value of the Government Services business unit.

Government Services Business Unit Operating Results before Charges for Fiscal year ended June 30, 2003 as Compared to the Fiscal Year Ended June 30, 2002

Our Government Services business unit’s operating income before charges decreased by $0.2 million from fiscal year 2002 to fiscal year 2003. The following summarizes significant changes for our fiscal year ended June 30, 2003 as compared to our fiscal year ended June 30, 2002:

Revenue decreases of $6.0 million from fiscal year 2002 to fiscal year 2003, consisting of:

•	The Flight Crew Systems Development contract being completed on April 30, 2003, which resulted in $8.8 million less revenue in fiscal year 2003 as compared to fiscal year 2002;

•	Revenue recorded under the Stowage, Engineering and Decal contract, which was awarded in fiscal year 2003, was $2.5 million;

•	The Configuration Management contract revenue decreased by $0.5 million from fiscal year 2002 to fiscal year 2003 due to a decrease in project work; and

•	Other revenue increased by $0.8 million.

Cost of revenue decreases of $6.2 million from fiscal year 2002 to fiscal year 2003, consisting of:

•	The Flight Crew Systems Development contract being completed on April 30, 2003, which resulted in $8.0 million less cost of revenue in fiscal year 2003 as compared to fiscal year 2002;

•	Cost of revenue recorded under the Stowage, Engineering and Decal contract, which was awarded in fiscal year 2003, was $2.4 million;

•	The Configuration Management contract cost of revenue decreased by $0.4 million from fiscal year 2002 to fiscal year 2003 due to a decrease in project work;

•	In fiscal year 2002, there was $1.0 million of cost of revenue for a project with Shanghai Scienceland that was completed in fiscal year 2002 with only minimum trailing costs in fiscal year 2003; and

•	Increases in other cost of revenue of $0.8 million.

As a result of the loss of the recompete of the Flight Crew Systems Development contract by our Government Services business unit in fiscal year 2003, a goodwill impairment test was performed. The impairment test indicated that the goodwill at our Government Services business unit was impaired and a $11.9 million impairment charge of goodwill was recorded.

Space Media

Operating loss before charges for our Space Media business unit was ($0.1) million for fiscal year 2004, compared to ($0.3) million and ($1.6) million for fiscal years 2003 and 2002, respectively. Operating loss for 2004 included selling, general and administrative expense of $0.3 million and minimal depreciation and amortization expense as compared to selling, general and administrative expense of $0.8 million and $1.7 million and depreciation and amortization expense of $0.3 million and $0.3 million for fiscal years 2003 and 2002, respectively. Please see “Results of Operations for the Years Ended June 30, 2004, 2003 and 2002—Other” below for a consolidated discussion of selling, general and administrative expense and depreciation and amortization expense.

Other

Other operating loss was ($10.2) million for fiscal year 2004, compared to ($18.2) million and ($16.0) million for fiscal years 2003 and 2002 respectively. The $10.2 million loss for fiscal year 2004 relates primarily to selling, general and administrative expenses and depreciation and amortization expenses that were incurred at the corporate level and an impairment charge of $1.8 million attributable to our write-down of our investment in Guignè. The ($18.2) million loss for fiscal year 2003 includes a $8.2 million charge for asset impairments.

Consolidated selling, general and administrative expenses and research and development were $11.1 million in fiscal year 2004, compared to $13.2 million and $19.9 million in 2003 and 2002, respectively. The $2.1 million decrease for fiscal year 2004 to 2003 is principally the result of our ongoing cost reduction efforts and staffing reductions. In addition, for the year ended June 30, 2004, we recorded a charge of approximately $0.3 million related to the closing of our Washington, D.C. office.

The $6.7 million decrease in selling, general and administrative expenses and research and development for fiscal year 2002 to 2003 was primarily due to our company-wide cost reduction actions. The decrease in our Space Media business unit’s expenses by $1.0 million was associated with the downsizing of its operations during the year ended June 2002. Selling, general and administrative expenses were reduced by $0.6 million in facilities, and $0.5 million in depreciation and other expense. Our Astrotech business unit’s selling, general and administrative expenses decreased $0.4 million due to no longer recording amortization of goodwill of $0.2 million and reduction of $0.2 million in financing that occurred in fiscal year 2002. Our selling, general and administrative expenses decreased due to the closing of the Huntsville operations partially offset by increased bid and proposal efforts.

Consolidated depreciation and amortization expenses were $5.4 million in fiscal year 2004 compared to $8.9 million and $12.7 million in 2003 and 2002, respectively. The $3.5 million decrease in fiscal year 2004 compared to 2003 is primarily due to the write-off of the research double module lost in the space shuttle

Columbia accident, offset by the increased depreciation on the completion of the new spacecraft processing facility at our Astrotech business unit’s Titusville, Florida facility. The decrease in depreciation of $3.8 million for fiscal year 2003 as compared to 2002 resulted from the research double module having 12 months of depreciation in fiscal year 2002 as compared to seven months of depreciation in fiscal year 2003.

Interest Expense. Interest expense totaled $8.2 million for fiscal year 2004, compared with $7.2 million and $8.0 million for 2003 and 2002, respectively. The $1.0 million increase for 2004 as compared to 2003 resulted primarily from the termination of the interest rate swap upon restructuring our mortgage financing for our Astrotech spacecraft processing facility, partially offset by the lower interest payments on the lower mortgage amount after the restructuring.

The decrease of interest expense from 2002 to 2003 was primarily due to the fact that no interest expense was capitalized in 2003 as compared to $1.3 million of capitalized interest in 2002. In addition, fiscal year 2003 includes a full year of interest on the mortgage loan payable. Interest was capitalized on the in-progress construction of our modules and payload processing facilities in 2002.

Income Tax Provision (Benefit). For fiscal year 2004 we recorded an income tax provision of $0.5 million, applying our net operating loss carry-forwards to the extent allowable. The income tax provision is a result of the alternative minimum tax limiting our ability to use all of our net operating loss carry forwards. We recorded an income tax benefit for fiscal years 2003 and 2002 of ($0.9) million and ($2.1) million, respectively. As of June 30, 2004, we had approximately $22.0 million of available net operating loss carry-forwards expiring between 2008 and 2023 to offset future regular taxable income.

Inflation. The effects of inflation and changing prices had no material effect on our revenue or income from continuing operations during the years ended June 30, 2004 and 2003.

Market Risk

Our primary exposure to market risk relates to interest rates. Our only financial instrument that is subject to interest rate risk is our revolving loan payable that has interest at prime plus one percent. We do not currently use any interest rate swaps or derivative financial instruments to manage our exposure to fluctuations in interest rates. A one percent change in variable interest rates will not have a material impact on our financial condition.

Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2005.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the NASDAQ National market System under the symbol “SPAB.” The following table sets forth the quarterly high and low intra-day bid prices for the periods indicated.

Fiscal 2006	High	Low
First Quarter (through September 1, 2005)	$2.04	$1.27

Fiscal 2005	High	Low
First Quarter	$3.89	$2.16
Second Quarter	$2.75	$0.88
Third Quarter	$2.20	$1.50
Fourth Quarter	$2.00	$1.20

Fiscal 2004	High	Low
First Quarter	$1.17	$0.75
Second Quarter	$1.83	$0.90
Third Quarter	$4.74	$1.40
Fourth Quarter	$4.81	$3.00

We have never paid cash dividends. It is our present policy to retain earnings to finance the growth and development of our business and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Our revolving credit facility prohibits, and the indenture for the exchange notes will prohibit, the payment of cash dividends.

We have 30,000,000 shares of common stock authorized for issuance. As of September 2, 2005 we had 12,671,179 shares of common stock outstanding. We had approximately 232 shareholders of record of our common stock on August 31, 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of September 2, 2005, certain information regarding the beneficial ownership of our outstanding common stock and Series B senior convertible preferred stock held by:

•	each person known to us to be a beneficial owner of more than five percent of any outstanding class of our capital stock;

•	each of our directors, our chief executive officer and four most highly-compensated executive officers, and all of our directors and executive officers as a group.

Unless otherwise indicated below, each of the parties listed in the table below has sole voting and investment power over the shares indicated as owned by such party.

	Amount and Nature of Beneficial Ownership		Percentage of Class(1)
Name and Address of Beneficial Owners:
Series B Senior Convertible Preferred Stock
EADS Space Transportation GmbH	1,333,334	(2)	100%

Common Stock
EADS Space Transportation GmbH	1,437,499	(2)	10.26%
SMH Capital Advisors, Inc.	2,962,642	(3)	18.95%
SPACEHAB Taiwan, Inc.	791,666	(4)	6.25%
Tejas Incorporated	692,732	(5)	5.47%
Austin W. Marxe and David M. Greenhouse	1,816,600	(6)	14.34%
Ore Hill Hub Fund Ltd.	674,714	(7)	5.32%

Non-Employee Directors:
Richard S. Bodman	20,000	(8)	*
Dr. Edward E. David, Jr	16,000	(9)	*
Richard M. Fairbanks	115,000	(10)	*
Dr. Stefan-Fritz Graul	5,000	(11)	*
Dr. Shelley A. Harrison	394,000	(12)	3.02%
James R. Thompson	35,000	(13)	*
Roscoe Michael Moore, III	5,000		*
Thomas Boone Pickens, III	—		*
Barry A. Williamson	—		*

Named Executive Officers:
Daniel A. Bland	11,239	(14)	*
Brian K. Harrington	20,000	(15)	*
Michael E. Kearney	229,950	(16)	1.79%
John B. Satrom	26,000	(17)	*
Michael Chewning	59,020	(18)	*

All Directors and Executive Officers as a Group (14 persons)	1,015,573	(19)	7.53%

(*)	Indicates beneficial ownership of less than 1% of the outstanding shares of common stock.
(1)

Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but not deemed outstanding for the purpose of calculating the number and percentage owned by any other person listed. As of September 2, 2005, we had 12,671,179 shares of common stock outstanding.

(2)	EADS Space Transportation Gmblt beneficially owns 1,333,334 shares of our Series B convertible preferred stock that are convertible at the holder’s option into common stock on the basis of one share of preferred stock for one share of common stock. EADS Space Transportation GmbH’s address is Postfacht 80 11 69, 81663 Munich, Germany. The preceding information is based on a Schedule 13D/A, filed with the Securities and Exchange Commission on October 27, 1999.
(3)	Represents $40,366,000 principal amount of our 8% Convertible Subordinated Notes due 2007 that may be converted into common stock at a rate of $13.625 per share held by SMH Capital Advisors, Inc. in discretionary accounts for the benefit of its clients. SMH Capital Advisors has shared voting power and sole investment power with respect to these shares. This holder disclaims beneficial ownership of all shares of common stock it holds. This holder’s address is 600 Travis, Suite 3100, Houston, Texas 77002. The preceding information is based on Amendment No. 3 to a Schedule 13G filed with the Securities and Exchange Commission on July 22, 2005 by SMH Capital Advisors, Inc.
(4)	Except for the ownership of 791,666 shares of our common stock, SPACEHAB Taiwan has no other affiliation with us. SPACEHAB Taiwan’s address is 14th Floor No. 180, Chang-Shiao E. Road, Sec. 4, Taipei, Taiwan, R.O.C.
(5)	Tejas Incorporated and Tejas Securities Group, Inc., a wholly-owned subsidiary of Tejas Incorporated, share voting and investment power with respect to 541,332 shares, which are held in a proprietary trading account of Tejas Securities Group, Inc. Tejas Incorporated has sole voting and investment power with respect to 151,400 shares of common stock. The address for Tejas Incorporated and Tejas Securities Group, Inc. is 8226 Bee Caves Road, Austin, Texas 78746. The preceding information is based on Amendment No. 3 to a Schedule 13D, filed with the Securities and Exchange Commission on August 2, 2005.
(6)	Austin W. Marxe and David M. Greenhouse share voting and investment power over 971,600 shares of common stock held by Special Situations Fund III, L.P., 91,780 shares of common stock held by Special Situations Technology Fund, L.P., 467,970 shares of common stock held by Special Situations Technology Fund II, L.P. and 285,300 shares of common stock held by Special Situations Cayman Fund, L.P. Austin W. Marxe and David M. Greenhouse are the controlling principals of AWM Investment Company, Inc., the general partner and investment adviser to Special Situations Cayman Fund, L.P. AWM Investment Company, Inc. also serves as general partner of MGP Advisors Limited Partnership, the general partner of and investment adviser to Special Situations Fund III, L.P. Mr. Marx and Mr. Greenhouse are also members of SST Advisers, L.L.C., the general partner and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. The principal business address for Mr. Marx and Mr. Greenhouse is East 53rd Street, 55th Floor, New York, New York 10022. The preceding information is based on Amendment No. 4 to Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005.
(7)	Ore Hill Partners LLC, a Delaware LLC, is the investment manager of Ore Hill Hub Fund, Ltd. The two entities share voting and investment power over these shares. The principal business address of Ore Hill Partners LLC is 444 Madison Avenue, 12th Floor, New York, New York 10022. The principal business address of Ore Hill Hub Fund, Ltd. is c/o Bank of Butterfield International (Cayman) Ltd., P.O. Box 705 GT, Butterfield House, 68 Front Street, Grand Cayman, Cayman Islands. The preceding information is based on a Schedule 13G filed with the Securities and Exchange Commission on May 19, 2005.
(8)	Includes options to purchase 10,000 shares of common stock.
(9)	Includes options to purchase 15,000 shares of common stock.
(10)	Includes options to purchase 35,000 shares of common stock.
(11)	Includes options to purchase 5,000 shares of common stock.
(12)	Includes options to purchase 393,000 shares of common stock.
(13)	Includes options to purchase 30,000 shares of common stock.
(14)	Includes 954 shares of common stock held in our 1997 Employee Stock Purchase Plan. Mr. Bland resigned on July 1, 2005.
(15)	Includes options to purchase 10,000 shares of common stock.

(16)	Includes 2,006 shares of common stock held in our 1997 Employee Stock Purchase Plan, and options to purchase 195,304 shares of common stock.
(17)	Represents options to purchase 26,000 shares of common stock. Mr. Satrom resigned on August 12, 2005.
(18)	Includes options to purchase 49,020 shares of common stock.
(19)	Includes options to purchase 794,361 shares of common stock and 65,572 shares of common stock held in our 1997 Employee Stock Purchase Plan.

DESCRIPTION OF OTHER INDEBTEDNESS AND FINANCING ARRANGEMENTS

Revolving Loan Agreement

On February 11, 2005, we entered into a $5.0 million loan agreement with First American Bank, SSB, a Texas financial institution. The agreement provides for a revolving line of credit of up to $5.0 million for 12 months. Funds borrowed under the revolving senior credit facility will be used for general working capital, capital expenditures and corporate purposes. The agreement provides for an unused facility fee incurred on the unused portion of the facility. Contemporaneously with the loan agreement, we entered into a security agreement with First American Bank, SSB. The loans under the revolving credit facility are secured by our accounts, general intangibles, chattel paper and instruments, deposit accounts, and all proceeds of the foregoing. If we do not satisfy the minimum tangible net worth covenant in our credit facility, we are required to maintain a restricted cash balance. We were required to maintain a restricted cash balance of $0.3 million and $.04 million, as of March 31, 2005 and June 30, 2005, respectively, because we did not satisfy the minimum tangible net worth covenant in our credit facility. As of June 30, 2005, no borrowings were outstanding under the credit facility.

Mortgage Loan Agreement

On August 30, 2001, our Astrotech business unit entered into a credit agreement with Southtrust Bank, an Alabama banking corporation, providing for a $20.0 million financing of our spacecraft processing facility expansion project in Titusville, Florida. The proceeds of this financing were used to complete the construction of a new spacecraft processing facility and supporting infrastructure. The term loan was collateralized primarily by the multi-year payload processing contracts with The Boeing Company and Lockheed Martin and by the new building. The net book value of the building as of March 31, 2005 was $22.5 million. As a result of Boeing’s termination of its financial guarantees related to its use of our payload processing support services, we repaid $9.5 million of principal on the term loan on December 31, 2003. The term loan agreement was amended on January 29, 2004, whereby the maturity date was shortened to January 2007, the interest rate was fixed at 5.5% and the hedge requirement was eliminated. Pursuant to the terms of the term loan agreement, the quarterly payments that we receive from Lockheed Martin under our payload processing contract in the amount of $0.6 million are paid into a “lock box” for the benefit of Southtrust Bank. As of June 30, 2005, the outstanding balance under this loan was $3.7 million.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

We are making this exchange offer for all of our outstanding 8% Convertible Subordinated Notes due 2007. Concurrently with the exchange offer, we are soliciting consents to amend provisions of the indenture governing the outstanding notes. If you tender any of your outstanding notes in the exchange offer and they are accepted before the exchange offer and consent solicitation expires, you will automatically be consenting to amend the indenture that governs the outstanding notes to eliminate the event of default relating to cross defaults.

Purpose and Effect of the Exchange Offer and Consent Solicitation

We are making this exchange offer and consent solicitation as a part of our overall strategic plan to enhance cash flow from operations, improve our liquidity and working capital position, and provide balance sheet and cash flow capacity for potential future investments in space commerce assets. The consummation of the exchange offer and consent solicitation to restructure our long term debt is the next step in our plan. We believe that the corporate restructuring and refinancing steps taken to date are inadequate to provide sufficient cash flow to fund research and development efforts necessary to develop new space assets that the we believe will be required to ensure our long term viability and competitiveness. If we are unable to reduce our current debt obligations and extend debt maturities on the outstanding notes through the exchange offer and thus improve our liquidity and financial stability, we may be unable to replace our shuttle based assets with rocket based launch systems as the space shuttle is phased out of operation. If the exchange offer is not successful, we do not believe that we will have the financial flexibility necessary to obtain future financing to fund needed research and development efforts.

In addition to limiting our ability to fund research and development, if the exchange offer is not completed, we will be required to direct substantial available cash flows during the next two years to the repayment of the outstanding notes by 2007. Since we do not believe that these cash flows will be sufficient to repay the outstanding notes in 2007, we may also be required to divest core assets to generate sufficient funds to repay the outstanding notes at maturity and, if such divestitures are not successful, to seek a restructuring of our debt. We believe that the actions that would need to be taken to repay the outstanding notes in 2007 would substantially narrow our future prospects. The cash flows redirected to the repayment of, and any divesture of assets to repay, the outstanding notes may not generate sufficient funds to fully repay the outstanding notes and owners of the outstanding notes may only receive repayments of little or none of the principal amount of their outstanding notes. Due to the adverse effects that the outstanding notes will have on our future liquidity and ability to restructure and refocus our business at a time when our largest market is changing dramatically, we are proposing to exchange the outstanding notes for exchange notes pursuant to the terms of the exchange offer described below.

Terms of the Exchange Offer and Consent Solicitation

Upon the terms and subject to the conditions stated in this prospectus and in the letter of transmittal, we will accept all outstanding notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time, on October 7, 2005. After authentication of the exchange notes by the trustee or an authenticating agent, we will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes in denominations of $1,000 or any integral multiple of $1,000.

We will pay the accrued interest on the validly tendered outstanding notes on the settlement date, which will be promptly after the expiration date. We will make all payments by the deposit of immediately available funds with the exchange agent. The exchange agent will act as agent for tendering holders for the purpose of receiving payments from us and transmitting payments to the holders. The exchange agent will pay DTC the aggregate amount of accrued interest we owe holders of outstanding notes held in global form and tendered and accepted in the exchange offer, and such holders will receive the applicable portion of such accrued interest payment pursuant to the applicable procedures established by DTC and its participants.

This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders as of the close of business on September 2, 2005. We intend to conduct the exchange offer as required by the Exchange Act, and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable.

Holders of the outstanding notes do not have any appraisal or dissenters’ rights under the Washington Business Corporation Act or under the indenture in connection with the exchange offer. No governmental approvals or consents must be received to consummate the exchange offer. We shall be considered to have accepted outstanding notes tendered according to the procedures in this prospectus when, as and if we have given oral or written notice of acceptance to the exchange agent. See “—Exchange Agent.” The exchange agent will act as agent for the tendering holders for the purpose of receiving exchange notes from us and delivering exchange notes to those holders.

Neither we nor our board of directors makes any recommendation to holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes pursuant to the exchange offer. Moreover, no one has been authorized to make any recommendation. Holders of outstanding notes must make their own decision whether to tender in the exchange offer and, if so, the amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Certain Consequences to Holders of Outstanding Notes Not Tendering in the Exchange Offer

See the section of this prospectus entitled “Risk Factors—Risks Related to Retaining the Outstanding Notes” for a discussion of the consequences to holders of outstanding notes who elect not to tender their outstanding notes in the exchange offer.

Acceptance of Outstanding Notes for Exchange; Delivery of New Notes and Cash Consideration

The exchange notes will be delivered in book-entry form and the accrued interest payable on validly tendered outstanding notes will be paid on the settlement date, which will be promptly following the expiration date.

We will be deemed to have accepted validly tendered outstanding notes when, and if, we have given notice of acceptance to the exchange agent. Subject to the terms and conditions of the exchange offer, the issuance of exchange notes will be recorded in book-entry form by the exchange agent on the exchange date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the outstanding notes for the purpose of receiving book-entry transfers of outstanding notes in the exchange agent’s account at DTC. If any tendered outstanding notes are not accepted for exchange because of an invalid tender or the occurrence of other events described in this prospectus, the unaccepted outstanding notes will be credited to the holder’s account at DTC according to the procedures described below or, in the case of outstanding notes tendered by delivery of certificates, certificates for these unaccepted outstanding notes will be returned, at our cost, to the tendering holder of the outstanding notes, promptly after the expiration date of the exchange offer.

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on October 7, 2005 unless we, in our sole discretion, extend the exchange offer and consent solicitation, in which case the term “expiration date” shall mean the latest date to which the exchange offer and consent solicitation is extended.

We expressly reserve the right, in our sole discretion:

•	to delay acceptance of any outstanding notes or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted, if any of the conditions described under “—Conditions” shall have occurred and shall not have been waived by us;

•	to extend the expiration date of the exchange offer;

•	to waive or amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner that we determine constitutes a material or significant change, then we will extend the exchange offer so that it remains open for a period of five to ten business days after such amendment is communicated to holders, depending upon the significance of the amendment. A material change may require us to distribute an amended or supplemental prospectus to holders. Any change in the consideration offered to holders of outstanding notes in the exchange offer shall be paid to all holders whose outstanding notes have previously been tendered pursuant to the exchange offer.

Any delay in acceptance, termination, extension, or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent and by making a public announcement. Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, termination, extension, or amendment of the exchange offer, we will comply with applicable securities laws by disclosing any such amendment by means of a prospectus supplement that we distribute to the holders of the outstanding notes. We shall have no obligation to publish, advise, or otherwise communicate any public announcement, other than by making a timely press release to an appropriate news agency.

You are advised that we may extend the exchange offer because some of the holders of the outstanding notes do not tender on a timely basis.

Interest on the Exchange Notes

The exchange notes will bear interest from the issue date at a rate of 5.5% per year. Holders of outstanding notes that are accepted for exchange will receive interest that is accrued but unpaid on the outstanding notes at the time of the closing of the exchange offer. We will pay interest on the exchange notes twice a year, on April 15th and October 15th, beginning October 15, 2005.

Proposed Amendments to Indenture for the Outstanding Notes

Concurrently with the exchange offer, we are soliciting consents to amend the indenture that governs the outstanding notes to eliminate an occurrence of an event of default on our other indebtedness as an event of default under our outstanding notes. Duly executed consents to the proposed amendment from holders representing at least a majority of the principal amount of the outstanding notes are required to amend the indenture governing the outstanding notes. If you tender your outstanding notes in the exchange offer and they are accepted, you will automatically be consenting to amend the indenture that governs the outstanding notes to eliminate the event of default relating to cross defaults.

Procedures for Tendering

Only a holder may tender his, her or its outstanding notes in the exchange offer. Any beneficial owner whose outstanding notes are registered in the name of such owner’s broker, dealer, commercial bank, trust company or other nominee or are held in book-entry form and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on such owner’s behalf. If the beneficial owner wishes to tender on his, her or its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the owner’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

Any valid tender by a holder of outstanding notes that is not validly withdrawn prior to the expiration date of the exchange offer and consent solicitation will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer and consent solicitation and the letter of transmittal. The acceptance of the exchange offer by a tendering holder of outstanding notes will constitute the agreement by that holder to deliver good, marketable and unencumbered title to the tendered outstanding notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Subject to and effective upon the acceptance for exchange, and the exchange, of exchange notes for outstanding notes tendered by a letter of transmittal, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent’s message), a tendering holder of outstanding notes:

•	irrevocably sells, assigns and transfers to or upon the order of the company all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of the outstanding notes tendered thereby;

•	waives any and all rights with respect to the outstanding notes, except for any rights that a holder may have now or in the future under the federal securities laws;

•	releases and discharges us and the trustee under the indenture governing the outstanding notes from any and all claims such holder may have, now or in the future, arising out of or related to the outstanding notes, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the outstanding notes or to participate in any redemption of the outstanding notes, but excluding any such claims under the federal securities laws;

•	represents and warrants that the outstanding notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

•	designates an account number of a DTC participant in which the exchange notes are to be credited; and

•	irrevocably appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered outstanding notes, with full powers of substitution, resubstitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the outstanding notes tendered to be assigned, transferred and exchanged in the exchange offer and to consent to the proposed amendments to the indenture governing the outstanding notes.

A holder who desires to tender outstanding notes and who cannot comply with the procedures set forth in this prospectus for tender on a timely basis or whose outstanding notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Delivery of such documents will be deemed made only when actually received by the exchange agent or deemed received under the ATOP procedures described below. In all cases, sufficient time should be allowed to assure delivery to the exchange agent prior to the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect the tender for holders in each case as described in this prospectus and in the letter of transmittal.

Tender of Outstanding Notes Held Through a Custodian or Nominee

If you are a beneficial owner of outstanding notes that are held of record by a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender outstanding notes in the exchange offer, you should contact the record holder promptly and instruct the record holder to tender the outstanding notes on your behalf using one of the procedures described below.

Outstanding Notes Held in Book-Entry Form

We understand that the exchange agent will make a request promptly after the date of the prospectus to establish accounts for the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to their establishment, any financial institution that is a participant in DTC may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account for the outstanding notes using DTC’s procedures for transfer.

The exchange agent and DTC have confirmed that the exchange offer is eligible for DTC’s Automated Tender Offer Program (ATOP). Accordingly, DTC participants may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer outstanding notes held in book-entry form to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send a book-entry confirmation, including an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering outstanding notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. If you use ATOP procedures to tender outstanding notes you will not be required to deliver a letter of transmittal to the exchange agent, but you will be bound by its terms just as if you had signed it.

If you desire to tender outstanding notes held in book-entry form with DTC, the exchange agent must receive, prior to 5:00 p.m. New York City time on the expiration date, at its address set forth in this prospectus, a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, which is referred to in this prospectus as a “book-entry confirmation,” and an agent’s message transmitted pursuant to DTC’s ATOP procedures. In lieu of transmitting an agent’s message pursuant to DTC’s ATOP procedures, you may deliver to the exchange agent, prior to 5:00 p.m. New York City time on the expiration date, at the address set forth in this prospectus, a properly completed and validly executed letter of transmittal, or manually signed facsimile thereof, together with any signature guarantees and other documents required by the instructions in the letter of transmittal.

Outstanding Notes Held in Certificated Form

For a holder to validly tender outstanding notes held in physical, or certificated, form, the exchange agent must receive, prior to 5:00 p.m. New York City time on the expiration date, at its address set forth in this prospectus:

•	a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal, and

•	certificates for tendered outstanding notes.

Signatures

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes tendered with the letter of transmittal are tendered:

•	by a registered holder who has not requested that exchange notes or certificates representing outstanding notes not being tendered be issued to a person other than the registered holder, sent to an address other than that of a registered holder or credited to different account maintained at DTC; or

•	for the account of an institution eligible to guarantee signatures.

If the letter of transmittal is signed by a person other than the registered holder or DTC participant who is listed as the owner, the outstanding notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the outstanding notes on behalf of the registered holder or DTC participant who is listed as the owner, in either case signed as the name of the registered holder who appears on the outstanding notes or the DTC participant who is listed as the owner. If the letter of transmittal or any outstanding notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

If you tender your notes through ATOP, signatures and signature guarantees are not required.

Determinations of Validity

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered outstanding notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular outstanding notes, provided that we will not waive any condition to the exchange offer with respect to an individual holder of outstanding notes unless we waive that condition for all such holders. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we shall determine. Although we intend to notify holders of defects or irregularities related to tenders of outstanding notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities related to tenders of outstanding notes, nor shall any of us incur liability for failure to give notification.

Tenders of outstanding notes will not be considered to have been made until the irregularities have been cured or waived. Any outstanding notes received by the exchange agent that we determine are not properly tendered or the tender of which is otherwise rejected by us and as to which the defects or irregularities have not been cured or waived by us will be returned by the exchange agent to the tendering holder unless otherwise provided in the letter of transmittal, promptly following the expiration date or the withdrawal or termination of the exchange offer.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and:

•	whose outstanding notes are not immediately available;

•	who cannot complete the procedure for book-entry transfer on a timely basis;

•	who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete a tender of outstanding notes held in book-entry form using DTC’s ATOP procedures on a timely basis,

may effect a tender if they tender through an institution eligible to guarantee signatures described under “—Procedures for Tendering—Signatures,” or if they tender using ATOP’s guaranteed delivery procedures.

A tender of outstanding notes made by or through an eligible institution will be accepted if:

•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmittal, mail or hand delivery, that:

(1) sets forth the name and address of the holder, the certificate number or numbers of the holder’s outstanding notes and the principal amount of the outstanding notes tendered,

(2) states that the tender is being made, and

(3) guarantees that, within three business days after the expiration date, a properly completed and validly executed letter of transmittal or facsimile, together with a certificate(s) representing the outstanding notes to be tendered in proper form for transfer, or a confirmation of book-entry transfer into the exchange agent’s account at DTC of outstanding notes delivered electronically, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the properly completed and executed letter of transmittal or a facsimile, together with the certificate(s) representing all tendered outstanding notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

A tender made through DTC’s ATOP procedures will be accepted if:

•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives an agent’s message from DTC stating that DTC has received an express acknowledgment from the participant in DTC tendering the outstanding notes that they have received and agree to be bound by the notice of guaranteed delivery; and

•	the exchange agent receives, within three business days after the expiration date, either:

(1) a book-entry conformation, including an agent’s message, transmitted via DTC’s ATOP procedures; or

(2) a properly completed and executed letter of transmittal or a facsimile, together with the certificate(s) representing all tendered outstanding notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. In addition, tenders of outstanding notes may be withdrawn if the outstanding notes have not been accepted for exchange by midnight, New York City time, on November 1, 2005. To withdraw a tender of outstanding notes in the exchange offer:

•	a written or facsimile transmission of a notice of withdrawal must be received by the exchange agent at its address listed below prior to 5:00 p.m., New York City time, on the expiration date or after midnight, New York City time, on October 7, 2005 if the outstanding notes have not been accepted for exchange; or

•	you must comply with DTC’s ATOP withdrawal procedures.

Any written or facsimile notice of withdrawal must:

•	specify the name of the person that tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC from which the outstanding notes were tendered and the name and number of the account at DTC to be credited;

•	be signed by the same person and in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding notes to register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any of these outstanding notes are to be registered, if different from that of the person who deposited the outstanding notes to be withdrawn.

Beneficial owners desiring to withdraw outstanding notes previously tendered via DTC’s ATOP Procedures should contact the DTC participant through which such beneficial owners hold their outstanding notes. In order to withdraw outstanding notes previously tendered, a DTC participant may, prior to the expiration date, withdraw its instruction previously transmitted through ATOP by withdrawing its acceptance through ATOP. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

All questions as to the validity, form and eligibility, including time of receipt, of the withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be judged not to have been tendered according to the procedures in this prospectus for purposes of the exchange offer, and no exchange notes will be issued in exchange for those outstanding notes unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes that have been tendered but are not accepted for exchange will be returned to the holder of the outstanding notes without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer into the holder’s account at DTC according to the procedures described above. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Conditions

Notwithstanding any other provisions of this exchange offer, we will not be required to accept for exchange any outstanding notes tendered, and we may terminate or amend this exchange offer, if any of the following conditions precedent to the exchange offer is not satisfied, or is reasonably determined by us not to be satisfied, and, in our reasonable judgment and regardless of the circumstances giving rise to the failure of the condition, the failure of the condition makes it inadvisable to proceed with the exchange offer or with the acceptance of outstanding notes and issuance of the exchange notes:

•	the holders of at least $60,087,500 aggregate principal amount of outstanding notes having tendered and not withdrawn their outstanding notes at the expiration of the exchange offer;

•	the holders of our common stock having approved an amendment to our articles of incorporation to increase the number of our authorized shares of common stock to 60,000,000 shares;

•	the holders of our common stock having approved the issuance of common stock upon conversion of the exchange notes;

•	in our reasonable judgment, as determined prior to the expiration date, the exchange will not result in any adverse tax consequences to us;

•	no action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

(1) challenges the making of the exchange offer or the exchange of outstanding notes under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of outstanding notes under the exchange offer; or

(2) in our reasonable judgment, could materially adversely affect our business, financial or other condition, income, operations, properties, assets, liabilities, taxes or prospects;

•	(A) trading generally shall not have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the National Association of Securities Dealers, Inc.; (B) there shall not have occurred any limitation by a governmental agency or authority that may adversely affect our ability to complete the transactions contemplated by the exchange offer and consent solicitation; (C) there shall not have been any suspension or limitation of trading of any of our securities on any exchange or in the over-the-counter market; (D) no general banking moratorium shall have been declared by federal or New York authorities; or (E) there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer and consent solicitation;

•	the trustee with respect to the outstanding notes shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of the exchange offer or the exchange of outstanding notes under the exchange offer, nor shall the trustee or any holder of outstanding notes have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer and consent solicitation or the exchange of the outstanding notes under the exchange offer;

•	there shall not have occurred or be continuing any tender or exchange offer, other than the exchange offer described in this prospectus by us, with respect to some or all of our outstanding common stock, or any merger, acquisition or other business combination proposal involving us made by any person or entity;

•	the registration statement and any post-effective amendment to the registration statement covering the exchange notes shall have been declared effective under the Securities Act; and

•	a Form T-1 with respect to the indenture governing the exchange notes shall be effective under the Trust Indenture Act of 1939 immediately prior to the closing of the exchange offer.

All of the foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

Co-Dealer Managers

We have retained Jefferies & Company, Inc. and Sanders Morris Harris Inc. to act as co-dealer managers in connection with the exchange offer and consent solicitation. Upon consummation of the exchange offer and consent solicitation, we will pay to the co-dealer managers an aggregate fee equal to 1.5% of the aggregate principal amount of the outstanding notes validly tendered and accepted by us. Jefferies & Company will receive 80% of this amount and Sanders Morris Harris Inc. will receive 20% of this amount. In addition and without regard to whether the exchange is consummated, we have also agreed to pay to Jefferies & Company other reasonable and customary fees as well as, subject to limitations on the aggregate amount of expense, to reimburse Jefferies & Company for its reasonable expenses, including the expenses of its counsel. The obligations of the co-dealer managers to perform such functions are subject to certain conditions. We have agreed to indemnify the co-dealer managers against certain liabilities, including liabilities under the federal securities laws or to contribute to payments that the co-dealer managers may be required to make in respect thereof. Questions regarding the terms of the exchange offer may be directed to the co-dealer managers at the address and telephone number set forth on the back cover of this prospectus.

Sanders Morris Harris Inc. is an affiliate of SMH Capital Advisors, a registered investment advisor that manages accounts that currently hold more than $40 million in principal amount of the outstanding notes. SMH

Capital Advisors has expressed its intent to tender all outstanding notes under its management in the exchange offer. See “Prospectus Summary—The Exchange Offer and Consent Solicitation—Conditions to the Exchange Offer” for more information.

Soliciting Dealer Fees

We will pay to each soliciting broker a solicitation fee equal to 1.5% of the aggregate principal amount of any outstanding notes accepted by us in the exchange offer that are validly tendered by a beneficial owner, other than a soliciting broker, of outstanding notes who validly tenders $500,000 or less in aggregate principal amount of outstanding notes. If we do not pay a solicitation fee to a soliciting broker in connection with any outstanding notes that are validly tendered by a beneficial owner, meeting the requirements of the preceding sentences, and accepted by us, then we will pay the solicitation fee on those outstanding notes to Jefferies as soon as practicable, but no more than five days, following the completion of the exchange offer. This amount will be in addition to any other compensation to which Jefferies & Company or Sanders Morris Harris Inc. are otherwise entitled as broker-dealers.

A “soliciting broker” is:

•	a broker or dealer in securities, including Jefferies & Company and Sanders Morris Harris Inc. in their respective capacities as a dealer or broker, which is a member of any national securities exchange or of the NASD;

•	a foreign broker or dealer not eligible for membership in the NASD that agrees to conform to the NASD’s Rules of Fair Practice in soliciting tenders outside the U.S. to the same extent as though it were an NASD member; or

•	a bank or trust company.

In each case, and in order to receive the soliciting dealer fee, the soliciting broker must be identified as the soliciting broker in the appropriate space in the letter of transmittal. You should complete the “Solicited Dealer Fees” box in the applicable letter of transmittal to designate a soliciting dealer even if you tender through DTC’s automated tender offer program.

Soliciting dealers will include any of the organizations described above even when the activities of such organization in connection with the exchange offer and consent solicitation consist solely of forwarding to clients materials relating to the exchange offer and consent solicitation, including the applicable letter of transmittal, and tendering outstanding notes as directed by beneficial owners thereof. No soliciting dealer is required to make any recommendation to holders of outstanding notes as to whether to tender or refrain from tendering in the exchange offer and consent solicitation. No assumption is made, in making payment to any soliciting dealer, that its activities in connection with the exchange offer and consent solicitation included any activities other than those described in this paragraph. For all purposes noted in all materials relating to the exchange offer, the term “solicit” shall be deemed to mean no more than “processing shares tendered” or “forwarding to customers materials regarding the exchange offer.”

By accepting the solicitation fee, a soliciting broker will be deemed to have represented that:

•	it has complied with the applicable requirements of the Securities Exchange Act of 1934 in connection with such solicitation;

•	it is entitled to such compensation for such solicitation under the terms and conditions of the exchange offer and consent solicitation;

•	in soliciting tenders of outstanding notes, it has used no soliciting materials other than this prospectus and other materials furnished by us; and

•	if it is a foreign broker or dealer not eligible for membership in the NASD, it has agreed to conform to the NASD’s Rules of Fair Practice in making solicitations.

We will not pay a solicitation fee to any soliciting broker if such soliciting broker is required for any reason to transfer the amount of such fee to the beneficial owner tendering the outstanding notes or the tendered outstanding notes are for the soliciting broker’s own account. If tendered outstanding notes are registered in the name of such soliciting broker, no such fee shall be payable unless such outstanding notes are held by such soliciting broker as nominee and such outstanding notes are being tendered for the benefit of one or more beneficial owners identified on the applicable letter of transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of us, the exchange agent, or the dealer managers for purposes of the exchange offer and consent solicitation.

Information Agent

We have appointed CapitalBridge to act as the information agent in connection with the exchange offer and consent solicitation of the outstanding notes. Any questions concerning the exchange offer and consent solicitation procedures or requests for assistance or additional copies of this prospectus or the consents and letters of transmittal may be directed to the information agent at:

CapitalBridge

111 River Street, 10th Floor

Hoboken, NJ 07030

Attention: Aaron Dougherty

Telephone: (877) 746-3583 (toll-free)

(201) 499-3500

Facsimile: (201) 499-3600

Exchange Agent

Wachovia Bank, National Association, the trustee under the indenture, has been appointed as exchange agent for this exchange offer. We have agreed to pay reasonable and customary fees for the exchange agent’s services and will reimburse the exchange agent for its reasonable out-of-pocket expenses. All executed letters of transmittal and any other required documents should be sent or delivered to the exchange agent at the address set forth below. The address for the exchange agent is:

Wachovia Bank, National Association

Customer Information Center

Corporate Trust Operations-NC1153

1525 West W.T. Harris Boulevard – 3C3

Charlotte, NC 28262-1153

Attention: Marsha Rice

Telephone: (704) 590-7413

Facsimile: (704) 590-7628

Delivery of a letter of transmittal to an address other than that for the exchange agent as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery of a letter of transmittal.

Other Fees and Expenses

We will bear the expenses of requesting that holders of outstanding notes tender those notes for exchange notes. The principal solicitation under the exchange offer is being made by mail. Additional solicitations may be made by the co-dealer managers and the information agent, our officers and regular employees and our affiliates in person, by facsimile or by telephone. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee, SEC registration fees, and accounting and legal fees, printing costs, transfer taxes and related fees and expenses.

Transfer Taxes

You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register exchange notes in the name of, or request that outstanding notes not validly tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

We will record the exchange notes at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes other than the writeoff of any unamortized deferred debt costs incurred for the previous issuances. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax considerations associated with the exchange offer and the ownership and disposition of the exchange notes offered herein. This summary constitutes the opinion of Haynes and Boone, LLP as to the material U.S. federal income tax considerations associated with the exchange offer and the ownership and disposition of the exchange notes offered herein. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the conclusions described herein. Moreover, this summary deals only with holders who hold the outstanding notes and will hold the exchange notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax-exempt investors, dealers in securities and currencies, certain former U.S. citizens or residents, persons holding the outstanding notes or exchange notes as a position in a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated transaction for tax purposes. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, U.S. federal estate or gift tax laws, the laws of any U.S. state or locality, or any foreign tax laws.

As used herein, the term “U.S. Holder” means a holder of outstanding notes or exchange notes, as the case may be, that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident alien of the United States, (2) a corporation or entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and elected to continue to be treated as a U.S. person. For purposes of this discussion, the term “non-U.S. Holder” means a holder of outstanding notes or exchange notes that is not a U.S. Holder. If a partnership or other entity taxable as a partnership holds outstanding notes or exchange notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Such partner should consult a tax advisor as to the tax consequences of the exchange offer and the ownership and disposition of the exchange notes.

Each U.S. Holder and non-U.S. Holder should consult its tax advisor regarding the particular tax consequences to such holder of the exchange offer, the ownership and disposition of the exchange notes, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Qualification as a Tax-Free Recapitalization

The tax consequences of the exchange offer and the ownership and disposition of the exchange notes will depend upon whether the outstanding notes and exchange notes constitute “securities” for federal income tax purposes. The determination of whether a particular debt instrument constitutes a security is not clearly defined under U.S. federal income tax law. The status of a debt instrument as a security typically is determined based upon an overall evaluation of the nature of the instrument, including, the term of the instrument, the extent of a holder’s proprietary interest in the issuer of the instrument and certain other factors. While this matter is not free from doubt, we believe and intend to take the position that both the outstanding notes and the exchange notes will be considered securities for U.S. federal income tax purposes and that the exchange of outstanding notes for exchange notes pursuant to the exchange offer will qualify as a tax-free recapitalization.

U.S. Holders

Exchange Offer

If the exchange qualifies as a tax-free recapitalization, a U.S. Holder will not recognize gain or loss as a result of such exchange (other than cash received for accrued and unpaid interest not previously included in income, which will be treated as ordinary interest income). A U.S. Holder will take a tax basis in the exchange notes equal to its tax basis in the outstanding notes immediately prior to the exchange, and a U.S. Holder’s holding period for the exchange notes will include the period during which the outstanding notes surrendered in the exchange were held. Under the market discount rules (described below), U.S. Holders may be able to defer inclusion in taxable income of any market discount with respect to the outstanding notes, in which case any such market discount would be treated as accrued market discount with respect to the exchange notes. Each U.S. Holder should consult its tax advisor regarding the application of the market discount rules in its particular situation.

If the exchange does not qualify as a tax-free recapitalization, a U.S. Holder will recognize gain or loss on the exchange of outstanding notes for exchange notes in an amount equal to the difference between the amount realized in exchange for the outstanding notes (less an amount equal to any accrued interest, which will be treated as ordinary interest income) and the U.S. Holder’s tax basis in the exchange notes. Except to the extent that gain is recharacterized as ordinary income pursuant to the market discount rules discussed below, any gain or loss recognized by a U.S. Holder pursuant to the exchange will be long-term or short-term capital gain or loss depending on whether the U.S. Holder has held the outstanding notes for more than one (1) year. If the U.S. Holder recognizes a capital loss pursuant to the exchange, the deductibility of such capital loss would be subject to certain limitations. Notwithstanding the foregoing, if gain is recognized on the exchange, a U.S. Holder may qualify for installment sale treatment on the exchange. Consequently, gain, if any, realized on the exchange, including any gain recharacterized as ordinary income under the market discount rules, may be deferred until actual payments are made on the exchange notes. A U.S. Holder generally will have an initial tax basis in an exchange note in an amount equal to the issue price (as discussed below) of the exchange note.

A U.S. Holder who acquired the outstanding notes with market discount in excess of a statutorily defined de minimis amount generally will be required to treat gain recognized on the exchange of such outstanding notes as ordinary income to the extent of the market discount accrued to the date of the disposition, less any accrued market discount income previously included in the U.S. Holder’s income pursuant to an election, if any. An outstanding note generally will be considered to be acquired with market discount if the initial tax basis of the outstanding note in the hands of the U.S. Holder was less than the stated redemption price at maturity on the outstanding note.

Cash received in the exchange offer in respect of accrued and unpaid interest will be treated as ordinary interest income.

Payment of Interest on Exchange Notes

Subject to the discussion below of original issue discount, stated interest payable on the exchange notes generally will be included in the gross income of a U.S. Holder as ordinary interest income at the time such interest is accrued or received, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount on Exchange Notes

If the “issue price” of the exchange notes as of the date of the exchange offer is less than the stated redemption price at maturity (the sum of all payments to be made on the exchange notes other than payments of qualified stated interest), and the discount is equal to or more than a statutorily defined de minimis amount, the excess of the stated redemption price at maturity over the “issue price” of the exchange notes will constitute original issue discount (“OID”). The “issue price” of the exchange notes will depend on whether the outstanding notes or the exchange notes are considered to be publicly traded for purposes of the applicable provisions of the Code. If neither the outstanding notes nor the exchange notes are considered to be publicly traded, the issue price of the exchange notes will equal their stated principal amount. If the outstanding notes are considered to be publicly traded, but the exchange notes are not so traded, the issue price will equal the fair market value of the outstanding notes on the date the exchange notes are issued. If the exchange notes are considered to be publicly traded, their issue price will equal the fair market value of the exchange notes as of the date that the exchange notes are issued. Although it is not entirely free from doubt, we believe and intend to take the position that neither the outstanding notes nor the exchange notes will be considered to be publicly traded.

U.S. Holders generally must include OID in gross income as it accrues, in advance of the receipt of cash attributable to that income. If the exchange notes are treated as issued with OID, any amount of OID included in income will increase a U.S. Holder’s tax basis in the exchange notes and any payments of interest in cash, other than a payment of qualified stated interest, will decrease such U.S. Holder’s tax basis in the exchange notes.

We believe and intend to take the position that the exchange notes will not be subject to the contingent payment debt instrument rules under Treasury Regulation Section 1.1275-4 (“CPDI Regulations”). However, it is possible that the exchange notes could be subject to these rules. If the exchange notes are subject to these rules, a U.S. Holder generally will be required to accrue interest income on the exchange notes on a constant yield-to-maturity basis based on the adjusted issue price (as defined for U.S. federal income tax purposes) of the exchange notes and the comparable yield, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. The comparable yield for the exchange notes is the annual yield we would incur, as of the issue date of the exchange notes, on a fixed-rate non convertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to the exchange notes. If the exchange notes are subject to the CPDI Regulations, a U.S. Holder will be required to include interest in taxable income in any given year significantly in excess of the amount of interest payments actually received by it in that year, and gain recognized on conversion, sale, exchange or retirement of exchange notes would be ordinary income. The remainder of this discussion assumes that the exchange notes will not be subject to the CPDI Regulations.

Market Discount

A subsequent sale or other disposition of exchange notes may be affected by the market discount provisions of the Code. These rules generally provide that if a U.S. Holder of outstanding notes purchased such notes at a market discount (as defined above) in excess of a statutorily defined de minimis amount and the exchange of outstanding notes for exchange notes qualifies as a tax-free recapitalization then the U.S. Holder will recognize ordinary interest income upon the taxable disposition of an exchange note in an amount equal to the lesser of (i) gain recognized upon such disposition and (ii) the portion of the market discount that accrued while the outstanding notes and exchange notes were held by such U.S. Holder to the extent such accrued market discount was not previously included in such U.S. Holder’s income. The market discount rules also provide that a U.S. Holder who acquires exchange notes at a market discount may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry exchange notes until the U.S. Holder disposes of such notes in a taxable transaction. If a U.S. Holder of exchange notes elects to include market discount in income currently, both of the foregoing rules would not apply.

Conversion of Exchange Notes

A U.S. Holder generally should not recognize gain or loss upon a conversion of exchange notes into our common stock except to the extent of (i) the fair market value of common stock received in respect of accrued but unpaid interest not previously included in income and (ii) cash received in lieu of a fractional share of our common stock. Common stock received in respect of accrued but unpaid interest not previously included in income shall be treated as ordinary interest income. The tax basis in such common stock will be equal to the amount of interest attributable thereto, and the holding period in such common stock will commence with the date of receipt. A U.S. Holder generally will recognize capital gain (except to the extent of accrued market discount not previously included in income which will be treated as ordinary interest income) or loss, for U.S.

federal income tax purposes, equal to the difference between the amount of cash received for such fractional share and the U.S. Holder’s tax basis allocable to such fractional share. Such gain or loss generally will be long-term if the U.S. Holder’s holding period in respect of the exchange notes is more than one (1) year. A U.S. Holder’s tax basis in the common stock received upon conversion of exchange notes generally will equal such U.S. Holder’s tax basis in exchange notes tendered for conversion, less the tax basis allocable to any fractional share. The holding period in the common stock received upon conversion of exchange notes will include the holding period of exchange notes converted.

Sale, Exchange and Retirement of Exchange Notes

Upon the sale, exchange, retirement, or other taxable disposition of the exchange notes, a U.S. Holder generally will recognize long-term or short-term capital gain or loss (depending on whether the exchange notes are considered to be held for more than one (1) year) equal to the difference between the amount realized by such U.S. Holder (less an amount equal to any accrued and unpaid interest not previously included in income, which will be treated as ordinary interest income) and such U.S. Holder’s tax basis in the exchange notes. See “—U.S. Holders—Exchange Offer” for a discussion of tax basis. The deductibility of capital losses, if any, will be subject to limitations.

Constructive Dividends on Adjustment of Conversion Price

The terms of the exchange notes allow for changes in the conversion price under certain circumstances. A change in conversion price that allows a U.S. Holder to receive more shares of common stock on conversion may increase the U.S. Holder’s proportionate interests in our earnings and profits and assets and could be deemed to be payment of a taxable distribution to the U.S. Holder, although cash or other property is not actually received. A taxable constructive distribution would result, for example, if the conversion price is adjusted to compensate a U.S. Holder for distributions of cash or property to our stockholders. Not all changes in conversion price that allow U.S. Holders to receive more stock on conversion, however, will increase a U.S. Holder’s proportionate interest in the company. For instance, a change in conversion price could simply prevent the dilution of a U.S. Holder’s interest upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock distributions. Any deemed distributions will be taxable as a dividend (subject to a possible dividends deduction in the case of corporate holders), return of capital, or capital gain to the U.S. Holder, as described in “—U.S. Holders—Dividends on Common Stock” below.

Dividends on Common Stock

If we make cash distributions on our common stock, the distributions generally will be treated as dividends to a U.S. Holder of our common stock to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the tax year of the distribution, then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common stock, and thereafter as gain from the sale or exchange of that stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction. The conversion price on the exchange notes adjusts upwards on certain dates. Such increases in the conversion price may result in deemed dividend treatment to a U.S. Holder of our common stock to the extent of our current earnings and profits as determined under U.S. federal income tax principles.

Disposition of Common Stock

Upon the sale or other disposition of our common stock, a U.S. Holder generally will recognize capital gain (except to the extent of accrued market discount on the exchange notes not previously included in income, which will be treated as ordinary interest income) or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) the U.S. Holder’s tax basis in our common stock. That capital gain or loss will be long-term if the U.S. Holder’s holding period in respect of such common stock is more than one (1) year. The deductibility of capital losses is subject to limitations.

Consequences to Non-Tendering U.S. Holders

A significant modification to a debt instrument creates a deemed exchange (upon which gain or loss may be recognized) of the original debt instrument for a new debt instrument. In general, the determination of whether a significant modification has occurred is based on all the facts and circumstances.

We believe the proposed amendment to the indenture governing the outstanding notes should not cause the non-tendering U.S. Holders of the outstanding notes (the “Non-Tendering U.S. Holders”) to be deemed to have exchanged the outstanding notes for deemed new notes. Therefore, Non-Tendering U.S. Holders of the outstanding notes should not realize any gain or loss with respect to the adoption of the proposed amendment to the indenture, and such U.S. Holders should have the same tax basis and holding period in the outstanding notes as immediately before the amendment.

If, however, the amendment to the indenture constitutes a significant modification to the outstanding notes and therefore creates a deemed exchange of the outstanding notes for deemed new notes, the tax consequences of such deemed exchange will depend upon whether the outstanding notes and the deemed new notes constitute “securities” for U.S. federal income tax law. See “—Qualification as a Tax-Free Recapitalization” above for a discussion of the status of a debt instrument as a security for U.S. federal income tax purposes. If the outstanding notes and the deemed new notes constitute securities, the deemed exchange of outstanding notes for deemed new notes will qualify as a tax-free recapitalization. See “—U.S. Holders—Exchange Offer” above for a discussion of the tax consequences if the deemed exchange qualifies as a tax-free recapitalization. If the outstanding notes and the deemed new notes do not constitute securities, the deemed exchange of outstanding notes for deemed new notes will not qualify as a tax-free recapitalization. See “—U.S. Holders—Exchange Offer” above for a discussion of the tax consequences if the deemed exchange does not qualify as a tax-free recapitalization.

Each Non-Tendering U.S. Holder should consult its tax advisor regarding the particular tax consequences to such holder of a failure to tender the outstanding notes in the exchange offer, including any possible deemed exchange of the outstanding notes that may result from the amendment to the indenture.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to accrual of OID, and payments with respect to the exchange notes, outstanding notes or common stock made to U.S. Holders other than certain payments to exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. Holder fails to provide a taxpayer identification number on a Form W-9, furnishes an incorrect taxpayer identification number, fails to certify its foreign or other exempt status from backup withholding or receives notification from the IRS that the holder is subject to backup withholding as a result of a failure to report all interest or dividends.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

Exchange Offer

If the exchange qualifies as a tax-free recapitalization, a non-U.S. Holder will not recognize gain or loss as a result of such exchange (other than cash received for accrued and unpaid interest not previously included in income, which will be treated as ordinary interest income). A non-U.S. Holder will take a tax basis in the exchange notes equal to its tax basis in the outstanding notes immediately prior to the exchange, and a non-U.S. Holder’s holding period for the exchange notes will include the period during which the outstanding notes surrendered in the exchange were held. If the exchange does not qualify as a tax-free recapitalization, a non-U.S. Holder will recognize gain or loss on the exchange of outstanding notes for exchange notes. See “—Non-U.S.

Holders—Sale, Exchange or Retirement of Exchange Notes or Common Stock Received Upon Conversion of Exchange Notes” for a discussion of the tax consequences to non-U.S. Holders if the exchange does not qualify as a tax-free recapitalization.

Payment of Interest, or OID, on the Exchange Notes

Payments of interest, or OID, on the exchange notes will not be subject to U.S. federal income or withholding tax provided that (i) such non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership, (ii) such non-U.S. Holder does not actually or constructively own 10% or more of our voting stock, (iii) such non-U.S. Holder is not a bank whose receipt of interest on the exchange notes is described in Section 881(c)(3)(A) of the Code, and (iv) the statement requirements set forth in section 871(h) or 881(c) of the Code are satisfied, as discussed below. Notwithstanding the above, a non-U.S. Holder that is engaged in the conduct of a United States trade or business will be subject to (A) U.S. federal income tax on a net income basis on interest that is effectively connected with the conduct of such trade or business and (B) if the non-U.S. Holder is a corporation, a United States branch profits tax equal to 30% of its “effectively connected earnings and profits” as adjusted for the taxable year, unless the holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty.

The statement requirement referred to in the preceding paragraph generally will be satisfied if the beneficial owner of exchange notes certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

Dividends on Common Stock and Constructive Dividends on Common Stock and Exchange Notes

Dividends paid or constructive dividends deemed paid (see “U.S. Holders—Adjustments to Conversion Price” and “—U.S. Holders—Dividends on Common Stock” above) to a non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate subject to reduction (i) by an applicable treaty if the non-U.S. Holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an IRS Form W-8ECI from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Notwithstanding the above, a non-U.S. Holder that is engaged in the conduct of a United States trade or business will be subject to (i) U.S. federal income tax on a net income basis on the receipt of a dividend or a constructive dividend that is effectively connected with the conduct of such trade or business and (ii) if the non-U.S. Holder is a corporation, a United States branch profits tax as described above.

Conversion of Exchange Notes

Upon conversion of exchange notes for our common stock, a non-U.S. Holder generally will not be subject to United States federal income tax. See “—Non-U.S. Holders—Sale, Exchange and Retirement of Exchange Notes or Common Stock Received upon Conversion of Exchange Notes” below, however, regarding the taxation of cash received in lieu of a fractional share of common stock, upon a conversion. See “—Non-U.S. Holders—Payment of Interest, or OID, on the Exchange Notes” regarding the taxation of common stock received in respect of accrued interest.

Sale, Exchange or Retirement of Exchange Notes or Common Stock Received Upon Conversion of Exchange Notes

A non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange, retirement, or other disposition of exchange notes or common stock received upon conversion of the exchange notes (or cash in lieu of a fractional share) unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder, (ii) in the case of a non-U.S. Holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days during the taxable year and certain other requirements are met, or (iii) we have been a U.S. real property holding corporation (a “USRPHC”) at any time within the shorter of the five-year period preceding such sale, exchange, retirement, or other disposition or the non-U.S. Holder’s holding period in such exchange notes or common stock.

We believe that we may constitute a USRPHC. If we constitute a USRPHC (i) gain realized by a non-U.S. Holder upon the disposition of our exchange notes will be subject to U.S. federal income tax at the regular rates and (ii) unless such non-U.S. Holder has at all times during the five-year period leading up to such disposition, held five percent (5%) or less of our common stock, gain realized by a non-U.S. Holder upon disposition of our common stock will be subject to U.S. federal income tax at regular rates. Any gain that is effectively connected with the conduct of a United States trade or business by a non-U.S. Holder will be subject to United States federal income tax on a net income basis and, if such non-U.S. Holder is a corporation, may also be subject to the 30% United States branch profits tax described above.

Non-Tendering Holders

A non-tendering non-U.S. Holder’s tax consequences will depend on whether the amendment to the indenture constitutes a significant modification of the outstanding notes. See “—U.S. Holders—Consequences to Non-Tendering Holders” above for a discussion of what constitutes a significant modification.

We believe the proposed amendment to the indenture governing the outstanding notes should not cause the non-tendering non-U.S. Holders of the outstanding notes (the “Non-Tendering non-U.S. Holders”) to be deemed to have exchanged the outstanding notes for deemed new notes. Therefore, Non-Tendering U.S. Holders of the outstanding notes should not realize any gain or loss with respect to the adoption of the amendment to the indenture, and such non-U.S. Holder should have the same tax basis and holding period in the outstanding notes as immediately before the amendment.

If, however, the amendment to the indenture constitutes a significant modification to the outstanding notes creating a deemed exchange of the outstanding notes for deemed new notes, the tax consequences of such deemed exchange will depend upon whether the outstanding notes and the deemed new notes constitute “securities” for U.S. federal income tax law. See “—Qualification as a Tax-Free Recapitalization” above for a discussion of the status of a debt instrument as a security for U.S. federal income tax purposes. If the deemed new notes constitute securities, the deemed exchange of outstanding notes for deemed new notes will qualify as a tax-free recapitalization and such non-U.S. Holder should have the same tax basis and holding period in the outstanding notes as immediately before the amendment. If the deemed new notes do not constitute securities, the deemed exchange of outstanding notes for deemed new notes will not qualify as a tax-free recapitalization. See “Non-U.S. Holders—Sale, Exchange or Retirement of Exchange notes or Common Stock Received Upon Conversion of Exchange Notes” above for a discussion of the tax consequences if the deemed exchange does not qualify as a tax-free recapitalization. See “—Non-U.S. Holders—Payment of Interest, or OID, on the Exchange Notes” regarding the taxation of common stock received in respect of accrued but unpaid interest not previously included in income.

Each Non-Tendering non-U.S. Holder should consult its tax advisor regarding the particular tax consequences to such holder of a failure to tender the outstanding notes in the exchange offer, including any possible deemed exchange of the outstanding notes that may result from the amendment to the indenture.

Information Reporting and Backup Withholding

Information returns will be filed annually with the IRS and provided to each non-U.S. Holder with respect to any payments on exchange notes or our common stock and the proceeds from their sale or other disposition that are subject to withholding tax or that are exempt from United States withholding tax pursuant to an income tax treaty or other reason. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation. Interest, dividends, or constructive dividends paid to a non-U.S. Holder of exchange notes or common stock generally will be exempt from backup withholding if the non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of exchange notes or our common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of exchange notes or our common stock to or through a non-United States office of a non-United States broker will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States (a “United States related person”). In the case of the payment of the proceeds from the disposition of exchange notes or common stock to or through a non-United States office of a broker that is either a United States person or a United States related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. Holder and the broker has no knowledge or reason to know otherwise.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder may be refunded or credited against the non-U.S. Holder’s United States federal income tax liability, if any, if the Non-U.S. Holder provides, on a timely basis, the required information to the IRS.

Tax Consequences to the Company

Cancellation of Indebtedness Income

If the outstanding notes or the exchange notes are publicly traded for U.S. federal income tax purposes, we may realize cancellation of indebtedness income (“COD income”) in an amount equal to the excess of (i) the stated redemption price of the outstanding notes tendered in the exchange offer over (ii) the issue price of the exchange notes. See “—U.S. Holders—Original Issue Discount on Exchange Notes” for a discussion of issue price. See “Risk Factors—Risks Related to the Exchange Notes—We may incur an income tax liability as a result of the exchange offer.”

We have net operating loss carryovers that may offset COD income, if any. However, the ability to use these carryovers may be subject to limitations. To the extent that available net operating loss carryovers are used to offset COD income, they will be unavailable as a potential offset to future income.

Interest Deduction Limitations

No deduction is allowed for interest paid on a disqualified debt instrument. A disqualified debt instrument generally includes any indebtedness of a corporation which is payable in equity of the issuer. Although the application of this provision remains substantially uncertain, depending on how it is interpreted, we may not be entitled to claim an interest expense deduction in respect of interest (or OID) due on the exchange notes. Although it is not entirely free from doubt, we intend to take the position that the exchange notes are not a disqualified debt instrument. See “Risk Factors—Risks Related to the Exchange Notes—We may be unable to deduct for tax purposes the interest or original issue discount, if any, paid or accrued on the exchange notes.”

NOL Limitations Triggered by Conversion of Exchange Notes

Generally, a cumulative change of greater than 50% in the stock ownership of a corporation within a 3 year period (an “ownership change”) will limit the amount of pre-ownership change net operating losses that the corporation may use during the post-ownership change periods. The conversion (or mandatory conversion) of the exchange notes, future equity issuances, or transactions among shareholders may trigger an ownership change. We believe that an ownership change would limit our ability to use our net operating losses. See “Risk Factors—Risks Related to the Exchange Notes—The conversion, including a mandatory conversion, of the exchange notes into our common stock may limit our ability to use our net operating losses to offset future taxable income.”

DESCRIPTION OF THE EXCHANGE NOTES

We will issue the exchange notes under a new indenture to be dated as of the date we consummate the exchange offer, between us and Wachovia Bank, NA, as trustee. The following description is a summary of the material provisions of the new indenture. It does not restate that agreement in its entirety. The exchange notes will be subject to and governed by the Trust Indenture Act of 1939, as amended. The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. We encourage you to read the new indenture because it, and not this description, define your rights as a holder of these notes. A copy of the new indenture has been filed as an exhibit to the registration statement that includes this prospectus and is available to you upon request. See “Where You Can Find More Information.” You can find the definition of certain terms used in this description under the subheading “Certain Definitions.” As used in this section, the terms “we,” “us” and “our” refer to SPACEHAB, Incorporated, but not any of our subsidiaries, unless the context requires otherwise.

Brief Description of the Exchange Notes

The exchange notes are:

•	our general unsecured senior obligations;

•	equal in right of payment to all of our existing and future senior Indebtedness;

•	effectively subordinated to all existing and future Indebtedness and other liabilities of our Subsidiaries;

•	effectively subordinated to our secured Indebtedness to the extent of the value securing such Indebtedness;

•	senior in right of payment to all of our existing and future subordinated Indebtedness; and

•	convertible into shares of our common stock as described under “—Conversion Rights” below.

As of June 30, 2005, we and our subsidiaries had $67.0 million in principal amount of indebtedness outstanding, which consists of $63.3 million in aggregate principal amount of the outstanding notes and $3.7 million in aggregate principal amount of indebtedness of our subsidiary, Astrotech Florida Holdings, which is secured and guaranteed by us. The exchange notes are structurally subordinated to the $3.7 million in subsidiary indebtedness.

Principal, Maturity and Interest of the Exchange Notes

The exchange notes will be limited to an aggregate principal amount of $63,250,000 and will be issued in denominations of $1,000 and integral multiples of $1,000. The exchange notes will mature on October 15, 2010 at the principal amount, plus accrued and unpaid interest to the maturity date.

The exchange notes will accrue interest at the rate of 5.5% per annum. We will pay interest on the exchange notes semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2005, to holders of record of the exchange notes at the close of business on the preceding April 1 or October 1 (whether or not a business day), as the case may be. Interest will accrue from the date of original issuance of the exchange notes or, if interest has already been paid, from the date it was most recently paid or provided for. Interest on the exchange notes will be computed on the basis of a 360-day year of twelve 30-day months.

Unless otherwise permitted by the new indenture, we will make all payments of principal, interest and Make-Whole Premium, if any, on the exchange notes in cash. If we elect to make a payment in common stock instead of cash with respect to any payment under the terms of the new indenture that permits such election or in connection with the conversion of any exchange notes, instead of issuing fractional shares of our common stock, we may either pay a cash adjustment based upon the closing sale price of our common stock on the trading day immediately prior to the conversion date or, at our option, round the fractional share up to the nearest whole share.

The “closing sale price” of our common stock will mean, on any date of determination:

•	the closing per share sale price, or

•	if no closing sale price is reported, the average of the bid and ask prices.

on such date on the principal United States national securities exchange on which our common stock is listed or, if not so listed, on the Nasdaq National Market, or if the shares are not then quoted on the Nasdaq National Market, in the over-the-counter market as furnished by any New York Stock Exchange member firm selected by us and reasonably acceptable to the trustee.

Conversion Rights

General

Subject to satisfaction of the conditions and under the circumstances described below, the exchange notes may be converted into shares of our common stock (together with associated rights). A holder may convert exchange notes only in denominations of $1,000 and integral multiples of $1,000. The right to convert the exchange notes will expire at the close of business on the second business day immediately preceding their maturity date. The right to convert any exchange notes called for redemption will terminate at the close of business on the business day immediately preceding the redemption date unless we default in making the payment due on the redemption date. For information as to notices of redemption, please see “—Optional Redemption.”

Optional Conversion

Subject to the satisfaction of the conditions described under “—Conversion Procedures” below and subject to the conditions described under “—General” above, holders will be able to convert each of their exchange notes into shares of our common stock at their option at the following conversion prices per share, and for the number of shares of our common stock per each $1,000 principal amount of exchange notes converted, if the conversion date occurs during the periods set forth below:

Period	Conversion Price Per Share	Shares Received per $1,000 Principal Amount Converted
Issue Date – April 14, 2006	$2.12	472
April 15, 2006 – October 14, 2006	$2.19	457
October 15, 2006 – April 14, 2007	$2.25	444
April 15, 2007 – October 14, 2007	$2.32	432
October 15, 2007 – April 14, 2008	$2.38	420
April 15, 2008 – October 14, 2008	$2.44	410
October 15, 2008 and thereafter	$2.50	400

The conversion prices, and therefore the number of shares of our common stock received upon conversion, set forth in the table above are subject to adjustment as described under “—Adjustments to Conversion Price” below.

Mandatory Conversion

The new indenture will require us to convert the exchange notes if the price of our common stock exceeds a specified target. We will automatically convert all of the exchange notes at a conversion price of $2.50, as such price may be adjusted as described in “—Adjustments to Conversion Price” below, at any time on or prior to maturity if the closing sale price of our common stock has exceeded 130% of the conversion price of $2.50, as such price may be adjusted as described in “—Adjustments to Conversion Price” below, for at least 20 consecutive trading days. We refer to this requirement as “mandatory conversion.” We will give the trustee and the holders written notice of the occurrence of a mandatory conversion and the mandatory conversion date as soon as practicable, but no more than five days, following the date on which the conditions to the mandatory conversion have been satisfied. We will pay accrued and unpaid interest on the exchange notes to the mandatory conversion date. The notice sent to holders will state the conversion date, which will be no more than 40 nor less than 20 days after the date of mailing, that the exchange notes will be mandatorily converted into shares of our common stock on the date set for mandatory conversion, and that holders may elect to convert their exchange notes at the conversion price described under in “—Optional Conversion” at any time prior to the fifth business day prior to the mandatory conversion date. Any holders that choose such optional conversion will not receive an actual payment of accrued and unpaid interest.

Adjustments to Conversion Price

The conversion price will be adjusted upon the occurrence of any of the following events (without duplication):

(1) the payment of dividends and other distributions on any class of our Capital Stock that is payable in our common stock;

(2) the issuance to all holders of our common stock of rights, warrants or options that entitle such holders to subscribe for or purchase our common stock at less than its Current Market Price;

(3) subdivisions and combinations of our common stock;

(4) distributions to all holders of our common stock of evidences of our indebtedness, shares of our Capital Stock, securities, cash or other property, excluding:

•	any distribution described in clause (1) above;

•	any rights, warrants or options referred to in clause (2) above and

•	dividends or distributions paid exclusively in cash;

(5) distributions consisting exclusively of cash to all holders of our common stock in an aggregate amount that, together with (without duplication):

•	other all-cash distributions made within the preceding 12 months and

•	any cash and the fair market value (as determined in good faith by our Board of Directors), as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which we have not already made an adjustment, exceeds 12.5% of our Aggregate Market Capitalization on the date of such distribution; and

(6) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for our common stock that involves an aggregate consideration that, together with (without duplication):

•	any cash and the fair market value (as determined in good faith by our Board of Directors) of consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for our common stock concluded within the preceding 12 months, and

•	the aggregate amount of any all-cash distributions to all holders of our common stock described in clause (5) above made within the preceding 12 months,

exceeds 12.5% of our Aggregate Market Capitalization on the expiration of such tender or exchange offer.

We will not be required to make any adjustment to the conversion price until cumulative adjustments amount to 1% or more of the conversion price as last adjusted. In addition, we may also make additional reductions in the conversion price as our Board of Directors deems advisable to avoid or diminish any income tax to holders of our common stock that would result from any dividend of stock (or stock rights to acquire stock) for income tax purposes or for any other reasons.

If we distribute rights or warrants pro rata to holders of our common stock, other than those referred to in paragraph (2) above, and if any such rights or warrants have not expired or been redeemed by us, then the holder of any exchange note surrendered for conversion will be entitled to receive both the shares of common stock issuable upon conversion and a number of rights or warrants to be determined as follows:

•	if the conversion occurs after the record date for such distribution and on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants, then the same number of rights or warrants to which a holder of a number of shares of our common stock equal to the number of shares of our common stock to which the surrendering holder of exchange notes is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and

•	if the conversion occurs after the date of distribution of certificates, then the same number of rights or warrants to which a holder of the same number of shares of our common stock into which the exchange notes being surrendered were convertible immediately prior to the date of the distribution of certificates would have been entitled on that distribution date in accordance with the terms and provisions of and applicable to the rights or warrants.

If we declare or make a distribution in respect of our common stock as described in paragraphs (4) or (5) above, then the holder of each exchange note, upon the conversion of that holder’s exchange notes after the close of business on the date fixed for the determination of stockholders entitled to receive such distribution and prior to the effectiveness of the conversion price adjustment in respect of such distribution, will be entitled to receive for each share of our common stock into which that holder’s exchange notes are converted:

•	the portion of the evidences of indebtedness, shares of capital stock, cash and other property so distributed applicable to one share of our common stock; or

•	at our option and only with respect to the portion of such distribution that does not consist of cash or our securities, an amount in cash equal to the fair market value of that portion of the distribution.

In the event that our common stock is converted into the right to receive other securities, cash or other property, such as in the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other similar transactions, then the exchange notes would become convertible into the kind and amount of securities, cash and other property receivable upon the transactions by a holder of the number of shares of our common stock that a holder of the exchange notes would have received by a holder of the exchange notes upon conversion immediately prior to such transaction.

These conversion price adjustment provisions apply to the conversion price for both optional and mandatory conversions, including any conversion prices applicable in future periods as provided under “—Optional Conversion” above.

Conversion Procedures

During any period in which the exchange notes are convertible, a holder may convert its exchange notes, in whole or in part, so long as the exchange notes converted are in integral multiples of $1,000.

Upon conversion, we will deliver to the holder shares of our common stock in exchange for the surrendered exchange notes. We will not adjust the conversion price to account for accrued and unpaid interest. Except as described in this paragraph, no holder of exchange notes will be entitled, upon conversion of that holder’s exchange notes, to any actual payment or adjustment on account of accrued and unpaid interest. Instead, delivery of the shares payable by us in satisfaction of the conversion right will be deemed to satisfy our obligation to pay the principal amount of the exchange notes and to satisfy our obligation to pay accrued and unpaid interest attributable to the period from the most recent interest payment date through the conversion date. As a result, unpaid interest through the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

We will not deliver fractional shares of our common stock. Instead, to the extent a holder is otherwise entitled to a fractional share, we will at our option either make a payment based on the closing sale price of our common stock on the trading day immediately prior to the conversion date, or, at our option, round the fractional share up to the nearest whole share.

If a holder surrenders an exchange note for optional conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date, the holder must deliver payment to us in an amount equal to the interest payable on that interest payment date on the principal amount to be converted together with the exchange note being surrendered for conversion. If a holder is required to surrender an exchange note for mandatory conversion or redemption between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date, the holder will be entitled to receive the interest payable on the principal amount to be converted.

For so long as the exchange notes are represented by global notes registered in the name of the common depositary for DTC or its nominee, conversions may be effected regular way only through participants in the DTC in accordance with its rules and operating procedures. The conversion right will be exercisable by a holder of an exchange note in certificate form as follows:

•	by completing and manually signing a conversion notice in the form available from the conversion agent, which is initially the trustee, and delivering the conversion notice to the conversion agent or, in the case of mandatory conversion, by following such other instructions as may be set forth in the notice of mandatory conversion;

•	by surrendering the exchange notes to be converted to the conversion agent;

•	if the conversion date for an optional conversion occurs between the close of business on the record date for an installment of interest and the opening of business on the payment date for the related interest payment and the holder is required to make such a payment, by delivering an amount equal to the interest payable on that interest payment date on the principal amount to be converted;

•	if required, by furnishing appropriate endorsement and transfer documents; and

•	if required, by paying all transfer or similar taxes.

We refer to the date on which all of the foregoing requirements for conversion of a particular exchange note are satisfied as the conversion date for that exchange note. The delivery of a conversion notice will be irrevocable.

In the case of any exchange notes that are converted in part only, the holder will receive new certificated notes or, if the exchange notes are represented by a global security, beneficial ownership in an amount equal to the unconverted exchange notes. Please see “—Book Entry, Delivery and Form” for a discussion of exchange notes represented by global securities.

Optional Redemption

We may redeem all or a part of the exchange notes at any time upon not less than 20 and not more than 40 days’ notice by mail to the registered holders. If we redeem the notes on or prior to October 15, 2008, we will redeem the exchange notes at a redemption price equal to 100.00% of the principal amount of the exchange notes being redeemed plus an amount equal to the Make-Whole Premium. If we redeem the exchange notes after October 15, 2008, we will redeem the exchange notes at a redemption price equal to 100.00% of the principal amount of the exchange notes being redeemed. We will pay the redemption price in cash.

In addition to the redemption price, the holders of exchange notes that we elect to redeem shall also receive any accrued and unpaid interest to, but not including, the date of redemption of their exchange notes, subject to their rights to receive interest due on any exchange notes that they held as of April 1 or October 1 that is scheduled to be paid on the immediately preceding interest payment date of April 15 or October 15, as the case may be, if the interest payment date falls on or prior to the redemption date.

If the redemption date is between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date, we will pay any accrued and unpaid interest due on such interest payment date to the person in whose name the redeemed note was registered on such record date.

If we elect to redeem less than all of the exchange notes, then the trustee will select the exchange notes to be redeemed using any method that the trustee deems fair and appropriate and that provides for selection for redemption of portions of the principal amount of any exchange note of a denomination larger than $1,000.

We will not provide a sinking fund for the exchange notes.

Repurchase at the Option of Holders upon Change of Control

In the event that a Change of Control occurs, each holder of exchange notes will have the right, at such holder’s option, to require us to repurchase all or any part of such holder’s exchange notes, in integral multiples $1,000 of principal amount. The repurchase price that we will be required to pay will be equal to 100% of the principal amount of the exchange notes to be repurchased, together with accrued and unpaid interest thereon to, but not including, the repurchase date.

We may pay the repurchase price, at our option, in cash or in shares of our common stock, which includes the common stock or other securities of any successor company as described under “—Conversion Rights—Adjustments to Conversion Price” above. If we elect to pay the repurchase price in shares of our common stock, then the shares of our common stock will be valued at the average of the closing sale price of our common stock for each of the 15 trading days immediately preceding the second trading day before the date of our notice of the Change in Control.

Within 30 days following a Change of Control, we are obligated to give each holder a notice of the Change of Control and of the repurchase right arising as a result of the Change of Control. If we elect to pay the repurchase price in shares of our common stock, then we will notify the holders of that election in the Change of Control notice. Our offer to repurchase exchange notes following a Change of Control will remain open for at least 20 business days and not more than 30 business days following the commencement of our offer. Upon expiration of this period, we promptly will purchase all exchange notes properly tendered in response to our offer.

On or before the repurchase date due to a Change in Control, we will:

•	accept for payment exchange notes or portions thereof properly tendered pursuant to our offer to repurchase following a Change of Control;

•	deposit with the paying agent cash or shares of our common stock, as applicable, sufficient to pay the repurchase price, including accrued and unpaid interest, of all exchange notes tendered; and

•	deliver to the trustee the exchange notes accepted together with an officers certificate listing the exchange notes or portions thereof being purchased by us.

The paying agent promptly will pay the holders of exchange notes so accepted an amount of cash or deliver to such holders a number of shares of our common stock, as applicable, equal to the repurchase price, including accrued and unpaid interest. The trustee promptly will authenticate and deliver to such holders an exchange note equal in principal amount to any unpurchased portion of the exchange note surrendered. Any exchange notes not so purchased will be delivered promptly by us to the holder thereof. We publicly will announce the results of the repurchase pursuant to a Change of Control on or as soon as practicable after the repurchase date.

The redemption right granted to holders of our exchange notes upon a Change of Control may make it more difficult for any person or group to acquire control of us, to effect a business combination with us or to remove incumbent management. See “Risk Factors—Risks Related to the Exchange Notes.” The phrase “all or substantially all” of our assets will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” of our assets has occurred. In addition, our ability to pay cash to holders of exchange notes following the occurrence of a Change in Control may be limited by our financial resources at the time of that event. We can give no assurance that we will have sufficient funds available when necessary to make any required repurchases. See “Risk Factors—Risks Related to the Exchange Notes.”

We will make any offer to repurchase exchange notes in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance with such laws and regulations shall not in and of itself cause a breach of our obligations under this covenant.

If the repurchase date in connection with a Change in Control is on or after a record date for the payment of an installment of interest and on or before the opening of business on the associated interest payment date, we will pay any accrued and unpaid interest due on such interest payment date to the person in whose name the repurchased exchange note was registered on such record date.

We will not be required to make an offer to repurchase exchange notes in connection with a Change of Control if a third party makes a Change of Control offer that would be in compliance with the provisions described in this section if it were made by us, and such third party purchases all exchange notes validly tendered and not withdrawn.

Certain Covenants

Set forth below are summaries of certain covenants contained in the new indenture. In addition, please see “Risk Factors—Risks Related to the Exchange Notes” for an additional discussion of limitations concerning these covenants.

Limitation on Incurrence of Senior Secured Indebtedness and Assumption of Acquired Indebtedness

We will not, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to, or otherwise become responsible for, contingently or otherwise, any Senior Secured Indebtedness or Acquired Indebtedness, other than Permitted Indebtedness. For avoidance of doubt, the new indenture will deem the addition, amendment or other modification of the subordination provisions of any of our Indebtedness or of any Lien securing our Indebtedness as an incurrence of new Indebtedness, which incurrence must comply with this covenant.

The limitation in the preceding paragraph does not apply to the incurrence of the following:

(1) Senior Secured Indebtedness incurred by us not otherwise included as “Permitted Indebtedness” in an aggregate amount incurred and outstanding at any time pursuant to this clause (1) (plus any Refinancing Indebtedness incurred to repay, redeem, discharge, retire, defease, refinance, replace or refund such Indebtedness) not to exceed $20.0 million; and

(2) Acquired Indebtedness; provided that any such Acquired Indebtedness incurred pursuant to this clause (2):

(A) was incurred prior to the time that the debtor thereunder was acquired or merged into us or prior to the time that the related asset was acquired by us, and was not incurred in connection with, or in contemplation of, such acquisition or merger and

(B) if on the date of incurrence of such Acquired Indebtedness, immediately after giving effect on a pro forma basis to all proposed or pending Acquisition or Acquisitions (including the incurrence of all such Acquired Indebtedness) and to the incurrence of all Senior Secured Indebtedness permitted by the preceding clause (1), our Consolidated Net Leverage Ratio is the same or lesser than our Consolidated Net Leverage Ratio immediately prior to such Acquisition or Acquisitions.

Indebtedness of any person that is outstanding at the time such person becomes one of our Subsidiaries (including upon designation of any person as a Subsidiary) or is merged with or into or consolidated with us or one of our Subsidiaries shall be deemed to have been incurred at the time such person becomes or is designated one of our Subsidiaries or is merged with or into or consolidated with us or one of our Subsidiaries, as applicable.

Upon each incurrence we may designate pursuant to which provision of this covenant (including which portion of the definition of Permitted Indebtedness) such Indebtedness is being incurred and we may subdivide an amount of Indebtedness and such Indebtedness shall not be deemed to have been incurred or outstanding under any other provision of this covenant (or other portion of the definition of Permitted Indebtedness), except that all Indebtedness under the Credit Agreement shall be deemed to have been incurred pursuant to clause (A) of the definition of Permitted Indebtedness.

Limitation on Dividends

We will not, directly or indirectly, declare or pay any dividend or other distribution in respect of our common stock, except to the extent such dividend or other distribution is payable solely in shares of our Qualified Capital Stock.

Limitation on Consolidation, Sale or Merger

We will not consolidate with or merge with or into another person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of our assets (such amounts to be computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons or permit another person or group of affiliated persons to consolidate with or merge with or into our company or convey all or substantially all of such person’s or group’s assets to us, in either case unless:

(1) either (A) we are the continuing entity or (B) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of our obligations in connection with the exchange notes and the new indenture;

(2) no default or event of default shall exist or shall occur immediately after giving effect to such transaction; and

(3) unless such transaction is solely the merger of us and one of our Wholly Owned Subsidiaries in a transaction which is not for the purpose of evading this provision and not in connection with any other transaction, immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the consolidated, resulting, surviving or transferee entity is at least equal to our Consolidated Net Worth immediately prior to such transaction.

In each case, we must also deliver to the trustee an opinion of counsel and an officers’ certificate certifying the matters required by the indenture. Upon any consolidation or merger in accordance with the foregoing, the successor corporation shall succeed to and (except in the case of a lease or any transfer of all or substantially all of our assets) be substituted for, and may exercise every right and power of, our company under the new indenture with the same effect as if such successor corporation had been named therein as our company.

For purposes of the foregoing, the transfer by lease, assignment, sale or otherwise of all or substantially all of the properties and assets of one or more Subsidiaries, our interest in which constitutes all or substantially all of our properties and assets shall be deemed to be the transfer of all or substantially all of our properties and assets.

Limitation on Status as Investment Company

The new indenture will prohibit us and our Subsidiaries from being required to register as an “investment company” (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

Reports

Whether or not required by the rules and regulations of the Commission, so long as any exchange notes are outstanding, we will furnish the holders of exchange notes all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes our financial condition and results of operations and our Consolidated Subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants; and all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

Events of Default

The following will constitute events of default with respect to the exchange notes:

(1) our failure to pay any installment of interest on the exchange notes as and when the same becomes due and payable and the continuance of any such failure for 30 days;

(2) our failure to pay all or any part of the principal, or premium, if any, on the exchange notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, in connection with repurchases required due to a Change of Control;

(3) our failure to observe or perform any other covenant or agreement contained in the exchange notes or the new indenture and, except for the provisions under “Repurchase of Notes at the Option of the Holder Upon a Change of Control” and “Limitation on Merger, Sale or Consolidation,” the continuance of such failure for a period of 60 days after we are given notice of the default by the trustee or holders of 25% in principal amount of exchange notes;

(4) certain events of bankruptcy, insolvency or reorganization in respect of us or any of our Subsidiaries;

(5) a default occurs and is continuing (after giving effect to any waivers, amendments, applicable grace periods or any extension of any maturity date) in our Indebtedness or the Indebtedness of any of our Subsidiaries with an aggregate amount outstanding in excess of $3 million (a) resulting from the failure to pay principal of or interest on such Indebtedness, or (b) if as a result of such default, the maturity of such Indebtedness has been accelerated prior to its stated maturity; and

(6) final nonappealable unsatisfied judgments not covered by insurance aggregating in excess of $3 million, at any one time rendered against us or any of our Subsidiaries and not stayed, bonded or discharged within 60 days.

If a default occurs and is continuing, the trustee must, within 90 days after the occurrence of such default, give to the holders of the exchange notes notice of such default, but the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the holders’ interest, except in the case of a default in the payment of the principal of, premium, if any, or interest on any of the exchange notes when due or in the payment of any redemption or repurchase obligation.

If an event of default occurs and is continuing, other than an event of default specified in clause (4) above, then in every such case, unless the principal of all of the exchange notes shall have already become due and payable, either the trustee or the holders of at least 25% in aggregate principal amount of the exchange notes then outstanding, by notice in writing to us, and to the trustee if given by holders, may, and the trustee at the request of the holders of exchange notes will, declare all principal, premium, if any, and accrued interest on the exchange notes to be due and payable immediately. If an event of default specified in clause (4), above occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding exchange notes without any declaration or other act on the part of the trustee or the holders. In the event a declaration of acceleration because of an event of default set forth in clause (5) above solely by virtue of a default under any Indebtedness has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such event of default pursuant to clause (5) shall be remedied, or cured or waived by the holders of the relevant Indebtedness, within 60 days after such event of default, provided that no judgment or decree for the payment of money due on the exchange notes has been obtained by the trustee.

Except as provided in the new indenture with respect to provisions that cannot be waived or amended without the consent of the holder of each outstanding exchange note, at any time after a declaration of acceleration has been made and before a judgment for payment of money has been obtained by the trustee, the holders of not less than a majority in aggregate principal amount of the exchange notes, by written notice to us and the trustee, may rescind the declaration of acceleration if (1) we have paid or deposited with the trustee cash sufficient to pay all overdue interest, and certain additional amounts, and (2) all events of default (other than the payment of the principal, premium, if any, interest, if any, on the exchange notes that have become due solely by the declaration of acceleration) have been cured or waived as provided in the new indenture.

Prior to the declaration of acceleration of the maturity of the exchange notes, the holders of a majority in aggregate principal amount of the exchange notes at the time outstanding may waive on behalf of all the holders any default, except a default in the payment of principal of or interest on any exchange note not yet cured or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding exchange note affected. Subject to the provisions of the new indenture relating to the duties of the trustee, the trustee will be under no obligation to exercise any of its rights or powers under the new indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee reasonable security or indemnity.

Subject to all provisions of the new indenture and applicable law, the holders of a majority in aggregate principal amount of the exchange notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

The new indenture will require us to file annually with the trustee an officer’s certificate stating that, to the best of his knowledge, we are not in default under the new indenture or, if he has knowledge that we are in such default, specifying such default.

Modification and Waiver

We and the trustee may amend the new indenture, any supplemental indenture, or the exchange notes with the consent of a majority in principal amount of the outstanding exchange notes. Without the consent of the holders of each outstanding exchange note, however, no modification may:

(1) change the Stated Maturity on any exchange note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof at our option, or change the city of payment where, or the coin or currency in which, any exchange note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity or payment date thereof (or, in the case of redemption at our option, on or after the applicable redemption date),

(2) reduce the repurchase price relating to a Change of Control after the Change of Control has occurred;

(3) alter the provisions regarding our right to redeem the exchange notes, in a manner adverse to the holders;

(4) reduce the percentage in principal amount of the outstanding exchange notes, the consent of whose holders is required for any such amendment, supplemental indenture or waiver provided for in the new indenture;

(5) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the new indenture cannot be modified or waived without the consent of the holder of each outstanding exchange note affected thereby;

(6) cause the exchange notes to become contractually subordinate in right of payment to any other Indebtedness; or

(7) modify our obligations described under “—Reports.”

We may amend or supplement the new indenture or waive any provision of it without the consent of any holders of exchange notes in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency, or correct or supplement any provision in the new indenture which may be defective or inconsistent with any other provision; provided that such modification will not adversely affect the interests of the holders of the exchange notes;

•	to provide for the assumption of our obligations under the new indenture by a successor upon any merger, consolidation or asset transfer permitted under the new indenture;

•	to provide for a successor trustee with respect to the new indenture and the exchange notes;

•	to reduce the conversion price; provided that the reduction will not adversely affect the interests of the holders of the exchange notes;

•	to provide for uncertificated exchange notes in addition to or in place of certificated exchange notes;

•	to secure our obligations under the exchange notes;

•	to comply with any requirement to effect or maintain the qualification of the new indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of exchange notes or to surrender any rights we have under the exchange notes;

•	to add events of default with respect to the exchange notes; or

•	to make any change that does not adversely affect any outstanding exchange notes in any material respect.

The holders of a majority in principal amount of the outstanding exchange notes generally may waive any existing or past default or event of default. Those holders may not, however, waive any default or event of default in any payment on any exchange note or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance

We may, at our option, elect to have our obligations discharged with respect to the outstanding exchange notes (“Legal Defeasance”). Legal Defeasance means that we will be deemed to have paid and discharged the entire Indebtedness represented by the new indenture and the outstanding exchange notes and discharged all of our obligations under the new indenture and the exchange notes, other than with respect to our obligations to:

•	register the transfer or exchange of exchange notes;

•	replace stolen, lost or mutilated exchange notes;

•	maintain paying agents and hold moneys for payment in trust;

•	provide for conversion of exchange notes; and

•	repurchase exchange notes in the event of a Change in Control.

In addition, we may, at our option, elect to have our obligations released with respect to certain covenants that are described in the new indenture (“Covenant Defeasance”) and will be absolved from liability thereafter for failing to comply with the such obligations with respect to the exchange notes. If Covenant Defeasance occurs, certain events (excluding non-payment, failure to provide for conversion and failure to repurchase upon a Change in Control) will not be deemed to be an event of default.

In order to elect either Legal Defeasance or Covenant Defeasance:

•	we must irrevocably deposit in trust with the trustee money or U.S. government obligations in an aggregate amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the outstanding exchange notes;

•	in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel confirming that:

o	we have received from, or there has been published by, the Internal Revenue Service a ruling, or

o	since the date of the new indenture, there has been a change in applicable Federal income tax law,

in either case to the effect that in the opinion of counsel, the holders of exchange notes will not recognize gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

•	in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel to the effect that the holders of the exchange notes will not recognize gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

•	we must deliver to the trustee an officer’s certificate to the effect that the exchange notes, if then listed on any securities exchange, will not be delisted as a result of the deposit;

•	such Legal Defeasance or Covenant Defeasance will not cause the trustee to have a conflicting interest with respect to any of our other securities;

•	at the time of the deposit:

o	no default in the payment of any amounts due on our Senior Secured Indebtedness shall have occurred and be continuing;

o	no event of default with respect to any of our Senior Secured Indebtedness shall have occurred and be continuing and shall have resulted in any of our Senior Secured Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; and

o	no other event with respect to any of our Senior Secured Indebtedness shall have occurred and be continuing that would permit (after notice or the lapse of time, or both) the holders of our Senior Secured Indebtedness (or a trustee on their behalf) to declare any of our Senior Secured Indebtedness due and payable prior to the date on which it would otherwise have become due and payable, or, each such default or event of default shall have been cured or waived or shall have ceased to exist;

•	no event of default (or event that with the passing of time or the giving of notice, or both, would constitute an event of default) shall have occurred or be continuing or, with respect to events of default relating from bankruptcy or insolvency, at any time in the period ending on the 91st day after the date of deposit;

•	such Legal Defeasance or Covenant Defeasance will not breach, violate or constitute a default under any other agreement or instrument to which we are a party or by which we are bound;

•	we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

•	we must deliver to the trustee an opinion of counsel to the effect that such deposit shall not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended.

Satisfaction and Discharge

The new indenture will provide that we may terminate our obligations under the new indenture and the exchange notes (except as described below) when:

(A) all the exchange notes previously authenticated and delivered (except lost, stolen or destroyed exchange notes which have been replaced and exchange notes for whose payment money has theretofore been deposited with the trustee or the paying agent in trust or segregated and held in trust by us and thereafter repaid to us) have been delivered to the trustee for cancellation, or

(B)  (1) all exchange notes have become due and payable, will become due and payable at their Stated Maturity within one year, or are to be called for redemption pursuant to the provisions under “—Optional Redemption” within one year under arrangements satisfactory to the trustee, and notice of same is mailed to all holders;

(2) we have irrevocably deposited or caused to be irrevocably deposited with the trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the exchange notes not theretofore delivered to the trustee for cancellation, for principal of, and interest and Make-Whole Premium, if any, on the exchange notes to the date of redemption or maturity, as the case may be, together with irrevocable instructions from us directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(3) our company has paid all other sums payable by it under the new indenture and the exchange notes;

(4) no default or event of default shall have occurred and be continuing on the date of such deposit (other than a default or event of default resulting from the borrowing of funds to be applied to such deposit);

(5) such deposit shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the new indenture) to which we are a party or by which we are bound; and

(6) we shall have delivered to the trustee an officer’s certificate and an opinion of counsel confirming the satisfaction of all conditions set forth in clauses (1) through (5) above.

Book-Entry, Delivery and Form

The exchange notes will be represented by a permanent global note in definitive, fully-registered form without interest coupons. The global note will be deposited with the trustee as custodian for the Depositary Trust Company, or DTC, and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Except in the limited circumstances described below, holders of exchange notes represented by interests in the global note will not be entitled to receive exchange notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the

Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the exchange notes represented by that global security for all purposes under the new indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have exchange notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of exchange notes in definitive form and will not be considered the owners or holders thereof under the new indenture. Principal and interest payments, if any, on exchange notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither our company, the trustee, any paying agent or the security registrar for the exchange notes will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

Unless and until they are exchanged in whole or in part for exchange notes in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more participants to whose account DTC has credited the interests in the global securities and only in respect of such portion of the aggregate principal amount of exchange notes as to which the participant or participants has or have given such direction.

Certificated Notes

The global securities are exchangeable for definitive exchange notes in registered certificated form if:

•	DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days;

•	we, at our option, notify the trustee in writing that we elect to cause notes to be issued in certificated form; or

•	an event of default occurs and is continuing that entitles the holders of the exchange notes to accelerate the maturity of the exchange notes.

In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of exchange notes represented by the global security equal in principal amount to their beneficial interest and to have the exchange notes registered in its name. Exchange notes so issued in definitive form will be issued as registered exchange notes in denominations of $1,000 and integral multiples of $1,000, unless otherwise specified by us. Such exchange notes will be subject to certain restrictions on registration of transfers.

Trustee

Wachovia Bank, National Association is the trustee under the new indenture.

Governing Law

The new indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

We have set forth below a summary of certain of the defined terms used in the new indenture. Reference is made to the new indenture for the full definition of all such terms, as well as any other terms used herein for which we have not provided a definition.

“Acquired Indebtedness” means Indebtedness of any person existing at the time such person becomes a Subsidiary of ours, including by designation, or is merged or consolidated into or with us or one of our Subsidiaries.

“Acquisition” means the purchase or other acquisition of any person (or any business for which then current audited financial statements are available) or all or substantially all the assets of any person by any other person, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.

“Affiliate” means any person directly or indirectly controlling or controlled by or under direct or indirect common control with us. For purposes of this definition, the term “control” means the power to direct the management and policies of a person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise.

“Aggregate Market Capitalization” means the product of (1) the Current Market Price (as defined in this section) of our common stock multiplied by (2) the number of outstanding shares of our common stock.

“Average Life” means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing:

(1) the product of:

(A) the number of years (calculated to the nearest one-twelfth) from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument; multiplied by

(B) the amount of each such respective principal (or redemption) payment; divided by

(2) the sum of all such principal (or redemption) payments.

“Beneficial Owner” or “beneficial owner,” for purposes of the definitions of Change of Control has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act except that a person is deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

“Board of Directors” means, with respect to any person, the board of directors (or if such person is not a corporation, the equivalent board of managers or members or body performing similar functions for such person) of such person or any committee of the Board of Directors of such person authorized, with respect to any particular matter, to exercise the power of the board of directors of such person.

“Capitalized Lease Obligation” means, as to any person, the obligations of such person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness that is not itself otherwise capital stock), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

“Cash Equivalent” means:

(1) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof) and securities issued by any state of the United States of America or any political subdivision thereof having the highest rating obtainable from either Moody’s Investors Service Inc. or Standard & Poor’s Rating Services,

(2) time deposits, certificates of deposit, bankers’ acceptances and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million,

(3) commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor’s Corporation or at least P-2 or the equivalent thereof by Moody’s Investors Service, Inc.,

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in (1) and (2) above entered into with any financial institution meeting the qualifications specified in (2) above, or

(5) investment or money market funds, substantially all of the assets of which constitute Cash Equivalents of the kinds described in (1) through (4) of this definition,

and in the case of each of (1), (2), and (3), maturing within one year after the date of acquisition.

“Change in Control” will be deemed to have occurred at such time as:

(A) any person or group, as such term is used in Section 13(d) of the Exchange Act, together with any Affiliates:

(1) becomes the Beneficial Owner, directly or indirectly, of our Capital Stock which currently entitles such person or group and their Affiliates to exercise more than 50% of the total voting power of all classes of our Capital Stock entitled to vote generally in the election of directors, or

(2) succeeds, without the support of a majority of our then current Board of Directors, in having sufficient of its or their nominees elected to our Board of Directors and the persons so elected when added to any existing directors remaining on our Board of Directors who are Affiliates or are acting in concert with such person or group, constitute a majority of our Board of Directors;

(B) we are a party to any transaction pursuant to which our common stock is converted into the right to receive securities (other than our common stock), cash and/or property (or we, by dividend, tender, exchange offer or otherwise, distribute other securities, cash and/or property to holders of our common stock) and the value of all such securities, cash and/or property distributed in such transaction and any other transaction within the 12 months preceding consummation of such transaction (as determined in good faith by our Board of Directors) is more than 50% of the average daily closing price of our common stock for the five consecutive trading days immediately preceding the date of such transaction (or if earlier, the trading day immediately preceding the “ex” date for such transaction); or

(C) we consolidate with or merge into any other person or sell, convey, transfer or lease all or substantially all of our properties and assets to any person other than a Subsidiary, or any other person consolidates with or merges into us, (other than pursuant to any consolidation or merger where persons who are our shareholders immediately prior to such merger or consolidation become the Beneficial Owners of shares of Capital Stock of the surviving entity entitling them to exercise more than 50% of the total voting power of all classes of such surviving entity’s Capital Stock entitled to vote in the election of directors).

Notwithstanding the foregoing, the conversion or exchange of the exchange notes pursuant to the terms of the new indenture or otherwise into our Capital Stock by a person or group, together with any Affiliates, that would otherwise result in a Change of Control pursuant to the preceding clause (A)(1) or (A)(2) (to the extent such conversion also resulted in a Change of Control pursuant to clause (A)(1)) shall not be deemed a Change of Control until the person or person(s), together with any Affiliates, acquiring such Beneficial Ownership acquire Beneficial Ownership of our Capital Stock that currently entitles such person or group, together with any Affiliates, to exercise an additional 1% of the total voting power of all classes of our Capital Stock entitled to vote generally in the election of our directors.

“Commission” means the Securities and Exchange Commission.

“Consolidation” means, with respect to us, the consolidation of the accounts of the Subsidiaries with those of our company, all in accordance with GAAP. The term “consolidated” has a correlative meaning to the foregoing.

“Consolidated EBITDA” means, with respect to any person, for any period, the Consolidated Net Income of such person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of:

(1) Consolidated income tax expense,

(2) Consolidated depreciation and amortization expense,

(3) Consolidated Interest Expense,

(4) Debt extinguishment costs resulting from the redemption, repurchase, discharge or refinancing of our Indebtedness, and

(5) all other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such person and its Consolidated Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing Consolidated Net Income of such person, less the amount of all cash payments made by such person or any of its Subsidiaries during such period to the extent such payments relate to non-cash charges that were added back pursuant to clauses (2) or (5) above in determining Consolidated EBITDA for such period or any prior period; provided, that Consolidated income tax expense, depreciation and amortization non-cash expenses of a Subsidiary that is not a Wholly Owned Subsidiary shall only be added to the extent of our equity interest in such Subsidiary.

For the purposes of this calculation, the Consolidated Interest Expense of such person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Determination Date (as such term is defined in the definition of “Consolidated Net Leverage Ratio” below) had been the applicable rate for the entire period, unless such person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Determination Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

“Consolidated Interest Expense” of any person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of:

(A) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such person and its Consolidated Subsidiaries during such period, including:

(1) amortization of original issue discount and non-cash interest payments or accruals on any Indebtedness (excluding amortization of debt issuance costs),

(2) the interest portion of all deferred payment obligations, and

(3) all commissions, discounts and other fees and charges owed by such person or its Consolidated Subsidiaries and not reimbursed by third parties with respect to bankers’ acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, and

(B) the amount of dividends accrued or payable by such person or any of its Consolidated Subsidiaries (other than dividends paid in shares of Qualified Capital Stock) in respect of Preferred Stock (other than by our Subsidiaries to us).

For purposes of this definition:

(1) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by us to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and

(2) interest expense attributable to any Indebtedness represented by the guaranty by such person or a Subsidiary of such person of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

“Consolidated Net Income” means, with respect to any person for any period, the net income (or loss) of such person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication):

(A) all gains (but not losses) which are either extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any capital stock), together with any related provisions for taxes on any such extraordinary, unusual or non-recurring gain; provided that gains attributable to payments from mission success insurance policies shall not be excluded to the extent of any offsetting loss incurred during such period resulting from the failure to which such policy payment relates,

(B) the net income, if positive, of any person, other than a Consolidated Subsidiary, in which such person or any of its Consolidated Subsidiaries has an interest except to the extent of the amount of any dividends or distributions actually paid in cash to such person or a Consolidated Subsidiary of such person during such period, but in any case not in excess of such person’s pro rata share of such person’s net income for such period,

(C) the net income, if positive, of any of such person’s Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary,

(D) all dividends and distributions from any Subsidiary for such period that are a net reduction in Investments of such person made in such Subsidiary,

(E) the cumulative effect of any change in accounting principles, and

(F) the amortization of original issue discount on the exchange notes and the amortization of debt issuance costs, in each case to the extent such amount is not paid in cash.

“Consolidated Net Leverage Ratio” of any person on any date of determination (the “Determination Date”) means the ratio, on a pro forma basis after giving effect to the repayment, repurchase, redemption, defeasance or other acquisition, retirement or discharge of Indebtedness in connection with the transaction for which such determination is being made, of (a) an amount equal to (1) the aggregate amount of Consolidated Indebtedness of such person and its Subsidiaries on such Determination Date, minus (2) the aggregate amount of cash and Cash Equivalents of such person and its Subsidiaries on such Determination Date; to (b) the aggregate amount of our Consolidated EBITDA for the Reference Period attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of); provided, that for purposes of such calculation:

(1) Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Determination Date shall be assumed to have occurred on the first day of the Reference Period,

(2) transactions giving rise to the need to calculate the Consolidated Net Leverage Ratio shall be assumed to have occurred on the first day of the Reference Period, and

(3) the incurrence of any Indebtedness (including issuance of any Disqualified Capital Stock) during the Reference Period or subsequent to the Reference Period and on or prior to the Determination Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) (other than Indebtedness incurred under any revolving credit facility) shall be assumed to have occurred on the first day of the Reference Period.

“Consolidated Net Worth” of any person at any date means the aggregate consolidated stockholders’ equity of such person (plus amounts of equity attributable to preferred stock) and its Consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity):

(a) the amount of any such stockholders’ equity attributable to Disqualified Capital Stock or treasury stock of such person and its Consolidated Subsidiaries,

(b) all upward revaluations and other write-ups in the book value of any asset of such person or a Consolidated Subsidiary of such person subsequent to the Issue Date, and

(c) all investments in Subsidiaries that are not Consolidated Subsidiaries and in persons that are not Subsidiaries.

“Consolidated Subsidiary” means, for any person, each Subsidiary of such person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such person in accordance with GAAP.

“Credit Agreement” means that certain Loan Agreement dated as of February 11, 2005 by and between SPACEHAB, Incorporated and First American Bank, SSB, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time, whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term “Credit Agreement” shall include one or more agreements in respect of Interest Swap and Hedging Obligations and letter of credit facilities with lenders (or Affiliates thereof) party to the Credit Agreement and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any Credit Agreement:

(1) extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,

(2) adding or deleting borrowers or guarantors thereunder, so long as borrowers and guarantors include one or more of our company and our Subsidiaries and their respective successors and assigns,

(3) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred it would not be prohibited by the covenant “—Limitation on Incurrence of Senior Secured Indebtedness and Assumption of Acquired Indebtedness,” or

(4) otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the new indenture.

“Current Market Price” means (A) with respect to paragraphs (2), (4) and (5) under “—Conversion Rights—Adjustments to Conversion Price,” the average of the daily closing prices of our common stock for the 5 consecutive trading days selected by us commencing not more than 20 trading days before, and ending not later than, the date in question; provided, however, that

(1) if the “ex” date for any event (other than the issuance or distribution requiring such computation) that requires an adjustment to the conversion price (“Other Event”) occurs on or after the 20th trading day prior to the date in question and prior to the “ex” date for the issuance or distribution requiring such computation (the “Current Event”), then the closing price for each trading day prior to the “ex” date for such Other Event shall be adjusted by multiplying such closing price by the same fraction by which the conversion price is so required to be adjusted as a result of such Other Event;

(2) if the “ex” date for any Other Event occurs after the “ex” date for the Current Event and on or prior to the date in question, then the closing price for each trading day on and after the “ex” date for such Other Event shall be adjusted by multiplying such closing price by the reciprocal of the fraction by which the conversion price is so required to be adjusted as a result of such Other Event;

(3) if the “ex” date for any Other Event occurs on the “ex” date for the Current Event, one of those events shall be deemed for purposes of clauses (1) and (2) above to have an “ex” date occurring prior to the “ex” date for the other event, and

(4) if the “ex” date for the Current Event is on or prior to the date in question, after taking into account any adjustment required pursuant to clause (2) above, then the closing price for each trading day on or after such “ex” date shall be adjusted by adding thereto the amount of any cash and the fair market value on the date in question as determined in good faith by the Board of Directors of the portion of the rights, warrants, options, evidences of indebtedness, shares of capital stock, securities, cash or property being distributed applicable to one share of our common stock; and

(B) with respect to paragraph (6) under “—Conversion Rights—Adjustment to Conversion Price,” the average of the daily closing prices of our common stock for the 5 consecutive trading days selected by us commencing on or after the latest of:

•	the date 20 trading days before the date in question;

•	the date of commencement of the tender or exchange offer requiring such computation; and

•	the date of the last amendment, if any, of such tender or exchange offer involving a change in the maximum number of shares for which tenders are sought or a change in the consideration offered, and ending not later than the date of the expiration of such tender or exchange offer (or, if such expiration time occurs before the close of trading on a trading day, not later than the trading day immediately preceding the date of such expiration);

provided, however, that if the “ex” date for any Other Event (other than the tender or exchange offer requiring such computation) occurs on or after the commencement date for such tender or exchange offer and on or prior to the date of expiration for the tender or exchange offer requiring such computation, the closing price for each trading day prior to the “ex” date for such Other Event shall be adjusted by multiplying such closing price by the same fraction by which the conversion price is so required to be adjusted as a result of such other event.

“Disqualified Capital Stock” means with respect to any person:

(A) any Equity Interests of such person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased, including at the option of the holder thereof, by such person or any of its Subsidiaries, in whole or in part, on or prior to 91 days following the Stated Maturity of the exchange notes, and

(B) any Equity Interests of any Subsidiary of such person other than any common equity with no preferences, privileges, and no redemption or repayment provisions.

Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Capital Stock solely because the holders thereof have the right to require us to repurchase such Equity Interests upon the occurrence of a Change of Control shall not constitute Disqualified Capital Stock if the terms of such Equity Interests provide that we may not repurchase or redeem any such Equity Interests pursuant to such provisions prior to our purchase of the exchange notes as are required to be purchased pursuant to the provisions of the new indenture as described under “—Repurchase of Notes at the Option of the Holder Upon a Change of Control.” Capital Stock subject to repurchase obligations pursuant to our and our Subsidiaries’ employee benefit plans shall not be considered Disqualified Capital Stock.

“Equity Interests” means Capital Stock or partnership, participation or membership interests and all warrants, options or other rights to acquire Capital Stock or partnership, participation or membership interests (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock or partnership, participation or membership interests).

“‘ex’ date” means:

(1) when used with respect to any issuance or distribution, the first date on which our common stock trades regular way on the relevant exchange or in the relevant market from which the closing price was obtained without the right to receive such issuance or distribution,

(2) when used with respect to any subdivision or combination of shares of our common stock, the first date on which our common stock trades regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective, and

(3) when used with respect to any tender or exchange offer, the first date on which our common stock trades regular way on such exchange or in such market after the expiration time of such tender or exchange offer.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“Existing Indebtedness” means the Indebtedness of our company and our Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date, reduced to the extent such amounts are repaid, refinanced or retired.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect from time to time.

“Indebtedness” of any person means, without duplication,

(A) all liabilities and obligations, contingent or otherwise, of such person, to the extent such liabilities and obligations would appear as a liability upon the Consolidated balance sheet of such person in accordance with GAAP,

(1) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof),

(2) evidenced by bonds, notes, debentures or similar instruments, or

(3) representing the balance deferred and unpaid of the purchase price of any property or services, except those incurred in the ordinary course of its business that would ordinarily constitute a trade payable to trade creditors (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 90 days past their original due date unless such accounts payable or other obligations are being contested in good faith, in which case they will not constitute Indebtedness pending final resolution of such dispute);

(B) all liabilities and obligations, contingent or otherwise, of such person,

(1) evidenced by bankers’ acceptances or similar instruments issued or accepted by banks,

(2) relating to any Capitalized Lease Obligation, or

(3) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit;

(C) all net obligations of such person under Interest Swap and Hedging Obligations;

(D) all liabilities and obligations of others of the kind described in the preceding clause (A), (B) or (C) that such person has guaranteed or provided credit support or that are otherwise its legal liability or which are secured by any assets or property of such person;

(E) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (A), (B), (C) or (D), or this clause (E), whether or not between or among the same parties; and

(F) all Disqualified Capital Stock of such person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends);

provided, that any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or U.S. Government Obligations (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of the indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness, shall not constitute “Indebtedness.”

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the new indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined in good faith by the board of directors (or equivalent body or person) of the issuer of such Disqualified Capital Stock.

The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, but the accretion of original issue discount in accordance with the original terms of Indebtedness issued with an original issue discount will not be deemed to be an incurrence and (2) the principal amount thereof, together with any interest, premium or penalties thereon that are more than 30 days past due, in the case of any other Indebtedness.

“Interest Swap and Hedging Obligation” means any obligation of any person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or floating rate of interest on the same notional amount.

“Investment” by any person in any other person means (without duplication):

(A) the acquisition (whether by purchase, merger, consolidation or otherwise) by such person (whether for cash, property, services, securities or otherwise) of Equity Interests, Capital Stock, bonds, notes, debentures or other securities, including any options or warrants, of such other person or any agreement to make any such acquisition;

(B) the making by such person of any deposit with, or advance, loan or other extension of credit to, such other person (including the purchase of property from another person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other person) or any commitment to make any such advance, loan or extension (but excluding accounts receivable, endorsements for collection or deposits arising in the ordinary course of business);

(C) other than guarantees of our Indebtedness to the extent permitted by the covenant “—Limitation on Incurrence of Senior Secured Indebtedness and Assumption of Acquired Indebtedness,” the entering into by such person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other person; and

(D) the making of any capital contribution by such person to such other person.

We will be deemed to make an Investment in an amount equal to the fair market value of the net assets of any person (or, if neither us nor any of our Subsidiaries has theretofore made an Investment in such person, in an amount equal to the Investments being made), at the time that such person is designated a Subsidiary, and any property transferred to a Subsidiary from us or our other Subsidiaries shall be deemed an Investment valued at its fair market value at the time of such transfer. We or any of our Subsidiaries shall be deemed to have made an Investment in a person that is or was a Subsidiary if, upon the issuance, sale or other disposition of any portion of our or our Subsidiary’s ownership in the Capital Stock of such person, such person ceases to be a Subsidiary. The fair market value of each Investment shall be measured at the time made or returned, as applicable.

“Issue Date” means the date of first issuance of the exchange notes under the new indenture.

“Lien” means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

“Make-Whole Premium” with respect to an exchange note means an amount equal to the present value of the remaining interest payments due on such exchange note to October 15, 2008, computed using a discount rate equal to the Treasury Rate on such date plus 1.00%.

“Permitted Indebtedness” means (without duplication):

(A) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $5 million;

(B) our other Existing Indebtedness; and

(C) Refinancing Indebtedness with respect to any Existing Indebtedness or Acquired Indebtedness or, with respect to our company, any Indebtedness described in clause (A) or incurred pursuant to the Consolidated Net Leverage Ratio test of the covenant “—Limitation on Incurrence of Senior Secured Indebtedness and Assumption of Acquired Indebtedness,” or which was refinanced pursuant to this clause (C).

“person” means any corporation, individual, limited liability company, joint stock company, joint venture, partnership, limited liability partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

“Preferred Stock” means any Equity Interest of any class or classes of a person (however designated) which is preferred as to payments of dividends, or as to distributions upon any liquidation or dissolution, over Equity Interests of any other class of such person.

“Pro Forma” or “pro forma” shall have the meaning set forth in Regulation S-X of the Securities Act, unless otherwise specifically stated herein.

“Qualified Capital Stock” means any of our Capital Stock that is not Disqualified Capital Stock.

“Reference Period” with regard to any person means the four full fiscal quarters for which financial statements are available (or such lesser period during which such person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the exchange notes or the new indenture.

“Refinancing Indebtedness” means Indebtedness (including Disqualified Capital Stock):

(A) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, replace, discharge or otherwise retire for value, in whole or in part, or

(B) constituting an amendment, modification or supplement to, or a deferral or renewal of (paragraphs (A) and (B) are, collectively, a “Refinancing”),

any Indebtedness (including Disqualified Capital Stock) in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees (including consent fees) and expenses incurred in connection with the Refinancing plus the amount of any premium paid in connection with such Refinancing) the lesser of:

(1) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness (including Disqualified Capital Stock) so Refinanced, and

(2) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing;

provided, that:

(A) such Refinancing Indebtedness shall only be used to refinance outstanding Indebtedness (including Disqualified Capital Stock) of such person issuing such Refinancing Indebtedness,

(B) such Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness (including Disqualified Capital Stock) to be so refinanced at the time of such Refinancing (or, if earlier, 91 days after the Stated Maturity of the exchange notes), and (y) in all respects, be no less contractually subordinated or junior, if applicable, to the rights of holders of the exchange notes than was the Indebtedness (including Disqualified Capital Stock) to be refinanced,

(C) such Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness (including Disqualified Capital Stock) to be so refinanced or, if sooner, 91 days after the Stated Maturity of the exchange notes, and

(D) such Refinancing Indebtedness shall be secured (if secured) in a manner no more adverse to the holders of the exchange notes than the terms of the Liens (if any) securing such refinanced Indebtedness, including, without limitation, the amount of Indebtedness secured shall not be increased (except to the extent of customary fees and expenses incurred in connection with the Refinancing plus the amount of any premium paid in connection with such Refinancing).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Senior Secured Indebtedness” means Indebtedness of us that is secured by a Lien.

“Stated Maturity,” when used with respect to any exchange note or any installment of principal thereof or interest thereon, means the date specified in such exchange note as the date on which the principal or such installment of principal or interest is due and payable.

“Subsidiary,” with respect to any person, means:

(1) a corporation a majority of whose Equity Interests entitled to vote in the election of directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, and

(2) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof has a majority ownership interest, or

(3) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner and in which such person, directly or indirectly, at the date of determination thereof has a majority ownership interest.

Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of us.

“Treasury Rate” for any date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the date of redemption is effected pursuant to the event requiring such redemption (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to October 15, 2008; provided, however, that if the period from the redemption date to October 15, 2008 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the redemption date to October 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, and the rules and regulations (and, if applicable, no-action letters) of the Commission thereunder.

“U.S. Government Obligations” means direct non-callable obligations of, or noncallable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

“Wholly Owned Subsidiary” means a Subsidiary all the Equity Interests of which (other than directors’ qualifying shares) are owned by us or one or more of our Wholly Owned Subsidiaries or a combination thereof.

DESCRIPTION OF OUR CAPITAL STOCK

The following description summarizes certain provisions of our Articles of Incorporation and our Bylaws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles of Incorporation, as amended and our Bylaws.

General

Our Articles of Incorporation authorize the issuance of up to 30,000,000 shares of common stock, no par value per share, and 2,500,000 shares of preferred stock, no par value per share.

Common Stock

All of our issued and outstanding shares of common stock are fully paid and nonassessable. Each holder of shares of our common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights. The holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by our Board of Directors out of funds legally available therefore, if any.

Upon the liquidation, dissolution or winding up of our business, the holders of shares of our common stock would be entitled to share ratably in the distribution of the assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock as described below. The holders of our common stock have no preemptive or other subscription rights to purchase shares of our stock and are not entitled to the benefits of any redemption or sinking fund provisions.

Preferred Stock

Our Articles of Incorporation authorize our Board of Directors to create and issue one or more series of preferred stock and determine the number of shares to be included in each such series and to fix the designation, powers, rights, preferences, limitations and qualifications of each series, to the extent permitted by the Articles of Incorporation and applicable law. Among other rights, our Board of Directors may determine, without the further vote or action by the stockholders:

•	the number of shares constituting the series and the distinctive designation of the series;

•	the dividend rate on the shares of the series, whether dividends will be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

•	whether the series will have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

•	whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as our Board of Directors shall determine;

•	whether or not the shares of that series shall be redeemable or exchangeable, and, if so, the terms and conditions of such redemption or exchange, as the case may be, including the date or dates upon or after which they shall be redeemable or exchangeable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

•	whether the series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund, and

•	the rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

Except for any difference so provided by our Board of Directors, the shares of all series of preferred stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation.

Series B Convertible Preferred Stock

Our Board of Directors has designated a series of preferred stock consisting of 1,333,334 shares of Series B convertible preferred stock having the terms described below.

Dividend Rights. The holders of Series B convertible preferred stock are entitled to receive such dividends as may be lawfully declared in the discretion of our Board of Directors. In the event that we declare a dividend with respect to our outstanding common stock, the holders of our Series B convertible preferred stock are entitled to the amount of dividends payable on the number of shares of common stock into which their shares of Series B convertible preferred stock could be converted as of the date of such distribution.

Conversion. Each share of Series B convertible preferred stock is convertible, at the option of the holder, into such number of shares of common stock equal to the amount determined by dividing $9.00 per share by the applicable conversion price, which is currently $9.00 per share. The conversion price is subject to adjustment upon the occurrence of certain events, including a subdivision or combination of our outstanding shares of common stock or payment of dividends or other distributions to the holders of our shares of common stock in additional shares of our common stock or other securities.

Voting Rights. The holders of our Series B convertible preferred stock have the right to one vote for each share of common stock into which each such share of Series B convertible preferred stock could then be converted, and except as described below or as required by law, voting together as a single class with holders of our common stock. For so long as EADS Space Transportation GmbH and its successors and assignees own at least 400,000 shares of our Series B convertible preferred stock or the common stock convertible upon exercise of such shares, holders of the Series B convertible preferred stock elect one director to our board of directors and holders of our common stock elect the remaining directors. Certain actions affecting the rights of holders of Series B convertible preferred stock, such as issuing capital stock ranking prior to or on parity with the Series B convertible preferred stock, amending our Articles of Incorporation or Bylaws in a manner adversely affecting the rights of holders of Series B convertible preferred stock, or issuing additional shares of Series B convertible preferred stock, require the approval of a majority of the shares of Series B convertible preferred stock outstanding.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the holders of the then outstanding shares of Series B convertible preferred stock are entitled to receive $9.00 per share. This amount will be adjusted upon a stock dividend, stock split, combination or other recapitalization. In addition, such holders are entitled to receive an amount equal to declared or accrued but unpaid dividends, if any. If our assets and funds are insufficient to permit the payment to the holders of our Series B convertible preferred stock of their full preferential amounts, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of our Series B convertible preferred stock and any other class or series ranking on liquidation in parity with our Series B convertible preferred stock. After the payment of all preferential amounts to the holders of our Series B convertible preferred stock and any other class or series ranking on parity, all remaining amounts will be distributed to the holders of stock ranking junior to our Series B convertible preferred stock.

Change in Control. A consolidation or merger with another entity in which our outstanding securities are exchanged for securities or other consideration of such other entity or the sale of substantially all of our assets, will, upon the election of holders of a majority of the outstanding Series B convertible preferred stock, be treated as a liquidation for purposes of redeeming our Series B convertible preferred stock.

Redemption or Repurchase. Our Articles of Incorporation contain no specific restrictions on the repurchase or redemption of our Series B convertible preferred stock.

Registration Rights

We have granted to EADS, a German corporation and successor to DaimlerChrysler Aerospace AG, demand and incidental registration rights in connection with their prior acquisition of our Series B convertible preferred stock, subject to certain conditions. We have also granted similar demand and incidental registration rights to Poly Ventures, Limited Partnership and BEA Associates, Inc. in connection with their prior acquisition of shares of our common stock, subject to certain conditions.

In general, EADS, or its permitted transferees or assignees, have the right, on up to four occasions, to cause us to register under the Securities Act common stock issuable upon conversion of the Series B convertible preferred stock held by EADS. Poly Ventures, Limited Partnership and BEA Associates, Inc., and their respective permitted transferees and assignees, also have the right, on up to two occasions, to cause us to register their holdings of common stock under the Securities Act. EADS, Poly Ventures, Limited Partnership and BEA Associates, Inc., or their respective permitted transferees or assignees, are also entitled, if we determine to file a registration statement covering any of our securities under the Securities Act, whether pursuant to a demand by other security holders or a shelf registration on behalf of other security holders, or otherwise, to notice by us regarding such contemplated registration of securities and have the right to request that we include in such registration their common stock, subject to certain marketing restrictions determined by the managing underwriter or underwriters, if any. We are required to bear all registration expenses, other than selling costs, e.g., underwriting discounts, selling commissions and taxes.

Articles of Incorporation and Bylaws

The rights of our shareholders are governed by the Washington Business Act, our Articles of Incorporation and our Bylaws. Certain provisions of our Articles of Incorporation and our Bylaws, which are summarized below, may discourage or make more difficult a takeover attempt that a shareholder might consider in its best interest.

Our Board of Directors has the authority to issue up to 2,500,000 shares of preferred stock. The issuance of such preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock, including the loss of voting control to others.

Our Articles of Incorporation prohibit shareholders from taking action by written consent in lieu of an annual or special meeting. In addition, special meetings of shareholders may only be called by the Chairman of the Board, the President, or a majority of the Board of Directors. Special meetings may not be called by shareholders.

Anti-Takeover Effects of Washington Law

Chapter 23B.19 of the Washington Business Act prohibits a corporation, with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons that beneficially owns 10% or more of the corporation’s outstanding voting securities for a period of five years after such an acquisition unless a majority of the directors approves, prior to the acquisition date, either the significant business transaction or the purchase of shares made by the acquiring person or group of persons acting in concert or under common control on the acquisition date. The prohibited significant business transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from such person or groups of persons, or allowing such person or group of persons to receive any disproportionate benefit as a shareholder. These provisions may have the effect of delaying, deterring or preventing a change in control.

Nasdaq National Market Listing

Our common stock trades on the Nasdaq National Market under the trading symbol “SPAB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is the American Stock Transfer and Trust Company.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the exchange notes will be passed upon for us by our attorneys, Haynes and Boone, LLP. Certain matters will be passed upon for Jefferies & Company, Inc., in its capacity as a dealer manager, by Skadden, Arps, Slate, Meagher & Flom LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The financial statements as of June 30, 2004 and for the year then ended, included in this prospectus, have been audited by Grant Thornton LLP, independent registered public accounting firm, as stated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The financial statements as of June 30, 2003 and for the years ended June 30, 2003 and 2002, included in the prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

INDEX TO FINANCIAL STATEMENTS

Page
Reports of Independent Registered Public Accounting Firm	F-2
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2005 (unaudited) and June 30, 2004	F-4
Unaudited Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2005 and 2004 and for the Nine Months Ended March 31, 2005 and 2004	F-5
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 2005 and 2004	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-7
Consolidated Balance Sheets as of June 30, 2004 and 2003	F-16
Consolidated Statements of Operations for the Years Ended June 30, 2004, 2003 and 2002	F-17
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the Years Ended June 30, 2004, 2003 and 2002	F-18
Consolidated Statements of Cash Flows for the Years Ended June 30, 2004, 2003 and 2002	F-19
Notes to Consolidated Financial Statements	F-20

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SPACEHAB, Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheet of SPACEHAB, Incorporated and subsidiaries (the “Company”) as of June 30, 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the year then ended June 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/    Grant Thornton LLP

Houston, Texas

September 2, 2004

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

SPACEHAB, Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheet of SPACEHAB, Incorporated and subsidiaries (the Company) as of June 30, 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPACEHAB, Incorporated and subsidiaries as of June 30, 2003 and the consolidated results of their operations and their cash flows for each of the two years in the period ended June 30, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 26, the consolidated statement of cash flows for the year ended June 30, 2003 has been changed from that on which we reported previously to correct the classification of insurance proceeds received as a result of the loss of the Company’s research double module.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective July 1, 2002.

/s/    Ernst & Young LLP

McLean, Virginia

August 20, 2003

except for Note 26 as to which the date is

July 11, 2005

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share data)

	March 31, 2005	June 30, 2004
	(unaudited)
ASSETS
Cash and cash equivalents	$5,122	$506
Restricted cash	872	430
Short-term investments	—	5,037
Restricted short-term investments	—	1,604
Accounts receivable, net	9,459	7,878
Prepaid expenses and other current assets	895	495

Total current assets	16,348	15,950
Property and equipment, net of accumulated depreciation and amortization of $53,640 and $49,755, respectively	$76,530	$79,600
Deferred financing costs, net	1,048	1,163
Other assets, net	1,799	3,212

Total assets	$95,725	99,925

LIABILITIES AND STOCKHOLDERS’ EQUITY
Revolving loan payable	$—	$1,445
Mortgage loan payable, current portion	1,946	1,946
Accounts payable	1,335	2,424
Accounts payable-EADS	1,057	3,262
Accrued interest	2,358	1,108
Accrued expenses	2,414	3,600
Accrued subcontracting services	3,752	2,176
Deferred revenue, current portion	2,429	6,340

Total current liabilities	15,291	22,301
Accrued contract cost and other	255	372
Deferred revenue, net of current portion	—	900
Mortgage loan payable, net of current portion	2,244	3,692
Convertible subordinated notes payable	63,250	63,250

Total liabilities	81,040	90,515
Commitments and contingencies
Stockholders’ equity
Preferred Stock, no par value, convertible, 2,500,000 shares authorized, 1,333,334 shares issued and outstanding, (liquidation preference of $9.00 per share)	11,892	11,892
Common stock, no par value, 30,000,000 shares authorized, 12,760,227 and 12,688,062 shares issued, respectively	83,857	83,751
Less treasury stock, 116,100 and 116,100 shares, respectively, at cost	(117)	(117)
Additional paid-in capital	16	16
Accumulated deficit	(80,963)	(86,132)

Total stockholders’ equity	14,685	9,410

Total liabilities and stockholders’ equity	$95,725	$99,925

See accompanying notes to unaudited condensed consolidated financial statements.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except share data)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2005	2004	2005	2004
Revenue	$14,272	$14,800	$40,443	$66,466
Costs of revenue	11,085	9,815	32,592	36,172

Gross profit	3,187	4,985	7,851	30,294

Operating expenses
Selling, general and administrative	2,321	2,545	6,556	8,880
Research and development	21	7	37	9
Goodwill impairment	—	—	—	8,274
Impairment of investment in Guigne	—	—	—	1,800
Recovery of nonrecurring charge, loss of Research Double Module	—	—	(8,244)	—

Total operating expenses	2,342	2,552	(1,651)	18,963

Income from operations	845	2,433	9,502	11,331
Interest expense	(1,413)	(2,177)	(4,299)	(6,776)
Interest and other income, net	40	22	121	97

Income (loss) before income taxes	(528)	278	5,324	4,652
Income tax expense	(13)	(11)	(155)	(251)

Net income (loss)	$(541)	$267	$5,169	$4,401

Income (loss) per share:
Net income (loss) per share—basic	$(0.04)	$0.02	$0.41	$0.35

Shares used in computing net income (loss) per share—basic	12,626,130	12,476,342	12,603,240	12,415,977

Net income (loss) per share—diluted	$(0.04)	$0.02	$0.36	$0.31

Shares used in computing net income (loss) per share—diluted	12,626,130	14,264,818	14,203,597	14,039,798

See accompanying notes to unaudited condensed consolidated financial statements.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Nine Months Ended March 31,
	2005	2004
Cash flows from operating activities	Restated
Net income	$5,169	$4,401
Adjustments to reconcile net income to net cash provided by operating activities:
Goodwill impairment	—	8,274
Recovery of nonrecurring charge, loss of Research Double Module	(8,244)	—
Impairment of investment in Guigne	—	1,800
Amortization of debt placement costs	—	729
Depreciation and amortization	3,953	4,206
Loss on asset sales and write-offs	29	358
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	(1,581)	953
Increase in prepaid expenses and other current assets	(400)	(329)
(Increase) Decrease in other assets	1,413	(30)
Decrease in accounts payable, accounts payable-EADS and accrued expenses	(3,230)	(4,412)
Increase in accrued subcontracting services	1,576	12
Decrease in deferred revenue	(4,811)	(8,581)
Decrease in long-term contracts costs and other liabilities	(117)	(94)

Net cash provided by operating activities	(6,243)	7,287

Cash flows from investing activities
Payments for flight assets under construction	(62)	(426)
Purchases of property, equipment and leasehold improvements	(750)	(868)
Proceeds received from sale of property and equipment	15	46
Sale of short-term investments	6,641	7,419
Proceeds from contract indemnification	8,244	—
Increase in restricted cash	(442)	—

Net cash provided by investing activities	13,646	6,171

Cash flows from financing activities
Repayment of revolving loan payable, net	(1,445)	—
Payment of mortgage loan	(1,448)	(10,978)
Payment of convertible notes payable to shareholder	—	(2,004)
Proceeds from issuance of common stock, net of expenses	106	273
Purchase of treasury stock	—	(6)

Net cash used in financing activities	(2,787)	(12,715)

Net change in cash and cash equivalents	4,616	743
Cash and cash equivalents at beginning of period	506	1,301

Cash and cash equivalents at end of period	$5,122	$2,044

See accompanying notes to unaudited condensed consolidated financial statements.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

1. The Company

Incorporated in 1984, SPACEHAB was the first company to commercially develop, own and operate pressurized space habitat modules which serve the international community in supporting both manned and unmanned missions to space. SPACEHAB and its subsidiaries provide the following services:

•	Access to space through the use of research and logistics modules and carriers

•	Expertise on space architectures, habitability and occupational challenges of space

•	Facility operations and spacecraft processing services

•	Engineering, analysis, and space payload transportation services

•	Program integration and control

•	Space equipment and product design and development

•	Space media, education, and retail goods

Through our SPACEHAB Flight Services (“SFS”) business unit, the Company owns pressurized space habitat modules which are carried in the cargo bay of the space shuttle to provide capacity and workspace for cargo and research payloads, and unpressurized integrated cargo carriers which also are carried in the cargo bay of the space shuttle providing unpressurized capacity for cargo payloads such as International Space Station spare and component parts. The need for our modules and ICCs depends on the specific requirements of each space shuttle mission. When our equipment is deployed on a space shuttle mission we provide the mission integration and operations support required to successfully configure, load, operate and ultimately unload our modules and/or ICCs. We also solicit research payloads worldwide for space shuttle missions when space is available on our modules beyond NASA’s requirements and have provided similar research payload marketing for the Russian Progress spacecraft and the European ATV. Through March 31, 2005, SPACEHAB modules and ICCs have flown on 18 missions on the space shuttle, including 12 logistics missions (five to the ISS and seven to the Russian space station Mir).

SPACEHAB provides commercial satellite processing facilities and services through its wholly-owned subsidiary, Astrotech Space Operations, Inc. (“Astrotech” or “ASO”). Astrotech is a commercial provider of satellite processing services in the United States, supplying the facilities and services used in the launch preparation of spacecraft. We offer customers an alternative to using government-owned facilities and serve payload customers launching on a wide range of expendable launch vehicles including Atlas, Delta, Pegasus, Sea Launch, and Taurus, as well as secondary payloads flown on the space shuttle. In fiscal year 2002, We completed construction of a state-of-the-art processing facility in Titusville, Florida to process larger five-meter class satellites and payload fairings for the Evolved Expendable Launch Vehicle (“EELV”) programs. With more than 220 satellites processed, ASO diversifies SPACEHAB’s customer base and broadens our core competencies.

SPACEHAB Government Services (“SGS”) provides engineering support services for the U.S. Government and various commercial industries. As a NASA contractor for over 30 years, this unit offers a wide array of products and services in the engineering, program integration and control, and product development disciplines. Specifically, SGS manages projects in need of comprehensive engineering solutions and provides unique capabilities such as specialty engineering, hardware design and development, and configuration and data management.

Space Media, Inc. (“SMI”), a majority-owned subsidiary intended to create proprietary space-themed content for education and commerce, now provides the space enthusiast with a variety of services. These services range from outfitting a comprehensive space exhibit to providing astronaut appearances and product

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

endorsements including an online retailing outlet, TheSpaceStore.com. This website and retail store, adjacent to NASA’s Johnson Space Center in Houston, offers more than 500 products, providing distinctive and personalized gifts, clothing, mission patches, and more. Through the STARS Program, SMI also provides educational and outreach services to schools around the globe.

2. Basis of Presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring accruals, except as discussed elsewhere within, necessary for a fair presentation of the consolidated financial position of SPACEHAB, Incorporated and its subsidiaries as of March 31, 2005, and the results of its operations and cash flows for the periods ended March 31, 2005 and 2004. However, the condensed consolidated financial statements are unaudited and do not include all related footnote disclosures. Certain amounts presented for prior periods have been reclassified to conform with the fiscal year 2005 presentation.

The consolidated results of operations for the three and nine month periods ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full year. Our results of operations have fluctuated significantly from quarter to quarter. The interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

The Company’s cash and short-term investments were approximately $6.0 million, of which $0.9 million is restricted, as of March 31, 2005. Management believes that we have sufficient liquidity, including cash and short-term investments, advances available under the Company’s revolving credit facility, and cash anticipated or expected to be generated from operations to fund ongoing operations. We also expect to utilize existing cash and cash anticipated from future operations for research and development activities, and for new business initiatives.

3. Earnings per Share

The following are reconciliations of the numerators and denominators of the basic and diluted earnings per share (“EPS”) computations for the three and nine month periods ended March 31, 2005 and 2004 (in thousands, except per share data):

	Three months ended March 31, 2005			Three months ended March 31, 2004
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:
Income (loss) available to common stockholders	$(541)	12,626,130	$(0.04)	$267	12,476,342	$0.02
Effect of dilutive securities:
Options and warrants, using the treasury stock method	—	—	—	—	455,142	—
Convertible preferred shares	—	—	—	—	1,333,334	—

Diluted EPS:
Income (loss) available to common stockholders	$(541)	12,626,130	$(0.04)	$267	14,264,818	$0.02

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

	Nine months ended March 31, 2005			Nine months ended March 31, 2004
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:
Income available to common stockholders	$5,169	12,603,240	$0.41	$4,401	12,415,977	$0.35
Effect of dilutive securities:
Options and warrants, using the treasury stock method	—	267,023	—	—	290,487	—
Convertible preferred shares	—	1,333,334	—	—	1,333,334	—

Diluted EPS:
Income available to common stockholders	$5,169	14,203,597	$0.36	$4,401	14,039,798	$0.31

Convertible notes payable outstanding as of March 31, 2005, convertible into 4,642,202 shares of common stock at $13.625 per share and due October 2007, were not included in the computation of diluted EPS for the three and nine months ended March 31, 2005 and 2004, as the conversion price of the convertible notes payable per share was greater than the average market price of the common shares during the periods.

Options to purchase 1,877,313 shares of common stock outstanding at March 31, 2005 were not included in diluted EPS for the three months ended March 31, 2005 as they were anti-dilutive to the Company’s net loss. The options expire between July 2, 2005 and August 16, 2014.

Options to purchase 1,363,559 shares of common stock, at prices ranging from $2.08 to $11.75 per share, were outstanding at March 31, 2005 but were not included in diluted EPS for the nine months ended March 31, 2005 as the option prices were greater than the average market price of the common shares during the period. The options expire between July 2, 2005 and August 16, 2014.

Options to purchase 1,422,411 shares of common stock, at prices ranging from $3.44 to $12.00 per share, were outstanding at March 31, 2004 but were not included in diluted EPS for the three months ended March 31, 2004 as the option prices were greater than the average market price of the common shares during the period. The options expire between July 13, 2004 and February 12, 2011.

Options to purchase 1,468,441 shares of common stock, at prices ranging from $2.31 to $12.00 per share, were outstanding at March 31, 2004 but were not included in diluted EPS for the nine months ended March 31, 2004 as the option prices were greater than the average market price of the common shares during the period. The options expire between July 13, 2004 and July 23, 2011.

4. Revenue Recognition

Our business units’ revenue is derived primarily from long-term contracts with the U.S. Government, U.S. Government contractors, and commercial customers. Revenue under these contracts are recognized using the methods described below. Estimating future costs and, therefore, revenues and profits is a process requiring a high degree of management judgment. Management bases its estimate on historical experience and on various assumptions that are believed to be reasonable under the circumstances including the negotiation of an equitable adjustment on the Research and Logistics Mission Support (“ReALMS”) contract which was added to the contract as a pricing amendment due to the delay in the return to flight of the space shuttle. Costs to complete include, when appropriate, material, labor, subcontracting costs, lease costs, commissions, insurance and

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

depreciation. Our business segment personnel perform periodic contract status and performance reviews. In the event of a change in total estimated contract cost or profit, the cumulative effect of such change is recorded in the period that the change in estimate occurs.

A Summary of Revenue Recognition Methods Follows:

Business Segment	Services/Products Provided	Contract Type	Method of Revenue Recognition
SPACEHAB Flight Services	Commercial Space Habitat Modules, Integration & Operations Support Services	Firm Fixed Price	Percentage-of-completion based on costs incurred

Astrotech Space Operations	Payload Processing Facilities	Firm Fixed Price—Mission Specific	Ratably, over the occupancy period of a satellite within the facility from arrival through launch

		Firm Fixed Price—Guaranteed Number of Missions	For multi-year contract payments recognized ratably over the contract period

SPACEHAB Government Services	Configuration Management, Engineering Services	Cost Plus Award/Fixed Fee	Reimbursable costs incurred plus award/fixed fee

Space Media, Inc.	Space-Themed Commercial Products/Activities	Retail	Internet and retail sales recognized when goods are shipped

For the three and nine months ended March 31, 2005, the Company recognized revenue of approximately $0.6 million and $2.7 million, respectively, under the Japanese Experiment Thermal Incubator Service (“JETIS”) contract with the Mitsubishi Corporation, representing the Japanese Aerospace Exploration Agency (“JAXA”), that was entered into in 2000. Subsequent to the suspension of the space shuttle flights and destruction of SPACEHAB’s Research Double Module (“RDM”), we contracted for construction of certain space research equipment, for research space onboard the ISS, and for up to three Russian Progress cargo missions with V.J.F. Russian Consulting who is representing Rocket Space Corporation—Energia (“RSC-Energia”), a major Russian aerospace manufacturer and mission operator. Revenue on this contract is recognized on the percentage-of-completion method as costs are incurred.

The ReALMS contract expired January 31, 2004 and support for STS-121, 116, and 118 continues under a subcontract with Lockheed Martin Corporation (“Lockheed Martin”), effective February 1, 2004. We are currently providing these services under letter contract and we are in final contract negotiations with Lockheed Martin for this new contract. Pending finalization of contract negotiations with Lockheed Martin, we are providing asset maintenance and continuing services in anticipation of the contractual missions under letter agreements, generally entered into on a month-to-month basis. Revenues for the Lockheed Martin agreement are being accounted for under the percentage-of-completion method based on costs incurred over the period of the agreement. In April 2005 NASA announced the postponement of the return to flight of the space shuttle from mid May 2005 to mid July 2005. We expect this delay to have a marginal impact on our revenues and margins over the coming months as we continue the mission specific work and receive revenue for our asset maintenance fees.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

For the period ended March 31, 2003, we recognized a non-recurring charge of $50.3 million net of insurance proceeds, on the loss of its RDM in the Space Shuttle Columbia accident. Upon notification by NASA of its acceptance of our claim for indemnification of $8.0 million plus interest of $0.2 million, we recognized a recovery of $8.2 million of previously recognized loss in the period ended September 30, 2004. The Company received payment of the $8.2 million accounts receivable established for the period ended September 30, 2004 in October 2004. The $8.2 million has been reflected in cash flows from investing activities in the restated statement of cash flows for the nine months ended March 31, 2005.

5. Statements of Cash Flows—Supplemental Information

a) Cash paid for interest costs was $2.8 million and $4.9 million for the nine months ended March 31, 2005 and 2004, respectively. We did not capitalize any interest costs during the nine months ended March 31, 2005 or 2004.

b) We paid an immaterial amount of income taxes for the nine months ended March 31, 2005 and paid no income taxes the nine months ended March 31, 2004.

6. Credit Facilities

On August 29, 2002 we entered into a $5.0 million line of credit with a financial institution. The term of this credit facility was through August 28, 2005. Covenants included a liquidity ratio and a limited pledge of $5.6 million of the Company’s investment account. The restriction on the investment balance was equal to 111% of the borrowings on the line of credit. In June 2004 the credit agreement was amended again to remove the financial covenant on capital expenditures. Borrowing on this credit facility for the nine months ended March 31, 2005 was at a weighted average interest rate of 4.8%. This credit facility was replaced with a new revolving credit facility from another financial institution on February 11, 2005.

On February 11, 2005 we entered into a revolving credit facility with a bank providing for loans up to $5.0 million secured by the Company’s accounts receivable. Funds available under the revolving credit facility are limited to 80% of eligible accounts receivable and the Company is subject to various financial and other covenants including a minimum tangible net worth covenant, a cash flow coverage covenant, and a secured debt coverage covenant. As of March 31, 2005 there have been no borrowings under this revolving credit facility, and we posted a restricted cash balance of $314,000 in accordance with the financial covenants. As of March 31, 2005 there was $5.0 million available under this credit facility.

On August 30, 2001 our Astrotech subsidiary completed a $20.0 million financing of its Spacecraft Processing Facility (“SPF”) expansion project in Titusville, Florida (the “term loan”) with a financial institution. The proceeds of this financing were used to complete the construction of the SPF and supporting infrastructure. The term loan was collateralized primarily by the multi-year payload processing contracts with The Boeing Company (“Boeing”) and Lockheed Martin and by the building. The net book value of the building as of March 31, 2005 was $22.5 million. The term loan was scheduled to mature on January 15, 2011.

On October 1, 2004 Astrotech was notified by Boeing that it was exercising its termination rights with regards to its financial guarantees under the contract agreement with Astrotech for payload processing support services for the Delta launch vehicle program. Boeing indicated that the decision to terminate its guarantees for future Astrotech services was based on the downturn of the commercial expendable launch market rather than performance related considerations. We were in full compliance with the contract terms at the time of the termination. Under the contract provision related to termination of its financial guarantees, Boeing paid us $17.5 million representing consideration of future contract payments previously used to collateralize the obligation. In the quarter ending March 31, 2004 we repaid $9.5 million of principal on the term loan.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

In conjunction with the term loan, a swap agreement was required to be entered into to provide for a fixed rate of interest under the term loan commitment beginning January 15, 2002. The fixed rate of interest on the outstanding principal balance was 5.62% plus 225 basis points. The objective of the swap was to eliminate the variability of cash flows in the interest payments for the total amount of the variable rate debt, the sole source of which are changes in the USD-LIBOR-BBA interest rate. Due to the repayment of the Boeing portion of the term loan and the subsequent amendment of the loan agreement, the swap was no longer effective as a hedge. The unrealized loss in other comprehensive loss for the portion of the debt that was repaid in December 2004 was recorded as interest expense in the period ended March 31, 2004 in the amount of $0.8 million. We recognized interest expense of $0.4 million for the unamortized debt placement costs related to the debt repayment in the period ended March 31, 2004. We recognized as additional interest expense the unamortized debt placement costs of $0.2 million and the balance of the deferred loss on the swap in other comprehensive loss of $0.5 million in the third quarter of fiscal year 2004 in connection with the amendment of the loan agreement.

The term loan agreement was amended on January 29, 2004, whereby the maturity date was shortened to January 2007, the interest rate was fixed at 5.5% and the hedge requirement was eliminated. For the fiscal year ended June 30, 2004, approximately $11.4 million of principal was repaid and the outstanding balance was $5.6 million as of June 30, 2004. For the nine months ended March 31, 2005, approximately $1.4 million was repaid and the outstanding balance was $4.1 million as of March 31, 2005.

7. Segment Information

Based on our organization, we operate in four business segments: SFS, Astrotech, SGS, and SMI. SFS was founded to commercially develop space habitat modules that operate in the cargo bay of the space shuttles. SFS provides access to the modules and integration and operations support services for both NASA and commercial customers. Astrotech provides payload processing facilities and services to serve the spacecraft manufacturing and launch services industry. SGS is primarily engaged in providing engineering services and products to the Government including NASA. SMI was established in April 2000 to develop space-themed commercial business activities.

The Company’s chief operating decision maker utilizes both revenue and income (loss) before income taxes, in assessing performance and making overall operating decisions and resource allocations.

Three Months Ended March 31, 2005 (in thousands):	Revenue	Income (Loss) before income taxes	Net Fixed Assets	Depreciation And Amortization
SPACEHAB Flight Services	$10,007	$2,032	$30,279	$706
Astrotech	2,533	443	45,966	525
SPACEHAB Government Services	1,553	337	55	6
Space Media	179	(41)	—	—
Corporate and Other	—	(3,299)	230	93

	$14,272	$(528)	$76,530	$1,330

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Three Months Ended March 31, 2004 (in thousands):	Revenue	Income (Loss) before income taxes	Net Fixed Assets	Depreciation And Amortization
SPACEHAB Flight Services	$10,240	$3,996	$32,935	$842
Astrotech	2,542	416	47,422	524
SPACEHAB Government Services	1,826	171	125	15
Space Media	192	(15)	—	—
Corporate and Other	—	(4,290)	—	—

	$14,800	$278	$80,482	$1,381

Nine Months Ended March 31, 2005 (in thousands):	Revenue	Income (Loss) before income taxes	Net Fixed Assets	Depreciation And Amortization
SPACEHAB Flight Services	$28,351	$13,523	$30,279	$2,110
Astrotech	6,755	566	45,966	1,556
SPACEHAB Government Services	4,710	862	55	19
Space Media	627	(29)	—	—
Corporate and Other	—	(9,598)	230	268

	$40,443	$5,324	$76,530	$3,953

Nine Months Ended March 31, 2004 (in thousands):	Revenue	Income (Loss) before income taxes	Net Fixed Assets	Depreciation And Amortization
SPACEHAB Flight Services	$32,612	$9,381	$32,935	$2,635
Astrotech	24,654	16,169	47,422	1,518
SPACEHAB Government Services	8,601	(5,469)	125	53
Space Media	599	(25)	—	—
Corporate and Other	—	(15,404)	—	—

	$66,466	$4,652	$80,482	$4,206

8. Stock—Based Compensation

In December 2002 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Company’s stock at the date of the grant over the exercise price of the related option.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

If compensation costs for the Company’s stock options were determined based on SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income (loss) and earnings per share would have been as follows (in thousands, except per share amounts):

	Three Months Ended March 31,		Nine Months Ended March 31,
	2005	2004	2005	2004
Net income (loss), as reported	$(541)	$267	$5,169	$4,401
Deduct: Total stock-based compensation expense determined under fair value based Method (SFAS No. 123) for all awards, net of related tax effects	(70)	(75)	(157)	(248)

Pro forma net income (loss)	$(611)	$192	$5,012	$4,153

Earnings per share:
Basic—as reported	$(0.04)	$0.02	$0.41	$0.35
Diluted—as reported	$(0.04)	$0.02	0.36	$0.31

Basic—pro forma	$(0.05)	$0.02	$0.40	$0.33
Diluted—pro forma	$(0.05)	$0.01	$0.35	$0.30

9. Stock Repurchase

On March 25, 2003 the Board of Directors authorized the Company to repurchase up to $1.0 million of the Company’s outstanding common stock at market prices. Any purchases under the Company’s stock repurchase program may be made from time to time, in the open market, through block trades or otherwise in accordance with applicable regulations of the Securities and Exchange Commission (“SEC”). For the three and nine months ended March 31, 2005, the Company did not repurchase any shares. As of March 31, 2005, the Company had repurchased 116,100 shares at a cost of $117,320 under the program.

10. Related Party Transaction

The Company engaged in certain transactions with directors, executive officers, shareholders, and certain former officers during the nine months ended March 31, 2005. Following is a description of these transactions:

EADS Space Transportation

Dr. Graul, a member of SPACEHAB’s Board of Directors, is the Executive Vice President for EADS Space Transportation. EADS provides unpressurized payload and integration efforts to SPACEHAB on a fixed-price basis in addition to providing engineering services as required. For the three months ended March 31, 2005 and 2004, EADS’s payload and integration services included in cost of revenue were approximately $2.9 million and $1.5 million, respectively. For the nine months ended March 31, 2005 and 2004, EADS’s payload and integration services included in cost of revenue were approximately $9.2 million and $5.4 million, respectively.

V.J.F. Russian Consulting

On January 30, 2004 we entered into a subcontract agreement with V.J.F. Russian Consulting. The president of V.J.F. Russian Consulting, Vladimir Fishel, is a former Vice President of SPACEHAB who at the time of entering into a part-time employment agreement for other consulting activities was receiving severance payments from the Company on a part-time employment arrangement for other consulting activities. The services being provided under the subcontract agreement (valued at $2.6 million) is in support of a contract that SPACEHAB has with the Mitsubishi Corporation in support of JAXA. The amount paid for the three months ended March 31, 2005 was $0.3 million. The amount paid for the nine months ended March 31, 2005 was $0.7 million.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

On June 1, 2004 the Company entered into a consulting agreement with V.J.F. Russian Consulting for:

(1) Marketing and promotion of SPACEHAB capabilities and services to RSC-Energia, the Russian Federation Space Agency, and other Russian entities involved in the exploration and development of space;

(2) Supporting and assisting SPACEHAB in the negotiation of service contracts and agreements between Russian entities; and

(3) Providing technical expertise and services in support of SPACEHAB activities, under contracts with Russian entities.

Total commitments under the consulting agreement are $0.4 million, of which $0.1 million was paid in the three months ended March 31, 2005. For the nine months ended March 31, 2005, $0.2 million was paid.

11. Recent Accounting Pronouncement

The FASB has issued Statement 123R (revised 2004), Share-Based Payment. Statement 123(R) which will, with certain exceptions, require entities that grant stock options and shares to employees to recognize the fair value of those options and shares as compensation cost over the service (vesting) period in their financial statements. The measurement of that cost will be based on the fair value of the equity or liability instruments issued. The effective date for Statement 123(R) for the Company is the fiscal year beginning July 1, 2005. We have not yet made an assessment as to the impact on the Company’s financial statements.

12. Subsequent Events

On April 28, 2005 we consummated the sale and simultaneous leaseback of our Cape Canaveral Florida SPPF. The sales price of the building was $4.8 million including a note receivable of $0.7 million due December 2010. We received $4.1 million in cash of which $0.3 million was used for expenses related to the transaction. We will lease the building back for an initial term expiring December 31, 2010 with an option to renew for one additional five-year term. In accordance with FASB 28, the Company will defer the gain of approximately $0.5 million from the sale leaseback transaction and recognize it as an offset to rent expense over the five-year lease term.

In April 2005 NASA announced the postponement of the return to flight of the space shuttle from mid May 2005 to mid July 2005. The delay is expected to have a small impact on our revenues and margins over the coming months as we continue the mission specific work now underway and are protected in our contractual arrangements with a periodic asset maintenance fee applicable to provide and maintain our space assets pending launch.

13. Statement of Cash Flows

For the period ending March 31, 2005, the statement of cash flows has been changed from that reported previously to classify the proceeds received from NASA related to the loss of our Research Double Module as an investing cash flow consistent with the guidance in footnote 5 of Financial Accounting Standards No. 95, “Statement of Cash Flows”. The proceeds were reported previously as an operating cash flow.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)

	June 30,
	2004	2003
Assets
Current assets
Cash and cash equivalents	$506	$1,301
Restricted cash	430	—
Short-term investments	5,037	14,047
Restricted short-term investments	1,604	—
Accounts receivable, net	7,878	6,780
Prepaid expenses and other current assets	495	343

Total current assets	15,950	22,471

Property and equipment
Flight assets	64,476	63,970
Module improvements in progress	913	305
Payload processing facilities	45,895	46,026
Furniture, fixtures, equipment and leasehold improvements	18,071	22,088

	129,355	132,389
Less accumulated depreciation and amortization	(49,755)	(48,700)

Property and equipment, net	79,600	83,689

Goodwill, net	—	8,274
Investment in Guignè, net	—	1,800
Deferred financing costs, net	1,163	2,182
Other assets, net	3,212	2,940

Total assets	$99,925	$121,356

Liabilities and Stockholders’ Equity
Current liabilities
Revolving loan payable	$1,445	$—
Convertible notes payable to shareholder, current portion	—	2,004
Mortgage loan payable, current portion	1,946	2,218
Accounts payable	2,424	3,231
Accounts payable—EADS	3,262	7,824
Accrued interest	1,108	1,365
Accrued expenses	3,600	2,687
Accrued subcontracting services	2,176	522
Deferred revenue, current portion	6,340	7,370

Total current liabilities	22,301	27,221

Accrued contract costs and other	372	255
Deferred revenue, net of current portion	900	8,734
Mortgage loan payable, net of current portion	3,692	16,806
Convertible subordinated notes payable	63,250	63,250

Total liabilities	90,515	116,266

Commitments and contingencies
Stockholders’ equity
Preferred stock, no par value, convertible, authorized 2,500,000 shares, issued and outstanding 1,333,334 shares, (liquidation preference of $9.00 per share)	11,892	11,892
Common stock, no par value, 30,000,000 shares authorized 12,688,062 and 12,484,779 shares issued, respectively	83,751	83,446
Treasury stock, 116,100 and 109,800 shares, respectively, at cost	(117)	(111)
Additional paid-in capital	16	16
Accumulated other comprehensive loss	—	(1,946)
Accumulated deficit	(86,132)	(88,207)

Total stockholders’ equity	9,410	5,090

Total liabilities and stockholders’ equity	$99,925	$121,356

See accompanying notes to consolidated financial statements.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year ended June 30, 2004	Year ended June 30, 2003	Year ended June 30, 2002
Revenue	$77,606	$94,963	$102,773

Costs of revenue	45,678	78,791	81,767

Gross profit	31,928	16,172	21,006

Operating expenses
Selling, general and administrative	10,908	13,098	18,737
Loss on subleases	—	—	770
Research and development	223	118	383
Nonrecurring charge, loss of Research Double Module	—	50,268	—
Goodwill impairment	8,274	11,925	—
Asset impairment charge	1,800	16,143	—

Total operating expenses	21,205	91,552	19,890

Income (loss) from operations	10,723	(75,380)	1,116

Interest expense, net of capitalized interest	(8,237)	(7,243)	(6,683)
Interest and other income (expense), net	95	(9)	1,150

Income (loss) before income taxes	2,581	(82,632)	(4,417)

Income tax expense (benefit)	506	(857)	(2,050)

Net income (loss)	$2,075	$(81,775)	$(2,367)

Net income (loss) per share—basic	$0.17	$(6.66)	$(0.20)
Shares used in computing net income (loss) per share—basic	12,450,320	12,285,467	11,884,309

Net income (loss) per share—diluted	$0.15	$(6.66)	$(0.20)
Shares used in computing net income (loss) per share—diluted	14,141,949	12,285,467	11,884,309

See accompanying notes to consolidated financial statements.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Consolidated Statements of

Stockholders’ Equity and Comprehensive Income (Loss)

(In thousands, except share data)

	Shares	Amount	Shares	Amount	Treasury Stock Amount	Add’l Paid-In- Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
Balance at June 30, 2001	1,333,334	$11,892	11,528,145	$82,513	—	$16	$—	$(4,065)	$90,356

Common stock issued under bonus plan	—	—	224,635	350	—	—	—	—	350
Common stock issued under employee stock purchase plan	—	—	401,685	341	—	—	—	—	341
Accumulated other comprehensive loss	—	—	—	—	—	—	(1,010)	—	(1,010)
Net loss	—	—	—	—	—	—	—	(2,367)	(2,367)

Total comprehensive loss									(3,377)

Balance at June 30, 2002	1,333,334	$11,892	12,154,465	$83,204	$—	$16	$(1,010)	$(6,432)	$87,670

Common stock issued under employee stock purchase plan	—	—	230,314	152	—	—	—	—	152
Common stock issued under settlement	—	—	100,000	90	—	—	—	—	90
Treasury stock purchased, 109,800 shares	—	—	—	—	(111)	—	—	—	(111)
Accumulated other comprehensive loss	—	—	—	—	—	—	(936)	—	(936)
Net loss	—	—	—	—	—	—	—	(81,775)	(81,775)

Total comprehensive loss									(82,711)

Balance at June 30, 2003	1,333,334	$11,892	12,484,779	$83,446	(111)	$16	$(1,946)	$(88,207)	$5,090

Common stock options exercised	—	—	133,246	225	—	—	—	—	225
Common stock issued under employee stock purchase plan	—	—	70,037	80	—	—	—	—	80
Treasury stock purchased, 6,300 shares	—	—	—	—	(6)	—	—	—	(6)
Accumulated other comprehensive income	—	—	—	—	—	—	1,946	—	1,946
Net income	—	—	—	—	—	—	—	2,075	2,075

Total comprehensive income									4,021

Balance at June 30, 2004	1,333,334	$11,892	12,688,062	$83,751	(117)	$16	$—	$(86,132)	$9,410

See accompanying notes to consolidated financial statements.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year ended June 30, 2004	Year ended June 30, 2003	Year ended June 30, 2002
		Restated
Cash flows from operating activities
Net income (loss)	$2,075	$(81,775)	$(2,367)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Nonrecurring charge, loss of Research Double Module	—	50,268	—
Goodwill impairment	8,274	11,925	—
Asset impairment charge	1,800	16,143	—
(Gain) loss on sale and write-offs of property and equipment	615	—	(1,096)
Loss on subleases	—	—	770
Depreciation and amortization, including deferred debt issuance costs	5,883	9,385	13,414
Write-off of debt placement fees	567	—	—
Loss on interest rate swap	(613)	—	—
Other	—	(146)	—
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(1,098)	7,022	4,211
(Increase) decrease in prepaid expenses and other current assets	(152)	120	917
Increase in other assets	(272)	(21)	(691)
(Decrease) increase in accounts payable, accrued expenses, and accrued interest	(4,596)	575	(6,135)
Increase (decrease) in accrued subcontracting services	1,654	(2,521)	831
Decrease in deferred revenue	(8,864)	(8,861)	(1,262)

Net cash provided by operating activities	5,273	2,114	8,592

Cash flows from investing activities
Payments for flight assets under construction	(609)	(161)	(2,600)
Payments for building under construction and leasehold improvements	(71)	(1,003)	(15,409)
Purchases of property and equipment	(1,410)	(294)	(983)
Investments in restricted cash	(430)	—	—
Sale of Vertical Cargo Carrier	—	—	4,400
Proceeds from state grant	—	750	—
Proceeds from sale of property and equipment	133	125	1,425
Sale (purchase) of short-term investments	7,406	(14,047)	—
Proceeds from insurance	—	17,667	—

Net cash provided by (used in) investing activities	5,019	3,037	(13,167)

Cash flows from financing activities
Payments of note payable to insurers	—	—	(333)
Net borrowings (repayments) under revolving loan payable	1,445	(2,150)	(4,600)
Payments of note payable	—	(218)	(4,047)
Payments of note payable to shareholder	(2,004)	(1,862)	(3,994)
Proceeds from sale of minority interest in SMI	—	—	750
Purchase of minority interest	—	(315)	—
Proceeds from mortgage loan	—	—	20,000
Payment of interest rate swap	(1,333)	—	—
Payment of mortgage loan	(9,494)	(2,039)	(882)
Purchase of treasury stock	(6)	(111)	—
Proceeds from issuance of common stock, net of expenses	305	151	341

Net cash (used in) provided by financing activities	(11,087)	(6,544)	7,235

Net increase (decrease) in cash and cash equivalents	(795)	(1,393)	2,660
Cash and cash equivalents at beginning of year	1,301	2,694	34

Cash and cash equivalents at end of year	$506	$1,301	$2,694

See accompanying notes to consolidated financial statements.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Company and Operating Environment

SPACEHAB is a developer and operator of space flight hardware assets, a provider of manned and unmanned payload processing services, and an entrepreneurial force in space commerce applications.

A substantial portion of our revenue has been generated under contracts with the National Aeronautics and Space Administration (“NASA”). The Company’s contracts are subject to periodic funding allocations by NASA. NASA’s funding is dependent on receiving annual appropriations from the U.S. Government. During the years ended June 30, 2004, 2003, and 2002 approximately 54%, 77%, and 81% of the Company’s revenues were generated under U.S. Government contracts, respectively.

The SPACEHAB Flight Services (“SFS”) business unit is continuing operations pending return to flight of the U. S. space shuttle program, supporting four of the next six planned space shuttle missions through the use of our pressurized laboratory and logistics supply modules and integrated cargo carrier (“ICC”) system, which significantly enhances the capabilities of the space shuttle fleet. We are in negotiations with Lockheed Martin Corporation (“Lockheed Martin”) and The Boeing Company (“Boeing”) to finalize contract provisions for these missions and for equitable adjustments for asset maintenance and contracted preparation activities during the period prior to NASA’s return to flight.

Our most recent mission was STS-107 on NASA’s Columbia orbiter, which utilized our research double module (“RDM”). The RDM was lost in the tragic accident (see note 21), and at this time we do not plan to replace this asset. SFS has two additional modules and other flight assets available to support the Company’s current contracts. These modules and assets can also be used to support future NASA requirements.

In January 2004, the Company submitted a detailed claim for recovery of its RDM investment to NASA in the amount of $87.7 million. In June 2004, SPACEHAB mutually agreed with NASA to waive the Agency’s response date of June 24, 2004 on our contract claim for indemnification. The contractually stipulated indemnification is $8.0 million but NASA’s reconciliation of the losses under Federal Acquisition Regulations approximate $47.4 million. In the event an acceptable resolution cannot be reached, SPACEHAB has the right to file for administrative and/or judicial review of its claim for indemnification. We believe we have a basis for recovery of the loss from NASA but there can be no assurance as to the timing or the amount, if any, to be received from the claim. Upon resolution of the claim, any proceeds from NASA would be recorded in the period in which the claim is resolved.

The Company’s Astrotech Space Operations (“Astrotech”) subsidiary provides commercial satellite launch processing services and payload processing facilities in the U.S. These services are offered at the Astrotech facilities in Titusville, Florida and Vandenberg Air Force Base in California, and are provided on a fixed-price basis. Additionally, Astrotech supplies payload processing and facilities maintenance support services to Sea Launch Company, LLC for its Sea Launch program at the Home Port facilities in Long Beach, California.

Future growth of Astrotech’s business base is linked to the prospects for new commercial satellite manufacturing orders and an increased market-share in the government satellite processing sector. Activity in the commercial market fell sharply in 2000 as telecom and Internet-related investments plunged, but independent observers expect a rebound ahead in the telecommunications market. Experts point to the aging of existing commercial geostationary communications satellites—up to 100 of which will reach the end of their service lives in the next five years—increased bandwidth demands from the U.S. Department of Defense, and an increasing market for satellite-based broadband services.

Our SPACEHAB Government Services subsidiary manages projects in need of comprehensive engineering solutions and provides unique capabilities such as specialty engineering, hardware design and development, and

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

configuration and data management. SPACEHAB Government Services (“SGS”) also designs and fabricates space flight hardware. We continuously review and seek new business opportunities with NASA, either through current contract expansion or teaming with other aerospace companies on new contract bid initiatives.

A majority-owned subsidiary of SPACEHAB, Space Media, Inc., is a provider for the space enthusiast. From outfitting a comprehensive space exhibit, to providing astronaut product endorsements, Space Media, Inc. (“SMI”) brings space down to Earth. Formed in April 2000, SMI has access to myriad engineers, marketing and industry professionals, and aerospace subcontractors, all prepared to apply their knowledge and expertise to support various space-related needs. The retail business of SMI continues to maintain steady sales and is exploring new market opportunities.

In fiscal year 2000, SPACEHAB began design and construction of a commercial space station habitat module, in partnership with RSC Energia of Korolev, Russia. Named Enterprise, this multipurpose module was intended to be attached to the International Space Station (“International Space Station”) for habitation, laboratory, and stowage space; communications; power; and other utilities. In evaluating our investment in Enterprise in June 2003, the Company identified significant uncertainties in new human space flight programs. We ceased funding development and were unable to determine if or when this investment would be recovered. Therefore, we wrote down the full investment of $8.2 million as of June 30, 2003.

We believe that NASA, as well as future space shuttle and International Space Station programs will continue to be funded and supported by the U.S. Government. Furthermore, we believe that it is highly unlikely that any decision to discontinue these programs would be made during the next twelve months. However, the Company is subject to risks and uncertainties. We continue to focus efforts on improving the overall liquidity of the Company through identifying new business opportunities within the areas of our core competencies, reducing operating expenses and limiting cash commitments for future capital investments and new asset development.

The Company’s cash and short-term investments are approximately $7.6 million as of June 30, 2004, which includes $2.0 million of restricted cash and short-term investments. We believe the Company has sufficient liquidity to fund ongoing operations for at least the next fiscal year and expect to utilize existing cash and any potential payment from NASA to support strategies for new business initiatives and reduce debt service requirements. However, under certain scenarios the Company could be facing liquidity concerns after that point in time.

(2) Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of SPACEHAB, Incorporated and its wholly-owned and majority-owned subsidiaries: Astrotech Space Operations (“ASO”), SGS, and SMI. All significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are primarily made up of money market investments and overnight repurchase agreements recorded at cost, which approximate market value.

Investments

The Company accounts for investments in accordance with Statements of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” In fiscal year 2003 we began

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investing the insurance proceeds from the RDM loss in certain debt securities, primarily U.S. government and government agency securities. The Company designated all of its investments as of June 30, 2004, and 2003 to be available for sale and has classified these as current based on their intent to use these securities in operations during fiscal year 2005.

For the years ended June 30, 2002, 2003, and 2004, interest income was immaterial. Interest income is recorded as a component of other income (expense).

Available-for-sale securities are recorded at fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded as a component of other comprehensive income. As of June 30, 2004 and 2003, the fair market value of these securities approximated cost. Maturities of the debt securities held by the Company range from April 13, 2005 to September 29, 2006. For securities sold during 2004 and 2003, the Company had no gross realized gains or losses.

Property and Equipment

Property and equipment are stated at cost. All furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets, which is generally five years. The Company’s payload processing facilities are depreciated using the straight-line method over their estimated useful lives ranging from sixteen to forty-three years.

Effective January 1, 2002, the Company extended the estimated useful lives of its space flight assets, which is a component of property and equipment, through June 30, 2016. This change in accounting estimate is treated prospectively and is based on current available space-related programs and activities which extend the expected life of the International Space Station and space shuttles from 2012 through at least 2016.

Leasehold improvements are amortized over the shorter of the useful life of the building or the term of the lease. Repairs and maintenance are expensed when incurred.

Goodwill

The excess of the cost over the fair value of net tangible and identifiable intangible assets acquired in business combinations accounted for as a purchase has been assigned to goodwill. Goodwill was previously amortized on a straight-line basis over five to twenty-five years.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under these standards, goodwill is no longer amortized but is subject to annual impairment tests in accordance with SFAS 142. Intangible assets that are not determined to have indefinite lives will continue to be amortized over their useful lives. The Company adopted these standards effective July 1, 2002.

Goodwill is related to the acquisition of Astrotech on February 12, 1997, SGS on July 1, 1998, and The Space Store on June 28, 2000, the retail operations of Space Media, Inc. The Company is required to analyze goodwill at least annually for impairment issues. Should an indicator of impairment occur earlier than the annual analysis date, the Company will analyze the goodwill of the affected business unit at that time (see note 20). As of June 30, 2004, all goodwill has been written off.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s results of operations prior to fiscal year 2003 do not reflect the provisions of SFAS No. 142. A reconciliation of previously reported net loss adjusted for the exclusion of goodwill amortization, net of tax, is as follows (in thousands, except per share data):

	Year Ended June 30,
	2004	2003	2002
Net income (loss) as reported	$2,075	$(81,775)	$(2,367)
Add back goodwill amortization, net of tax	—	—	1,053

Adjusted net income (loss)	2,075	(81,775)	(1,314)
Basic net income (loss) per share as reported	0.17	(6.66)	(0.20)
Goodwill amortization, net of tax	—	—	0.09

Adjusted basic income (loss) per share	0.17	(6.66)	(0.11)

Investments in Affiliates

We use the equity method of accounting for our investments in, and earnings of, investees in which we exert significant influence. In accordance with the equity method of accounting, the carrying amount of such an investment is initially recorded at cost and is increased to reflect the Company’s share of the investor’s income and is reduced to reflect the Company’s share of the investor’s losses. Investments in which the Company has less than 20% ownership and no significant influence are accounted for under the cost method and are carried at cost (see note 17).

Impairment of Long- Lived Assets

We account for long-lived assets in accordance with the provisions SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (see note 22). Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Stock-Based Compensation

We account for stock-based employee compensation arrangements using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25 (“APB Opinion 25”), “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for options to purchase SPACEHAB Common Stock (“Common Stock”) granted to employees is measured as the excess, if any, of the fair value of Common Stock at the date of the grant over the exercise price an employee must pay to acquire the Common Stock. We have adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123.”

The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, as all options have been granted at exercise prices equal to the fair market value as of the date of grant, no compensation cost has been recognized under these plans in the accompanying consolidated financial statements. Had compensation cost been determined consistent with SFAS No. 123, our net income (loss) and net income

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(loss) per common share would have been changed to the pro forma amounts indicated below (in thousands, except per share data):

	Year Ended June 30,
	2004	2003	2002
Net income (loss), as reported	$2,075	$(81,775)	$(2,367)

Deduct: Total stock-based compensation expense determined under fair value based method (SFAS No. 123) for all awards, net of related tax effects	(296)	(573)	(973)

Pro forma net income (loss)	$1,779	$(82,348)	$(3,340)

Earnings (loss) per share:
Basic—as reported	$0.17	$(6.66)	$(0.20)
Diluted—as reported	$0.15	$(6.66)	$(0.20)

Basic—pro forma	$0.14	$(6.70)	$(0.28)
Diluted—pro forma	$0.13	$(6.70)	$(0.28)

The fair value of each option granted and each employee stock purchase right is estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants:

	2004	2003	2002
Expected Dividend Yield	0%	0%	0%
Expected Volatility	1.00	.50	.50
Risk-Free Interest Rates	3.84%	5.63%	3.88%
Expected Option Life (in years)	7	7	7

The effects of compensation cost as determined under SFAS No. 123 on pro forma net income (loss) in years ended June 30, 2004, 2003, and 2002 may not be representative of the effects on pro forma net income (loss) in future periods.

Revenue Recognition

SPACEHAB recognizes revenue employing several generally accepted revenue recognition methodologies across its business segments. The methodology used is based on contract type and the manner in which products and services are provided. Revenue generated under existing SFS contracts and for all other contract awards for which the capability to successfully complete the contract can be reasonably assured and costs at completion can be reliably estimated at contract inception, is recognized under the percentage-of-completion method based on costs incurred over the period of the contract. Revenue provided by SGS is primarily derived from cost-reimbursable award fee contracts, whereby revenue is recognized to the extent of reimbursable costs incurred plus award fee. Award fees which provide earnings based on the Company’s contract performance, as determined by NASA evaluations, are recorded when the amounts are probable and can be reasonably estimated. Changes in estimated costs to complete and provisions for contract losses and estimated amounts recognized as award fees are recognized in the period they become known. Revenue generated by Astrotech’s payload processing services is recognized ratably over the occupancy period of the satellite while in the Astrotech facilities. For the multi-year contract with Lockheed Martin, revenue is billed and recognized on a quarterly basis for costs incurred. SMI recognizes revenue as merchandise is sold to customers.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Revenue

Deferred revenue represents amounts collected from customers for projects, products, or services to be provided at a future date. Deferred revenue is shown on the balance sheet as either a short-term or long-term liability, depending on when the service or product is to be provided.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

We recognize income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share includes all common stock options and other common stock equivalents that potentially may be issued as a result of conversion privileges, including the convertible subordinated notes payable and convertible preferred stock. See note 13.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Derivatives

The Company accounts for derivatives pursuant to SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. We use cash flow hedges whereas changes in the fair value of derivative instruments are recognized periodically in shareholders’ equity (as a component of accumulated other comprehensive income (loss).

Reclassification

Certain 2003 and 2002 amounts have been reclassified to conform with the 2004 consolidated financial statement presentation.

(3) Statements of Cash Flows—Supplemental Information

Cash paid for interest costs was approximately $7.2 million, $6.7 million, and $7.3 million for the years ended June 30, 2004, 2003, and 2002, respectively. The Company capitalized interest of approximately $1.3

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million for the year ended June 30, 2002 related to the module improvements and a building in progress. No interest was capitalized in fiscal years 2003 and 2004. In fiscal year 2004, we paid approximately $1.3 million to terminate our swap arrangement that related to our bank financing of our spacecraft processing facility expansion project in Titusville, Florida.

The Company paid income taxes of $0.4 million for year ended June 30, 2004 and no income taxes for the years ended June 30, 2003 and 2002.

Depreciation and amortization in the statements of cash flows includes approximately $0.5 million, $0.5 million, and $0.7 million related to the amortization of deferred debt issuance costs in 2004, 2003, and 2002, respectively.

(4) Accounts Receivable

At June 30, 2004 and 2003, accounts receivable consisted of the following (in thousands):

	2004	2003
U.S. government contracts:
Billed	$5,450	$3,681
Unbilled:
Indirect costs incurred and charged to cost-reimbursable-fee contracts in excess of provisional billing rates	666	836

Revenues in excess of milestone and time-based billings	818	215

Total U.S. government contracts	6,934	4,732

Commercial contracts:
Billed	628	1,421
Unbilled	975	903
Allowances	(659)	(276)

Total commercial contracts	944	2,048

Total accounts receivable	$7,878	$6,780

The Company anticipates collecting all receivables within one year.

The accuracy and appropriateness of the Company’s direct and indirect costs and expenses under its government contracts, and therefore its accounts receivable recorded pursuant to such contracts, are subject to extensive regulation and audit by the U.S. Defense Contract Audit Agency or by other appropriate agencies of the U.S. Government. Such agencies have the right to challenge our cost estimates or allocations with respect to any government contract. Additionally, a substantial portion of the payments to the Company under government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. In the opinion of management, any adjustments likely to result from inquiries or audits of its contracts would not have a material adverse impact on our financial condition or results of operations.

(5) Convertible Notes Payable to Shareholder

On November 15, 2001 the Company entered into an agreement with Alenia Spazio S.P.A. to restructure the terms of its $11.9 million principal amount of debt. The final payment under the agreement was made simultaneously with the delivery of the cancelled note and the release of the collateral in the three months ended March 31, 2004.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Other Debt

Revolving Loan Payable

In August 2002, we entered into a $5.0 million line of credit with a new financial institution. This credit facility replaced the previous credit facility which was repaid and expired subsequent to the year ended June 30, 2002. The term of this credit facility is through June 2005. Financial covenants under this credit facility originally included, but were not limited to, leverage ratio and liquidity ratio. In September 2003, the credit agreement was amended to remove the financial covenants exclusive of the limitation on capital expenditures and add a covenant requiring a pledge of investments of 111% of the outstanding balance shown under the facility. In June 2004, the credit agreement was amended again to remove the financial covenant on capital expenditures. As of June 30, 2004, the amount drawn on this line of credit was $1.4 million. The revolving feature of the agreement applies cash receipts immediately to the outstanding balance, if any. The weighted average interest rate for the years ended June 30, 2004 and 2003 was 5.94% and 5.25%, respectively. The terms of the agreement are prime plus one percent interest on borrowed funds and twenty-five basis points on unused funds.

Mortgage Loan Payable

On August 30, 2001, our Astrotech subsidiary completed a $20.0 million financing of its Spacecraft Processing Facility (“SPF”) expansion project in Titusville, Florida with a financial institution. The proceeds of this financing were used to complete the construction of the SPF and supporting infrastructure. The loan was collateralized primarily by the multi-year payload processing contracts with Boeing and Lockheed Martin and by the building. The net book value of the building as of June 30, 2004 was $32.9 million. Interest accrued on the outstanding principal balance is at a LIBOR-based rate, adjustable quarterly. The loan was scheduled to mature on January 15, 2011. The loan was converted from a construction loan to a term loan on December 31, 2001. Amortization of loan principal began on January 15, 2002 on a quarterly basis through the loan maturity date.

On October 1, 2003, Astrotech was notified by Boeing that it was exercising its termination rights with regards to its financial guarantees under the contract agreement with Astrotech for payload processing support services for the Delta launch vehicle program. Boeing indicated that the decision to terminate its guarantees for future Astrotech services was based on the downturn of the commercial expendable launch market rather than performance related considerations. Astrotech was in full compliance with the contract terms at the time of the termination. Under the contract provision related to termination of its financial guarantees, Boeing paid Astrotech $17.5 million representing consideration of future contract payments previously used to collateralize the obligation. On December 31, 2003, the Company repaid $9.5 million of principal on the debt.

In conjunction with the original financing, a swap agreement was required to be entered into to provide for a fixed rate of interest under the loan commitment beginning January 15, 2002. The fixed rate of interest on the outstanding principal balance was 5.62% plus 225 basis points. The objective of the swap was to eliminate the variability of cash flows in the interest payments for the total amount of the variable rate debt, the sole source of which are changes in the USD-LIBOR-BBA interest rate. Due to the repayment of the Boeing portion of this debt and the subsequent amendment of the loan agreement, the swap was no longer effective as a hedge. The unrealized loss in other comprehensive loss for the portion of the debt that was repaid in December 2003 was recorded as interest expense in the period ended December 31, 2003 in the amount of $0.8 million. The Company recognized interest expense of $0.4 million for the unamortized debt placement costs related to the debt repayment in the period ended December 31, 2003. We recognized as additional interest expense, the unamortized debt placement costs of $0.2 million and the balance of the deferred loss on the swap in other comprehensive loss of $0.5 million in the third quarter of the fiscal year 2004 in connection with the amendment of the loan agreement.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The loan agreement was amended on January 29, 2004, whereby the maturity date was shortened to January 2007, the interest rate was fixed at 5.5% and the hedge requirement was eliminated. For the fiscal year ended June 30, 2004, approximately $11.4 million of principal was repaid and the outstanding balance is $5.6 million as of June 30, 2004.

Convertible Subordinated Notes Payable

In October 1997, the Company completed a private placement offering for $63.3 million of aggregate principal of unsecured 8% Convertible Subordinated Notes due October 2007. Interest is payable semi-annually. The notes are convertible into the Common Stock of the Company at a rate of $13.625 per share. This offering provided us with net proceeds of approximately $59.9 million that were used for capital expenditures associated with the development and construction of space related assets and for other general corporate purposes.

The Company’s debt repayments are due as follows (in thousands):

	Balance 6/30/2004	FY05	FY06	FY07	FY08	FY09	Thereafter
Mortgage Loan Payable	5,638	1,946	2,057	$1,635	$—	$—	$—
Revolving Loan Payable	1,445	1,445	—	—	—	—	—
Convertible Subordinated Notes Payable	63,250	—	—	—	63,250	—	—

	$70,333	$3,391	$2,057	$1,635	$63,250	—	—

(7) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of certain of the Company’s financial instruments as of June 30, 2004 and 2003 in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (in thousands):

	June 30, 2004		June 30, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible notes payable to shareholder	$—	$—	$2,004	$2,004
Loan payable under credit facility	1,445	1,445	—	—
Mortgage loan payable	5,638	5,638	19,024	19,024
Convertible subordinated notes payable	63,250	53,763	63,250	38,266

The fair value of the Company’s long-term debt is based on quoted market prices or is estimated based on the current rates offered to us for debt of similar remaining maturities and other terms. The carrying amounts of cash and cash equivalents, investments, accounts receivable, accounts payable and accrued expenses approximate their fair market value because of the relatively short duration of these instruments.

(8) NASA Contracts

Research and Logistics Mission Support Contract

On December 21, 1997, the Company entered into the Research and Logistics Mission Support (“ReALMS”) contract to provide to NASA its flight modules and related integration services. This contract provided NASA the use of the flight modules for both science and logistics missions. This contract was subsequently amended whereby the contract value was increased to $241.5 million and the number of missions was increased to nine. The final value of the ReALMS contract is $222.0 million.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended June 30, 2004, 2003, and 2002, the Company recognized $24.9 million, $37.0 million and $43.0 million of revenue, respectively, under this contract. Beginning in February 2004, and under NASA’s new consolidated International Space Station contracts structure, we will provide services to NASA (similar to the services provided under the ReALMS contract) under subcontract to NASA’s Cargo Mission Contract (“CMC”) contractor, Lockheed Martin. SFS is currently under letter contract with Lockheed Martin for unpressurized pallet and pressurized module services supporting STS-121 ICC and STS-116 and STS-118 (module and ICC) through July 2004. Final contract negotiations are expected to be completed in September 2004.

SFS’s contract with the prime International Space Station contractor, Boeing, for the STS-114 mission carrying the deployable ICC, was not affected by the International Space Station contract consolidation restructure and continues as before during this period of the space shuttle stand-down. STS-114 will be the first mission flown by NASA following the Columbia tragedy and is expected to launch no sooner than March 2005.

Additionally, during the space shuttle stand-down period, SFS is providing cargo shipment coordination services to NASA for all U.S. cargo shipped to the International Space Station via the Russian Progress space vehicle. These services are provided under contract to Lockheed Martin, the CMC contractor to NASA.

Flight Crew Systems Development Contract

In prior fiscal years, SGS primarily operated under the Flight Crew System Development contract which was a $399.1 million multi-task cost-reimbursable award and incentive fee contract. The contract commenced in May 1993 and concluded in April 2003. Portions of the contract were under two different recompetitions and those portions were awarded to another bidder and transitioned to that successful bidder in April 2003 and November 2003. One of the original seven contract tasks remained under a new contract with SGS. That contract was the International Space Station Configuration Management contract that was completed on December 31, 2003. The configuration management task was consolidated within the Program Integration and Control (“PI&C”) contract of which ARES Corporation was the successful bidder. SGS is a major subcontractor to ARES providing configuration management and data integration services.

Astrotech’s NASA Contracts

During fiscal year 2004, Astrotech started direct satellite processing support for NASA. Astrotech has two missions under contract and is working with NASA on an Indefinite Delivery Indefinite Quantity (“IDIQ”) format for future missions.

(9) Stockholder Rights Plan

On March 26, 1999, the Board of Directors adopted a Stockholder Rights Plan designed to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company’s stockholders. The stockholder rights plan was amended and restated in February 2004. A dividend of one preferred share purchase right (a “Right”) was declared on every share of Common Stock outstanding on April 9, 1999. Each Right under the plan entitles the holder to buy one one-thousandth of a share of a new series of junior participating preferred stock for $35. If any person or group becomes the beneficial owner of 20% or more of Common Stock (with certain limited exceptions), then each Right (not owned by the 20% stockholder) will then entitle its holder to purchase, at the Right’s then current exercise price, common shares having a market value of twice the exercise price. In addition, if after any person has become a 20% stockholder, and is involved in a merger or other business combination transaction with another person, each Right will entitle its holder (other than the 20% stockholder) to purchase, at the Right’s then current exercise price, common shares of the acquiring company having a value of twice the Right’s then current exercise price. The Rights were granted to each shareholder of record on April 9, 1999. At any time before a

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

person or group acquires a 20% position, the Company generally will be entitled to redeem the Rights at a redemption price of $0.01 per Right. The Rights will expire on April 9, 2009.

(10) Convertible Preferred Stock

On August 2, 1999, EADS (formerly Astrium GmbH), a related party and shareholder, purchased an additional $12.0 million equity interest in SPACEHAB representing 1,333,334 shares of Series B Senior Convertible Preferred Stock. Under the agreement, EADS purchased all of SPACEHAB’s 975,000 authorized and unissued shares of preferred stock. At the annual stockholders meeting held on October 14, 1999, the shareholders approved the proposal to increase the number of authorized shares of preferred stock to 2,500,000, in order to complete the transaction with EADS allowing them to purchase the additional 358,334 preferred shares. The preferred stock purchase increased EADS’s voting interest in SPACEHAB to approximately 11.5%. The Series B Senior Convertible Preferred Stock is: convertible at the holders’ option on the basis of one share of preferred stock for one share of Common Stock, entitled to vote on an “as converted” basis the equivalent number of shares of Common Stock, and has preference in liquidation, dissolution, or winding up of $9.00 per preferred share. No dividends are payable on the convertible preferred shares.

(11) Common Stock Options and Stock Purchase Plans

As of June 30, 2004, 2,495,788 shares of Common Stock were reserved for future grants of stock options under the Company’s three stock option plans.

Non-qualified Options

Non-qualified options are granted at the sole discretion of the Board of Directors. Prior to the adoption of the 1994 Stock Incentive Plan (the “1994 Plan”), stock options granted to the Company’s officers and employees were part of their employment contract or offer. The number and price of the options granted were defined in the employment agreements and such options vest incrementally over a period of four years and generally expire within ten years of the date of grant.

The 1994 Plan

Under the terms of the 1994 Plan, the number and price of the options granted to employees is determined by the Board of Directors and such options vest, in most cases, incrementally over a period of four years and expire no more than ten years after the date of grant.

The Directors’ Stock Option Plan

Each new non-employee director receives a one-time grant of an option to purchase 10,000 shares of common stock at an exercise price equal to the fair market value on the date of grant. In addition, effective as of the date of each annual meeting of the Company’s stockholders, each non-employee director who is elected or continues as a member of the Board of Directors of the Company shall be awarded an option to purchase 5,000 shares of common stock. Options under the Director’s Plan vest after one year and expire seven years from the date of grant.

1997 Employee Stock Purchase Plan

The Company adopted an employee stock purchase plan that permits eligible employees to purchase shares of Common Stock of the Company at prices no less than 85% of the current market price. Eligible employees may elect to participate in the plan by authorizing payroll deductions from 1% to 10% of gross compensation for each payroll period. On the last day of each quarter, each participant’s contribution account is used to purchase

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the maximum number of whole and fractional shares of Common Stock determined by dividing the contribution account’s balance by the lesser of 85% of the price of a share of Common Stock on the first day of the quarter or the last day of a quarter. The number of shares of Common Stock that may be purchased under the plan is 1,500,000. Through June 30, 2004, employees have purchased 1,071,659 shares under the plan.

Space Media, Inc. Stock Option Plan

During the year ended June 30, 2000, Space Media, Inc., a majority owned subsidiary of the Company, adopted an option plan (“SMI Plan”) for employees, officers, directors and consultants of SMI. Under the terms of the SMI Plan, 1,500,000 shares have been reserved for future grants for which the number and price of the options granted is determined by the Board of Directors and such options vest, in most cases, incrementally over a period of four years and expire no more than ten years after the date of grant. At June 30, 2004 and June 30, 2003, there were 388,750 options issued and outstanding under the SMI Plan at a weighted average exercise price of $1.00. The options vest equally over a four-year period and have a life of 10 years. There were 274,063 options exercisable as of June 30, 2004 and June 30, 2003 with a weighted-average exercise price of $1.00 and a weighted-average remaining contractual life of six and seven years, respectively.

Stock Option Activity Summary

The following table summarizes the Company’s stock option plans, excluding the SMI plan:

	Non-qualified Options		1994 Plan		Directors’ Plan
	Shares Outstanding	Weighted Average Exercise Price	Shares Outstanding	Weighted Average Exercise Price	Shares Outstanding	Weighted Average Exercise Price
Outstanding at June 30, 2001	330,266	$13.89	2,652,114	$6.62	315,000	$8.11
Granted	—	—	52,000	2.31	65,000	1.40
Exercised	—	—	—	—	—	—
Forfeited	(316,100)	14.03	(804,882)	6.97	—	—

Outstanding at June 30, 2002	14,166	$10.68	1,899,232	$6.34	380,000	$6.96
Granted	—	—	436,000	0.76	30,000	0.93
Exercised	—	—	—	—	—	—
Forfeited	(10,000)	10.13	(607,107)	6.54	(10,000)	2.58

Outstanding at June 30, 2003	4,166	$12.00	1,728,125	$4.86	400,000	$6.62
Granted	—	—	312,000	1.07	30,000	0.99
Exercised	—	—	(88,246)	2.42	(45,000)	1.26
Forfeited	—	—	(218,548)	5.39	(55,000)	5.81

Outstanding at June 30, 2004	4,166	$12.00	1,733,331	$4.27	330,000	$6.68
Options exercisable at:
June 30, 2002	14,166	$10.68	1,114,160	$7.26	315,000	$8.11
June 30, 2003	4,166	12.00	1,026,840	6.47	370,000	7.08
June 30, 2004	4,166	12.00	1,112,582	5.84	300,000	7.25
Weighted-average fair value (pursuant to FAS 123) at date of grant during the fiscal year ended
June 30, 2002	—	—	52,000	$1.14	65,000	$0.64
June 30, 2003	—	—	436,000	0.36	30,000	0.44
June 30, 2004	—	—	312,000	0.57	30,000	0.44

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the Company’s stock options outstanding at June 30, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number Outstanding	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$ .70 – 1.02	513,754	8.46	$0.88	39,004	$0.79
1.06 – 4.125	422,000	6.67	2.77	292,251	3.05
4.750 – 5.125	651,912	4.98	5.00	605,662	5.01
6.625 – 11.75	475,665	1.00	9.93	475,665	9.93
12.00 – 12.00	4,166	0.04	12.00	4,166	12.00

	2,067,497	5.26	$4.67	1,416,748	$6.16

(12) Income Taxes

The Company accounts for taxes under SFAS No. 109, “Accounting for Income Taxes.” Under SFAS 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse.

The components of income tax expense (benefit) from continuing operations are as follows (in thousands):

	Year Ended June 30,
	2004	2003	2002
Current:
Federal	$455	(857)	(2,134)
State and local	51	—	84
Foreign	—	—	—

	506	(857)	(2,050)
Deferred:
Federal	—	—	—
State and local	—	—	—
Foreign	—	—	—

Income tax expense (benefit)	$506	$(857)	$(2,050)

A reconciliation of the reported income tax expense to the amount that would result by applying the U.S. federal statutory rate to the income (loss) before income taxes to the actual amount of income tax expense (benefit) recognized follows (in thousands):

	Year Ended June 30,
	2004	2003	2002
Expected expense (benefit)	$878	$(28,095)	$(1,502)
Change in valuation allowance	(3,278)	26,823	(946)
State income taxes	51	(2,832)	(128)
Other, primarily goodwill amortization	2,855	3,247	526

Total	$506	$(857)	$(2,050)

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s deferred tax asset as of June 30, 2004 and 2003 consists of the following (in thousands):

	2004	2003
Deferred tax assets:
Net operating loss carry forwards	$8,340	$18,052
General business credit carry forwards	2,020	2,020
Alternative minimum tax credit carry forwards	748	—
Accrued expenses	717	981
Capitalized start-up and organization costs	1,008	859
Other	221	254

Total gross deferred tax assets	13,054	22,166
Less—valuation allowance	(10,268)	(13,546)

Net deferred tax assets	2,786	8,620

Deferred tax liabilities:
Property and equipment, principally due to differences in depreciation	2,773	8,413
Other	13	207

Total gross deferred tax liabilities	2,786	8,620

Net deferred tax assets (liabilities)	$—	$—

At June 30, 2004, the Company had accumulated net operating losses of approximately $22.0 million for Federal income tax purposes, which are available to offset future regular taxable income. These operating loss carry forwards expire between the years 2008 and 2023. Utilization of these net operating losses may be subject to limitations in the event of significant changes in stock ownership of the Company.

Additionally, the Company has approximately $2.1 million of research and experimentation and alternative credit carry forwards, respectively, available to offset future regular tax liabilities. The research and experimentation credits expire between the years 2005 and 2007.

In assessing the realizability of its net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets are realizable. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of June 30, 2004, the Company provided a full valuation allowance of approximately $10.3 million against its net deferred tax assets.

The Company has received approximately $2.8 million in refund claims related to net operating loss carry forwards for alternative minimum taxes paid in prior years.

(13) Net Income (Loss) Per Share

The following are reconciliations of the denominators of the basic and diluted net income (loss) per share computations for the years ended June 30, 2004, 2003, and 2002. There were no adjustments for the numerators.

	June 30,
	2004	2003	2002
Weighted average outstanding common shares—basic	12,450,320	12,285,467	11,884,309
Common stock equivalents	1,691,629	—	—

Weighted average outstanding common shares—diluted	14,141,949	12,285,467	11,884,309

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(14) Employee Benefit Plan

The Company has a defined contribution retirement plan, which covers substantially all employees and officers. For the years ended June 30, 2004, 2003, and 2002, we have contributed $0.6 million, $1.0 million, and $1.4 million, respectively, to the plan. The Company has the right, but not an obligation, to make additional contributions to the plan in future years at the discretion of the Company’s Board of Directors. The Company has not made any such contributions for the years ended June 30, 2004, 2003, and 2002.

(15) Commitments

Integration and Operations Contracts

On August 13, 1997, we initiated a letter agreement with Boeing, a major subcontractor for standard integration and operation services to the Company for future missions that were not already provided for under our contract for missions to the Mir Space Station. In August 1998, this letter agreement became a cost plus incentive fee contract whereby Boeing will provide integration and operations services required to successfully complete four research missions (one single module mission and three double module missions) and seven logistics double module missions. Additionally, there were several tasks that were separately priced to yield a contract value of up to $128.9 million. The contract was terminated in April 2004. As of June 30, 2004, $127.1 million has been incurred under this commitment. Minimal trailing termination costs and prior year rate adjustments are the only outstanding costs on this contract.

Consulting Agreement

On June 1, 2004, the Company entered into a consulting agreement with V.J.F. Russian Consulting LTD for:

•	Marketing and promotion of SPACEHAB capabilities and services to RSC Energia, The Russian Federation Space Agency, and other Russian entities involved in the exploration and development of space

•	Supporting and assisting SPACEHAB in the negotiation of service contracts and agreements between Russian entities

•	Providing technical expertise and services in support of SPACEHAB activities, under contracts with Russian entities

Total commitments under the consulting agreement over the next two years are $0.4 million. In fiscal year 2004, $15,000 was paid under this agreement.

Compensation Agreement

The Company has a commitment to Dayna Justiz for additional compensation that can be earned as a result of the agreement dated June 19, 2000. The agreement states that Dayna Justiz can earn up to $375,000 as additional compensation if she meets certain financial goals in the management of The Space Store. The yearly amount is equal to five percent of the Space Store’s “net after-tax operating income” during each fiscal year until such time an aggregate amount of $375,000 has been earned. At this time, we have not recorded a liability for this obligation due to the uncertainty of the obligation being met.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The Company is obligated under capital leases for equipment and noncancelable operating leases for equipment, office space, storage space, the land for a payload processing facility, and certain flight assets. Future minimum payments under these capital leases and noncancelable operating leases are as follows (in thousands):

Year ending June 30, 2004	Capital Leases	Operating Leases
2005	$67	$4,715
2006	—	1,348
2007	—	761
2008	—	441
2009	—	91
Thereafter	—	2,852

Subtotal	67	10,208

Less: payments due for sublease	—	(2,112)

Total	$67	$8,096

Less: amount representing interest between 9% and 12%	(6)

Present value of net minimum capital lease payments	61

Rent expense for the years ended June 30, 2004, 2003, and 2002 was approximately $5.7 million, $6.4 million, and $5.0 million, respectively, including lease expense for the ICC and vertical cargo carrier (“VCC”) asset leases of $3.8 million in fiscal year 2004, $3.9 million in fiscal year 2003, and $2.4 million in fiscal year 2002. For fiscal years 2005, 2006, 2007, and 2008, we expect to receive net payments of approximately $0.7 million, $0.7 million, $0.5 million, and $0.2 million, respectively, for subleases. In the year ended June 30, 2002, we recognized $0.8 million of expenses for excess facilities that have been sublet. In the year ended June 30, 2004, we recognized $0.2 million of expenses for excess facilities that have been sublet.

At June 30, 2004, the capitalized lease assets are recorded at $80,976 and the annual amortization is $67,000.

(16) Segment Information

Based on our organization, we operate in four business segments: SFS, Astrotech, SGS, and SMI. SFS was founded to commercially develop space habitat modules to operate in the cargo bay of the space shuttles. SFS provides access to the modules and integration and operations support services for both NASA and commercial customers. Astrotech provides payload processing facilities and services to serve the satellite manufacturing and launch services industry. SGS is primarily engaged in providing engineering services and products to the Federal government including NASA. SMI was established in April 2000, to develop space-themed commercial business activities.

On April 3, 2003, the Company changed the name of its Johnson Engineering Corporation (“JE”) subsidiary to SPACEHAB Government Services, Incorporated, to more appropriately reflect the subsidiary’s strategic direction of operating in the government business section. As part of the realignment of our operating units, the Strategic Programs operating unit, which was included in the Other segment, was moved into SGS in the fourth quarter of our fiscal year ending June 30, 2003. In the fourth quarter of our fiscal year ending June 30, 2004, the Other segment represents corporate selling, general and administrative expenses. Segment amounts have been restated based on the revised reporting structure.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s chief operating decision maker utilizes both revenue and income (loss) before income taxes, in assessing performance and making overall operating decisions and resource allocations. The Other segment represents corporate selling, general and administrative expenses and interest expense for the Company. In fiscal year 2002, the Other segment also includes bid and proposal costs for a proposal in Huntsville, Alabama. In fiscal years 2004 and 2003 there were no costs for the Huntsville location due to closing the office in Huntsville.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 2). Information about the Company’s segments is as follows (in thousands):

Year Ended June 30, 2004:	Revenue	Income (loss) before income taxes	Net Fixed Assets	Depreciation And Amortization
SPACEHAB Flight Services	$38,384	$8,872	$32,188	$2,750
SPACEHAB Government Services	10,229	(5,387)	104	65
Astrotech	28,258	17,486	46,976	2,045
Space Media	735	(74)	—	—
Other	—	(18,316)	332	571

	$77,606	$2,581	$79,600	$5,431

Year Ended June 30, 2003:	Revenue	Income (loss) before income taxes	Net Fixed Assets	Depreciation And Amortization
SPACEHAB Flight Services	$46,757	$(51,414)	$34,160	$5,501
SPACEHAB Government Services	34,742	(9,996)	262	745
Astrotech	12,410	4,533	48,372	1,892
Space Media	1,054	(313)	—	332
Other	—	(25,442)	895	454

	$94,963	$(82,632)	$83,689	$8,924

Year Ended June 30, 2002:	Revenue	Income (loss) before income taxes	Net Fixed Assets	Depreciation And Amortization
SPACEHAB Flight Services	$51,366	$12,888	$120,031	$8,418
SPACEHAB Government Services	40,785	2,016	1,553	1,633
Astrotech	9,936	3,752	50,074	1,266
Space Media	678	(1,587)	71	293
Other	8	(21,486)	4,122	1,074

	$102,773	$(4,417)	$175,851	$12,684

Foreign revenue for the years ended June 30, 2004, 2003, and 2002 was approximately $2.8 million, $9.5 million, and $5.9 million, respectively. The foreign revenue is mainly generated in China and Japan. Domestic revenue for the years ended June 30, 2004, 2003, and 2002 was approximately $74.8 million, $85.4 million, and $96.8 million, respectively.

(17) Investment in Guignè

During June 1998, the Company entered into a joint venture agreement with Guignè Technologies Limited (“GTL”), a Canadian Company, for the purpose of developing, fabricating, marketing and selling of Space-DRUMS services, a containerless processing facility intended to be deployed on the International Space Station.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the joint venture agreement, the Company contributed, in exchange for a 50% interest in the joint venture, an aggregate of $2.0 million of working capital through December 1999. Our contributions were made in the form of an unsecured non-interest bearing note.

The joint venture agreement contained an option whereby we could exchange our interest in the joint venture and the $2.0 million note for a common equity interest in Guignè Inc. (“GI”), the ultimate parent of GTL. In December 1999 the Company notified GI of its intention to exercise its option, which resulted in us obtaining a 15% common equity interest in GI. The Company accounts for its investment in GI under the cost method. During the quarter ended December 31, 1999, at the time of our exercise of the option, we recognized a $0.2 million impairment against our investment in GI based on our estimate of the fair value of GI. During the quarter ended December 31, 2003, the Company recognized a $1.8 million impairment against its investment in GI due to Guignè experiencing an adverse financial event that, in the opinion of management, impairs the value of SPACEHAB’s investment.

(18) Asset Sales

On November 30, 2000, EADS entered into an agreement with the Company to purchase our ICC and VCC flight assets. The total purchase price of $15.4 million is comprised of both cash and services payments. The transaction occurred in two phases. The first phase was for the purchase of the ICC assets and the second phase was for the purchase of the VCC assets. Phase one of the transactions was completed in the three months ended March 31, 2001. Phase two was completed in June 30, 2002. The sale was approximately at book value and the Company recognized a minimal loss. We have entered into an agreement with EADS to lease these assets for a period of four years with two additional four-year options.

On August 2, 2001, SPACEHAB’s Astrotech subsidiary sold the assets of its Oriole Sounding Rocket program and related property for approximately $1.2 million to DTI Associates of Arlington, Virginia. The sale turned over all physical and intellectual property assets of Astrotech’s Sounding Rocket program, including the design of the Oriole Rocket, except for those assets required for Astrotech to fulfill the terms of an agreement with an existing customer. The terms of the sale were as follows: an initial cash payment at closing, five equal monthly payments beginning September 2001, and a promissory note of $655,000 bearing interest and secured by the Astrotech Sounding Rocket Program intellectual property and due July 26, 2002. Astrotech recognized a gain of approximately $1.1 million on the sale in the quarter ended September 30, 2002. All payments due under the arrangement have been received by Astrotech.

(19) Minority Investment in Consolidated Subsidiary

Pursuant to agreements entered into as of September 27, 2001, eScottVentures II, LLC (“ESV”), of Melbourne, Florida, purchased 5,914,826 newly issued shares of SMI’s Series A redeemable, convertible preferred stock for $750,000. On June 21, 2002 ESV filed Case Number 1:02CV01236 in the U.S. District Court for the District of Columbia against Space Media, Inc., SPACEHAB, Inc., Shelley A. Harrison and Julia A. Pulzone (collectively, “Defendants”). This suit, relating to ESV’s investment in SMI, sought rescission of the stock purchase agreement and return of its $750,000 investment, plus unspecified expenses, consequential damages exemplary and punitive damages, prejudgment interest, and costs and disbursements, including attorney and expert fees. The Defendants and ESV settled the suit through mediation. A stipulation and order of dismissal was filed with the Court by the parties on January 22, 2003, following the payment of cash and issuance of restricted shares of SPACEHAB’s Common Stock to ESV. ESV is no longer a shareholder of SMI.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(20) Goodwill Impairment

On November 5, 2003, NASA notified the Company that it was not awarded the International Space Station Mission Integration contract for which a proposal was submitted. Additionally, the Boeing team’s bid for the CMC with NASA, of which SGS was a subcontractor, was not selected for contract award. As the result of these events, we performed a goodwill impairment test at SGS in accordance with SFAS No. 142, “Goodwill and Intangible Assets.” The impairment test indicated an impairment of SGS’s remaining goodwill of approximately $5.7 million, which was recorded in the period ended December 31, 2003. We utilized market valuation techniques to calculate the fair value of SGS.

On October 1, 2003, Astrotech was notified by Boeing that it was exercising its termination rights with regards to its financial guarantees under the contract agreement with Astrotech for payload processing support services for the Delta launch vehicle program. Boeing indicated that the decision to terminate its guarantees for future Astrotech services was based on the downturn of the commercial expendable launch market rather than due to performance related considerations. Astrotech was in full compliance with the contract terms at the time of the termination. The termination of these financial guarantees had a significant impact on Astrotech’s future guaranteed revenue stream. As the result of this event, we performed a goodwill impairment test at Astrotech in accordance with SFAS No. 142, “Goodwill and Intangible Assets.” The impairment test indicated an impairment of Astrotech’s remaining goodwill of approximately $2.5 million which was recorded in the period ended December 31, 2003. We utilized market valuation techniques to calculate the fair value of Astrotech.

As a result of the loss of the recompete of the Flight Crew Systems Development contract, we performed a goodwill impairment test of the goodwill at SGS in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The impairment test indicated an impairment of SGS’s goodwill of approximately $11.9 million, which was recorded in the three months ended March 31, 2003. We utilized discounted cash flows and market valuation techniques to calculate the fair value of SGS.

(21) Loss of Research Double Module

The Company was under contract with NASA to support the STS-107 mission on its Columbia Orbiter. The mission utilized our RDM flight asset. On February 1, 2003, the RDM was lost in the tragic STS-107 accident. The RDM was partially covered by commercial insurance. The commercial insurance on the module was $17.7 million and the net book value of the RDM was $67.9 million. The Company recorded a nonrecurring charge of approximately $50.3 million in the three months ended March 31, 2003 in the SFS business unit.

In January 2004, the Company submitted a detailed claim for recovery of its RDM investment in the amount of $87.7 million. In June 2004, SPACEHAB mutually agreed with NASA to waive the Agency’s response date of June 24, 2004 on our contract claim for indemnification. The contractually stipulated indemnification is $8.0 million but NASA’s reconciliation of the losses under Federal Acquisition Regulations approximate $47.4 million. In the event an acceptable resolution cannot be reached, SPACEHAB has the right to file for administrative and/or judicial review of its claim for indemnification. We believe we have a basis for recovery of the loss from NASA but there can be no assurance as to the timing or the amount, if any, to be received from the claim. Upon resolution of the claim, any proceeds from NASA would be recorded in the period in which the claim is resolved.

Our insurer, Certain Underwriters at Lloyd’s of London (“Lloyd’s”), on the Space Shuttle Columbia accident paid the full proceeds of $17.7 million to the Company shortly after the accident. Subsequently, Lloyd’s has filed suit against SPACEHAB seeking recovery of the $17.7 million alleging that: (i) such proceeds were paid erroneously primarily due to the fact that NASA had not paid indemnification due to the Company prior to

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the payment of the insurance proceeds, (ii) the Company and our insurance broker misled Lloyd’s in issuing the policy, and (iii) the Company has not cooperated with Lloyd’s in protecting Lloyd’s right of subrogation. We believe that the Lloyd’s complaint is without merit and while cooperating with Lloyd’s in protecting their interests, have responded accordingly.

(22) Asset Impairments

The Company conducted an impairment test of certain assets within its SFS business segment in accordance with SFAS No. 144. We recorded a non-cash impairment charge of $0.4 million to write down these assets in the fourth quarter of fiscal year 2004. The impairment was due to the Company closing the Huntsville, Alabama location where our subcontractor, Boeing, was housed.

The Company conducted an impairment test of its work-in-process flight assets in accordance with SFAS No. 144 during fiscal year 2003. The Company recorded a non-cash impairment charge of $16.1 million to write down certain assets under development, primarily Enterprise and the SPACEHAB Universal Communications System, in the SFS segment, that are no longer being funded due to uncertainties in human space flight programs during the three months ended June 30, 2003. The Company utilized projected undiscounted cash flows to conclude the assets were impaired and calculated the fair value based on the net present value of projected cash flows.

(23) Closing of the Washington, D.C. Office

On October 1, 2003 the Company announced that it would be closing its corporate office in Washington, D.C. by December 31, 2003 and would consolidate those operations into its headquarters in Webster, Texas. We took these actions as part of our continuing efforts to further reduce operating expenses and improve profitability. We have entered into a sublease of the Washington, D.C. facility which is under lease through May 31, 2006, for the remainder of the lease term. The Company has recorded a charge in the amount of $0.3 million for severance and facilities costs as required under SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” as of December 31, 2003. All amounts were subsequently paid by June 30, 2004 and these were no significant adjustments to the original accrual.

(24) Related Party Transactions

The Company engaged in certain transactions with directors, executive officers, shareholders, and certain former officers during fiscal year 2004. Following is a description of these transactions:

Orbital Sciences Corporation

The Company provides satellite processing services and other space-related services to Orbital Science Corporation (“Orbital”), an entity providing commercial satellite launch and related aerospace services. Mr. James R. Thompson, a director of the Company, is President and Chief Operating Officer of Orbital. During the years ended June 30, 2004, 2003 and 2002 respectively, Orbital provided revenues to the Company of approximately $0.7 million, $0.1 million and $0.0 million, respectively.

EADS Space Transportation

The Company issued subordinated notes for a portion of the amount due to Alenia Spazio S.p.A. (“Alenia”), a subsidiary of EADS Space Transportation, a shareholder, under a previously completed construction contract for the Company’s flight modules. Dr. Graul is the Executive Vice President for EADS Space Transportation. Under the subordinated notes, Alenia had the right to elect to convert, in whole or part, the remaining principal amount into equity, on terms and conditions to be agreed with the Company.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 15, 2001, the Company entered into an agreement with Alenia to restructure the terms of its $11.9 million debt. The terms of the restructuring provided for a $3.0 million payment of principal and interest on December 31, 2001 and quarterly amortization of the remaining principal beginning March 2002 through December 2003. In addition, the interest rate was reduced to 8% effective January 1, 2002. The obligation was collateralized by one of the Company’s flight assets. The Company paid interest of approximately $0.1 million, $0.2 million, and $0.6 million during the years ended June 30, 2004, 2003 and 2002, respectively. The Company paid the shareholder subordinated notes in full and received a release of the lien as of December 31, 2003.

EADS provides unpressurized payload and integration efforts to SPACEHAB on a fixed price basis in addition to providing engineering services as required. For the years ended June 30, 2004, 2003 and 2002, EADS’s payload and integration services included in cost of revenue was approximately $6.8 million, $8.5 million and $4.3 million, respectively.

V.J.F. Russian Consulting

On January 30, 2004, the Company entered into a subcontract agreement with V.J.F. Russian Consulting. The president of V.J.F. Russian Consulting, Vladimir Fishel, is a former Vice President of SPACEHAB was receiving severance payments from the Company and working on a part-time employment arrangement for other consulting activities. The services being provided under the subcontract agreement (valued at $2.6 million) is in support of a contract that SPACEHAB has with the Mitsubishi Corporation in support of the Japan Aerospace Exploration Agency. The amount paid for fiscal year 2004 was $1.3 million.

On June 1, 2004 the Company entered into a consulting agreement with V.J.F. Russian Consulting LTD for:

(1) Marketing and promotion of SPACEHAB capabilities and services to RSC Energia, The Russian Federation Space Agency, and other Russian entities involved in the exploration and development of space;

(2) Supporting and assisting SPACEHAB in the negotiation of service contracts and agreements between Russian entities; and

(3) Providing technical expertise and services in support of SPACEHAB activities, under contracts with Russian entities.

Total commitments under the consulting agreement are $0.4 million.

SPACEHAB, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(25) Summary of Selected Quarterly Financial Data (Unaudited)

The following is a summary of selected quarterly financial data (in thousands, except per share data):

	Three months ended
	September 30	December 31[3]	March 31[1]	June 30[2]
Year ended June 30, 2004
Revenue	$18,850	$32,816	$14,800	$11,140
Income (loss) from operations	2,391	6,507	2,433	(608)
Net income (loss)	666	3,468	267	(2,326)
Net income (loss) per share—basic	0.05	0.28	0.02	(0.19)
Net income (loss) per share—diluted	0.05	0.25	0.02	(0.19)

Year ended June 30, 2003
Revenue	$26,812	$28,050	$26,413	$13,688
Income (loss) from operations	1,750	2,552	(61,069)	(18,613)
Net income (loss)	(94)	1,175	(62,719)	(20,137)
Net income (loss) per share—basic	(0.01)	0.10	(5.06)	(1.63)
Net income (loss) per share—diluted	(0.01)	0.09	(5.06)	(1.63)

[1]	The loss for the three months ended March 31, 2003 includes a $50.3 million charge from the uninsured loss of the RDM and a goodwill impairment charge of $11.9 million.
[2]	The decrease in revenue for the three months ended June 30, 2003 reflects the loss of the recompete for the Flight Crew Systems Development contract. The loss includes the asset impairment charge of $16.1 million. The loss from operations for the three months ended June 30, 2004 includes $0.9 million for an incentive fee charge from Boeing for work on the ReALMS contract and $0.4 million for asset impairment at SFS.
[3]	The revenue for the three months ended December 31, 2003 includes a $17.5 million payment from Boeing for termination of financial guarantees under the contract agreement with ASO. The loss for the same period includes an $8.3 million write-down of remaining goodwill for ASO and SGS and a $1.8 million write-down of remaining investment in Guignè.

(26)	Statement of Cash Flows

The fiscal year 2003 statement of cash flows has been changed from that reported previously to classify the insurance proceeds received relating to the loss of our Research Double Module as an investing cash flow consistent with the guidance in footnote 5 of Financial Accounting Standards No. 95, “Statement of Cash Flows”. The insurance proceeds were reported previously as an operating cash flow.

The Exchange Agent for the exchange offer and consent solicitation is:

Wachovia Bank, National Association

Customer Information Center

Corporate Trust Operations-NC1153

1525 West W.T. Harris Boulevard – 3C3

Charlotte, NC 28262-1153

Attention: Marsha Rice

Telephone: (704) 590-7413

Facsimile: (704) 590-7628

The Information Agent for the exchange offer and consent solicitation is:

CapitalBridge

111 River Street, 10th Floor

Hoboken, NJ 07030

Attention: Aaron Dougherty

Telephone: (877) 746-3583 (toll-free)

(201) 499-3500

Facsimile: (201) 499-3600

The Co-Dealer Managers for the exchange offer and consent solicitation are:

Jefferies & Company, Inc. 520 Madison Avenue New York, New York 10022 Attn: Henry Hsu Telephone: (212) 284-1723 Facsimile: (212) 284-2114	and	Sanders Morris Harris 600 Travis, Suite 3100 Houston, Texas 77002 Attn: William E. Page Telephone: (713) 220-5143 Facsimile: (713) 250-4294